Confidentially submitted to the Securities and Exchange Commission on November 3, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

Amendment No. 2 to

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

E I L HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	5065	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit A, 17/F, Mai Wah Industrial Building

1-7 Wah Sing Street

Kwai Chung

Hong Kong

+852 2741 6811

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[  ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Richard Friedman, Esq. Jeffrey J. Fessler, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Telephone: 212-653-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary Shares, par value US$0.0001	$	$

(1)	Includes the aggregate offering price of additional Ordinary Shares, represented by shares, that the underwriters have the option to purchase.
(2)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED NOVEMBER 3, 2023

E I L HOLDINGS LIMITED

[  ] ORDINARY SHARES

This is an initial public offering of the Ordinary Shares, par value US$0.0001 per share (“Shares”) of E I L Holdings Limited (“E I L Cayman”). We are offering [  ] Shares of E I L Cayman, on a firm commitment basis. No public market currently exists for our Shares. The initial public offering price is expected to be between $[  ] and $[  ] per Share. We have applied to list our Shares on the Nasdaq Capital Market under the symbol “EIL”. At this time, Nasdaq Capital Market has not yet approved our application to list our Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Risk Factors” on pages 10 and 14, respectively.

[Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholders will own [ ]% of our total issued and outstanding Shares, representing [  ]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.]

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating companies in Hong Kong, mainland China and Taiwan, E I L HK, E I L PRC and E I L Taiwan, respectively. This is an offering of the Shares of E I L Holdings Limited, the holding company in the Cayman Islands, instead of the shares of E I L HK, E I L PRC and E I L Taiwan. References to the “Company”, “we”, “us”, and “our” in this prospectus are to E I L Cayman, the Cayman Islands entity that will issue the Shares being offered. References to “E I L HK” in this prospectus are to the Hong Kong entity operating the business and generating the majority of the revenue and profit stated in the consolidated financial statements of the Company. The Company’s ownership interest in E I L HK is held through an intermediate company in the British Virgin Islands (the “BVI”) and E I L PRC and E I L Taiwan are held through intermediate companies in BVI and Hong Kong. Investors in our Shares should be aware that they may never hold equity interests in the Hong Kong and mainland China operating companies directly. Investors are purchasing equity solely in E I L Cayman, our Cayman Islands holding company, which indirectly owns equity interests in the Hong Kong, the mainland China and Taiwan operating companies. Because of our corporate structure, we as well as our investors are subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in China and/or the value of our Shares, which could cause the value of such securities to significantly decline or become worthless. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

There are legal and operational risks associated with being based in and having the majority of our operations in Hong Kong and mainland China. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in mainland China — The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 29 for further details.

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by the PRC government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in mainland China — Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale” and “Risk Factors — Risks Related to Doing Business in mainland China — Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless” on page 28 and 29, respectively, for further details.

Our Shares may be prohibited from being trading on a national securities exchange or in the over-the-counter market in the United States if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, ARK Pro CPA & Co., is headquartered in Hong Kong and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, ARK Pro CPA & Co., has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We conduct substantially all of our operations in Hong Kong and mainland China through our Hong Kong subsidiary, E I L HK, and mainland China subsidiary, E I L PRC. E I L HK and E I L PRC are our only operating subsidiaries located in Hong Kong and mainland China, respectively, and the other subsidiary is an intermediate holding company with no operations. However, as there is an intra-group trading relationship between E I L PRC and E I L HK, cash will be transmitted from E I L PRC to E I L HK on a regular basis. For more details, refer to section captioned “Transfers of Cash To and From Our Subsidiaries.” As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. In June 2023, we established E I L Taiwan which engages in sales and distribution of electronic components. As at the date of this prospectus, there is no intra-group trading relationship between E I L Taiwan and the rest of the entities within the Group. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong or mainland China from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary” on page 26, “Dividend Policy”, “Summary Consolidated Financial Data”, and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.”

Cash is transferred through our organization in the following manner: (i) funds are transferred to E I L PRC, our PRC operating entity, from E I L Cayman through our BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by E I L PRC to E I L Cayman through our Hong Kong and BVI subsidiaries.

During the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, the only transfer of assets among E I L Cayman and its subsidiaries consisted of cash. As required under the PRC Enterprise Income Tax Law, the dividends paid by E I L PRC to E I L HK were subject to a withholding tax rate of 10%. For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we approved, declared and distributed a special dividend of approximately US$2.45 million, US$0.24 million, US$0.24 million and US$0.14 million, respectively, through our subsidiary to our shareholders. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Shares in the foreseeable future. As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Hong Kong operating subsidiary E I L HK and mainland China operating subsidiary E I L PRC through intermediate holding companies.

Upon completion of this offering, our issued and outstanding shares will consist of [   ] Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares, or [   ] Shares, assuming the over-allotment option is exercised in full. Upon completion of this offering, our Controlling Shareholders will be the beneficial owners of an aggregate of [   ] Shares and [   ] Shares, respectively, which will represent [   ]% and [   ]%, respectively, of the then total issued and outstanding Shares assuming that the underwriters do not exercise their over-allotment option, [   ]% and [   ]%, respectively, of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market and, therefore, eligible for certain exemptions from the corporate governance requirements of the Nasdaq Stock Market Rules. If we cease to be a foreign private issuer, we intend to rely on these exemptions. Furthermore, the Controlling Shareholders will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risk Factors — Risks Related to Our Shares — Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 39 for further details.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our Shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Does not include a non-accountable expense allowance equal to [ ]% of the gross proceeds of this offering payable to [ ], the representative of the underwriters. We have also agreed to issue warrants to the Representative, or the Representative’s Warrants, to purchase a number of Shares equal to 5% of the Shares sold in this public offering. The Representative’s Warrants will be exercisable at an exercise price per Ordinary Share equal to 120% of the public offering price during the period commencing six months from the effective date of this registration statement and ending four-and-a-half years after the effective date of this registration statement. Refer to “Underwriting” for additional information regarding underwriting compensation.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [  ], 2023.

Through and including         2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Shares means that information contained in this prospectus is correct after the date of this prospectus.

i

You may lose all of your investment in our Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Shares, we strongly urge you not to purchase any of our Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Shares as further detailed in this prospectus.

We do not recommend that you purchase our Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the electronic components and sensors industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“$” OR “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong, Macau and Taiwan;

●	“Controlling Shareholders” refer to the ultimate beneficial owners of the Company, who are Mr. Ronnie Kong Wai On and E-Space Holdings Limited. See “Management” and “Principal Shareholders” for more information;

●	“HKD,” “HK$” or “HK Dollar” refers the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“E I L BVI” refers to E I L Development Limited, our British Virgin Island subsidiary and the direct holding company of E I L HK;

●	“E I L Cayman,” or the “Company” refers to E I L Holdings Limited, a Cayman Islands company.

●	“E I L HK” refers to E I L Company Limited, our Hong Kong subsidiary and the direct holding company of E I L PRC;

●	“E I L PRC” refers to Yu Shen Electronic (Shenzhen) Limited, our mainland China subsidiary and key operating company;

●	“E I L Taiwan” refers to E I L Company Limited, Taiwan Branch, our Taiwan subsidiary, a sale and distribution of electronic components in Taiwan;

●	“EUR” refers the legal currency of the European Union;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“NTD” refers the legal currency of Taiwan;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” or “PRC regulations,” or variations of such words or similar expressions, refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;
●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the ordinary shares of E I L Holdings Limited, par value of US$0.0001 per share; and

●	“we”, “us”, or the “Group” in this prospectus refers to E I L Cayman and its subsidiaries, unless the context otherwise indicates.

E I L Cayman is a holding company with operations primarily conducted in Hong Kong and mainland China through its operating Hong Kong subsidiary, E I L HK, and mainland China subsidiary E I L PRC. E I L HK’s, E I L PRC’s and EIL Taiwan’s reporting currency is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from U.S. dollars to HKD in this prospectus as of and for the six months ended June 30, 2023 and for the year ended December 31, 2022 were calculated at the rate of US$1 = HKD7.85. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “E I L Cayman”, “we”, “us”, “our”, the “Company” and similar designations refer to E I L Holdings Limited, a Cayman Islands company, and its wholly-owned subsidiaries.

Overview

Our Group was established in 1992, we are principally engaged in the supply of sensors and electronic components to our customers and have positioned ourselves as a value-added electronic component, sensor and engineering solutions provider able to provide (i) sensors and components; (ii) engineering solutions and reference design; (iii) consultation of application feasibility study; and (iv) professional logistics services in bridging customers and electronic component producers in the electronics industry. Since incorporation, our Group has been focusing on identifying, sourcing, selling and distributing electronic components from suppliers located in Asia, Japan, South Korea, Europe and U.S. In early 2000, our Group expanded its product offerings and entered into the sensors market after establishing a business relationship with a supplier in Belgium. Our Group has further strengthened our position and competitive advantages in the sensors and electronic components market by expanding our product variety and further enhance our value-added services including (i) new application idea to clients, (ii) engineering consultation, (iii) reference design, and (iv) supply chain and logistics services to our clients. In order to broaden our customer base, we seek cross-selling opportunities and deepen our penetration by establishing representative offices in major cities in our target territories.

Competitive Strengths

We believe our Group is well-positioned to capture the growth opportunities in the sensors and electronic components market, especially in the sensors market, and benefits from the growing demands for relevant products from our existing and potential clients. We believe our Group’s success is attributed to the following competitive advantages, which will enable us to further develop our business in the future:

●	We have an experienced project team and engineering team to provide support to our sales and marketing team and to maintain a collaborative relationship among our Group, our suppliers and our customers.

●	We diligently cultivate long lasting customer relationships with our key customers and develop an ever-growing customer base so as to capture the growth of the electronic components and sensors market.

●	Our Group possesses the flexibility and wide-ranging product portfolio sourced from our quality suppliers to swiftly respond to the ever-changing market demand and be able to capture the rising trend in the electronic components and sensors market.

●	Our efficient and effective supply chain management system increases our customers’ reliance on us and differentiates us from our competitors.

●	We are led by an experienced management team who has substantial experience in the industry. Our Group’s experienced and stable management team has motivated the operations and improved the sales revenue.

Our Strategy

With an aim to enhancing our supplier network and broadening our product portfolio and enlarging our market share as a sensors and electronic components supplier in the mainland China and Hong Kong, we intend to pursue our goal through the implementation of the following strategies:

●	Further strengthen our position in the sensors market by expanding our product variety.

●	Broaden our customer base through seeking cross-selling opportunities and establishing representative offices in Asia-Pacific (including mainland China) to deepen our penetration in Asia-Pacific.

●	Continue to upgrade our information management systems to optimize our marketing, promotion and sales network, to enhance operating efficiencies and to improve cost effectiveness.

Corporate Structure

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating company in Hong Kong, mainland China and Taiwan, E I L HK, E I L PRC and E I L Taiwan, respectively. This is an offering of the Shares of E I L Holdings Limited, the holding company in the Cayman Islands, instead of the shares of E I L HK, E I L PRC and E I L Taiwan.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to our Group’s initial public offering:

For more details, see “Business — Corporate History and Structure” section.

1

Transfers of Cash To and From Our Subsidiaries

We conduct substantially all of our operations in Hong Kong and mainland China through our Hong Kong subsidiary, E I L HK, and mainland China subsidiary, E I L PRC. E I L HK and E I L PRC are our only operating subsidiaries located in Hong Kong and mainland China, respectively, and the other subsidiary is an intermediate holding company with no operations. During the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, the only transfer of assets among E I L Cayman and its subsidiaries consisted of cash. As required under the PRC Enterprise Income Tax Law, the dividends paid by E I L PRC to E I L HK were subject to a withholding tax rate of 10%. For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we approved, declared and distributed a special dividend of approximately US$2.45 million, US$0.24 million, US$0.24 million and US$0.14 million, respectively through our subsidiary to our shareholders. Cash is transferred through our organization in the following manner: (i) funds are transferred to E I L PRC, our PRC operating entity, from E I L Cayman through our BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by E I L PRC to E I L Cayman through our Hong Kong and BVI subsidiaries. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Further, as there is an intra-group trading relationship between E I L PRC and E I L HK, cash will be transmitted from E I L PRC to E I L HK on a regular basis. For more details, see section captioned “Related Party Transactions” in this prospectus. In June 2023, we established E I L Taiwan which engages in sales and distribution of electronic components. As at the date of this prospectus, there is no intra-group trading relationship between E I L Taiwan and the rest of the entities within the Group.

The following are the aggregate intra-group cash flow for the six months ended June 30, 2023 and 2022 and years ended December 31, 2022 and 2021 in Hong Kong Dollars:

From	To	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	Nature of Transaction
E I L PRC	E I L HK	$150,385,337	$119,954,010	Settlement of purchase cost

From	To	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022	Nature of Transaction
E I L PRC	E I L HK	$238,052,654	$278,590,295	Settlement of purchase cost

We are not prohibited under the laws of the Cayman Islands to provide funding to our operating subsidiaries through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Cayman law, the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency, but no dividends shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Mainland China. Current PRC regulations permit our mainland China subsidiary, E I L PRC, to pay dividends to E I L HK only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. E I L PRC is required to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of its registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Furthermore, the transfer of funds from E I L HK to E I L PRC, either as an increase in registered capital or a shareholder loan, is subject to approval by registration or filing with relevant Chinese authorities. Capital contributions to our mainland China subsidiary are subject to registration with the State Administration for Market Regulation, or the SAMR, or its local branches, information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our mainland China subsidiary is required to be filed with the State Administration for Foreign Exchange, or the SAFE, through the online filing system of SAFE, and (b) our mainland China subsidiary may not procure loans exceeding a statutory upper limit which considers our total investment in projects approved by the verifying departments and registered capital. Any loans provided by us to our mainland China subsidiary with a term exceeding one year must be recorded and registered with the National Development and Reform Commission, or the NDRC, or its local branches.

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Pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the SAFE. The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in China, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may also from time to time impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our mainland China subsidiary, E I L PRC incurs debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong or mainland China from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. If the Company or its subsidiaries are unable to receive cash derived from the profits generated by our operations in China, we may be unable to pay dividends on our Shares. See “Risk Factors — Risks Related to Doing Business in mainland China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our mainland China subsidiary, thereby diminishing our ability to fund and expand our business.” See also “Risk Factors — Risks Related to Doing Business in mainland China — There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our mainland China subsidiary, and dividends payable by our mainland China subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits.”

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Hong Kong operating subsidiary E I L HK and mainland China operating subsidiary E I L PRC through intermediate holding companies. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred.

For more information, see “Dividend Policy,” “Risk Factors” and “Summary Financial Data” and “Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity,” “Consolidated Statements of Changes in Shareholders’ Equity” in the unaudited condensed financial statements for the six months ended June 30, 2023 and audited financial statements for the year ended December 31, 2022 contained in this prospectus.

Permission Required from Hong Kong Authorities

Hong Kong is a special administration region of China, having its own governmental and legal system that is independent from mainland China, and as a result, has its own distinct rules and regulation. E I L HK is an operating subsidiary in Hong Kong. As of the date of this prospectus, we received the Hong Kong legal opinion issued by our U.S. and Hong Kong counsel, Loeb & Loeb LLP. According to the legal opinion issued by our U.S. and Hong Kong counsel, we, including E I L HK, have received all requisite permissions or approvals from the Hong Kong authorities to operate our business, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including E I L HK are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of E I L Cayman to foreign investors. Further, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including E I L HK, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant permissions or approvals were not required, or (iii) are required to obtain such permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from Mainland China Authorities

The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. As of the date of this prospectus, we received the mainland China legal opinion issued by our mainland China counsel, Jingtian & Gongcheng Law Firm. According to the legal opinion issued by our mainland China counsel, to the best of their knowledge after due inquiry and as confirmed by the Company, as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) all the customers and suppliers of E I L PRC are enterprises, (iii) we do not possess a large amount of personal information in our business operations, (iv) we are not recognized as “operators of critical information infrastructure” by any authentic authority, (v) we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Nevertheless, the Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations is in the process of being formulated and the interpretation and application of these regulations remain unclear. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings, including this offering.

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On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles by providing substantially requirements for filings of overseas offering and listing by domestic companies. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. According to the legal opinion issued by our mainland China counsel and based on its understanding of the relevant PRC laws and regulations as of the date of this prospectus, our offering will not be identified as an indirect overseas issuance. The Trial Measures provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

The following table sets forth the percentage of our operating revenue, total profit, total assets and net assets by jurisdiction:

	Hong Kong	PRC	Total
Year ended December 31, 2021	% of Total	% of Total	HK$’ million
Operating revenue#	54.08%	45.92%	660.43
Total profit#	66.42%	33.58%	38.29
As of December 31, 2021
Total assets	88.60%	11.40%	320.30
Net assets#	61.33%	38.67%	74.12

	Hong Kong	PRC	Total
Year ended December 31, 2022	% of Total	% of Total	HK$’ million
Operating revenue#	53.56%	46.44%	661.99
Total profit#	100.00%	N/A*	20.34
As of December 31, 2022
Total assets	80.15%	19.85%	379.09
Net assets#	72.66%	27.34%	91.22

	Hong Kong	PRC	Total
Year ended December 31, 2022	% of Total	% of Total	US$’ million
Operating revenue#	53.56%	46.44%	84.33
Total profit#	100.00%	N/A*	2.59
As of December 31, 2022
Total assets	80.15%	19.85%	48.29
Net assets#	72.66%	27.34%	11.62

#	Operating revenue, total profit, and net assets are interpreted as revenues, income before income taxes, and total shareholders’ equity, respectively in our financial statements.
*	Loss-making

In light of the foregoing, we and Jingtian & Gongcheng Law Firm believe that the listing of our Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because we meet neither of the above criteria: (i) less than 50% of any of the Company’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for 2022 is accounted for by its mainland China subsidiary; (2) the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China.

If we or our mainland China subsidiary (i) do not receive or maintain such relevant permissions or approvals, (ii) inadvertently conclude that such relevant permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Further, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for offering purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities with shares of the offshore special purchase vehicles to obtain the approval of the CSRC prior to the offering and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the legal opinion issued by our mainland China counsel and based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Shares because (i) E I L PRC was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) although E I L PRC is a mainland China entity, it has been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and the opinion of our mainland China counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our mainland China counsel.

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Summary of Risk Factors

Investing in our Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Shares. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Business and Doing Business in Hong Kong

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

●	We operate in a competitive market that could result in lower profit margins.

●	We are subject to technological changes in the electronic components and sensors industry.

●	Our purchase orders are not recurring in nature and our future business depends on our continuing success in securing purchase orders from existing customers and procuring purchase orders from new customers.

●	The success of our business depends on quality controls by our principal suppliers.

●	We are exposed to initial cash outflow in projects, which may adversely affect our corresponding liquidity position.

●	We are dependent on our principal suppliers. If our distribution agreements with these principal suppliers are terminated, interrupted, or adversely modified, our business, financial condition and results of operations could be adversely affected.

●	Interruptions or performance problems associated with our technology and infrastructure may materially and adversely affect our business, results of operations, and financial condition.

●	Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

●	Unforeseeable events, such as the global COVID-19 outbreak, could significantly disrupt our supply chain for a prolonged period of time.

●	Our results of operation may be materially and adversely affected by a downturn in Hong Kong, mainland China, or the global economy, and changes in the economic and political policies of the PRC. See “Risk Factors — Risks Related to Our Business and Doing Business in Hong Kong — Our results of operation may be materially and adversely affected by a downturn in Hong Kong, mainland China or the global economy” on page 24.

●	You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on foreign laws. E I L Cayman is incorporated under the laws of the Cayman Islands, but the majority of our operations and assets are held by our operating subsidiary, and E I L HK, in Hong Kong. In addition, all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. See “Risk Factors — Risks Related to Our Business and Doing Business in Hong Kong — You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on foreign laws” on page 28.

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●	Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. See “Risk Factors — Risks Related to Our Business and Doing Business in Hong Kong — Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on page 24.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. Any changes to the political and economic environment in Hong Kong may materially and adversely affect our business and operation. See “Risk Factors — Risks Related to Our Business and Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections” on page 27.

Risks Related to Doing Business in Mainland China

Although the majority of our business is conducted in Hong Kong, part of our business is conducted in mainland China, where we may face significant regulatory, liquidity, and enforcement risks and uncertainties relating to doing business in mainland China in general. See “Risk Factors — Risks Related to Doing Business in Mainland China” beginning on page 28 for a more detailed discussion of the risks involved. The material Mainland China risks include but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice, which could result in a material change in our operations and/or the value of our Shares. It is also uncertain whether having all of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future. See “Risk Factors — Risks Related to Doing Business in Mainland China — Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 28.

●	The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to our shareholders or us. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. See “Risk Factors — Risks Related to Doing Business in Mainland China — The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 29.

●	Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or involves or constitutes a foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Nevertheless, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance. See “Risk Factors — Risks Related to Doing Business in Mainland China — Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless” on page 29.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering. We may become subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties, which may materially and adversely affect our financial condition. In addition, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. See “Risk Factors — Risks Related to Doing Business in Mainland China — In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering” on page 30.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation in China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside China. See “Risk Factors — Risks Related to Doing Business in Mainland China — It may be difficult for overseas shareholders and/or regulators to conduct investigations in China” on page 31.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future. See “Risk Factors — Risks Related to Doing Business in Mainland China — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future” on page 32.

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Risks Related to Our Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Shares and this offering, including but not limited to the following:

●	There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

●	Our status as a “foreign private issuer” under the rules promulgated by the Securities and Exchange Commission under the U.S. federal securities laws (the “SEC rules”), will exempt us from the U.S. proxy rules and the more detailed and frequent Securities Exchange Act of 1934 (the“Exchange Act”) reporting obligations applicable to a U.S. domestic public company.

●	Our status as a foreign private issuer under the Nasdaq Stock Market Rules (the “Nasdaq rules”), will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

●	Our status as an “emerging growth company” under the the JOBS Act may make it more difficult to raise capital as and when we need it.

●	We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

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Recent Regulatory Development in China

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Cybersecurity Laws

On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the Measures for Cybersecurity Review (2021 version) (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Given the nature of our business, we believe this risk is not significant. E I L PRC may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purpose, who may be PRC individuals. We do not currently expect the New Measures to have an impact on our business, operations or this offering as we do not believe that E I L PRC is deemed to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of date of this prospectus, E I L PRC has collected and stored personal information of far less than one million users; and (ii) as of the date of this prospectus, E I L PRC has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we are not covered by the permission and requirements from the CSRC nor CAC, and we have received all necessary permissions to operate our business in China and no permission has been denied. E I L PRC has received all necessary permissions required to obtain from PRC authorities to operate its current business in China or issue shares to foreign investors.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we cannot assure you that we will be able to list our Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Shares. See “Risk Factors — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

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Laws on Offshore Securities Offering

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Under the Trial Measures, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

As these laws and regulations are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the offering from this offering into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Shares offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

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Implications of the HFCA Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national securities exchange or quoted on the over-the-counter market in the United States, trading in our securities may be prohibited under the HFCA Act, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in mainland China. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, ARK Pro CPA & Co, is headquartered in Hong Kong and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Corporate Information

Our principal office is located at Unit A, 17/F., Mai Wah Industrial Building, 1-7 Wah Sing Street, Kwai Chung, Hong Kong, and our telephone number is +852 2741 6811. Our registered office in the Cayman Islands is located at the Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.]

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

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The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

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THE OFFERING

Shares offered by us	[ ] Shares (or [ ] Shares if the underwriters exercise their option to purchase additional Shares in full).

Shares to be outstanding after this offering	[ ] Shares (or [ ] Shares if the underwriters exercise their option to purchase additional Shares in full).

Option to purchase additional Shares	We have granted the underwriters an option to purchase up to [ ] additional Shares from us within 45 days of the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $           million, or approximately $          million if the underwriters exercise their option to purchase additional Shares in full, based on an assumed initial public offering price of $[  ] per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

●	approximately 20% for expanding our research and development;

●	approximately 20% for enhancing our industry position and strengthening business development, by increasing our brand recognition through marketing and promotion, and expand the presence of our sales force geographically to expand our customers base;

●	approximately 25% for strengthening our project and engineering team for expanding the scale and scope on engineering and project development;

●	approximately 25% for improving our pre-and post-sale support by expanding our engineering support center (office) and strengthen our technical expertise; and

●	approximately 10% to fund general administration and working capital.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Shares.

Listing	We have applied to list our Shares on the Nasdaq Capital Market under the symbol “EIL”. At this time, Nasdaq Capital Market has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

The number of Shares to be outstanding after this offering is based on [  ] Shares outstanding as of [the date of this prospectus].

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase up to [ ] additional Shares from us; and

●	the adoption and effectiveness of the amendments to our Memorandum and Articles of Association, which will occur immediately prior to the closing of this offering.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021 and consolidated balance sheets data as of June 30, 2023 and 2022 December 31, 2022 and 2021 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Selected Consolidated Statements of Operations and Comprehensive Income Data:

	Six months ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Revenues, net	354,435,742	313,489,882	39,935,017
Cost of revenue	(301,138,041)	(276,664,099)	(35,243,834)
Gross profit	53,297,701	36,825,783	4,691,183
Operating expenses	(27,093,735)	(26,910,694)	(3,428,114)
Income from operations	26,203,966	9,915,089	1,263,069
Other expense, net	(2,598,669)	(11,663,695)	(1,485,821)
Income tax expense	(3,584,367)	—	—
Net income (loss)	20,020,930	(1,748,606)	(222,752)
Other comprehensive loss	(1,398,708)	(3,788,041)	(482,554)
Comprehensive income (loss)	18,622,222	(5,536,647)	(705,306)

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Revenues, net	660,428,620	661,994,054	84,330,453
Cost of revenue	(568,415,179)	(573,207,538)	(73,020,069)
Gross profit	92,013,441	88,786,516	11,310,384
Operating expenses	(56,144,785)	(57,154,669)	(7,280,849)
Income from operations	35,868,656	31,631,847	4,029,535
Other income (expense), net	2,424,655	(11,295,285)	(1,438,889)
Income tax expense	(4,111,959)	(458,596)	(58,420)
Net income	34,181,352	19,877,966	2,532,226
Other comprehensive income (loss)	644,320	(853,232)	(108,691)
Comprehensive income	34,825,672	19,024,734	2,423,535

Selected Consolidated Balance Sheet Data:

	As of December 31,			As of June 30,
	2021	2022	2022	2023	2023
	HK$	HK$	US$	HK$	US$
Current assets	313,831,231	371,978,326	47,385,773	361,361,179	46,033,272
Non-current assets	6,468,216	7,116,482	906,559	16,690,596	2,126,191
Total assets	320,299,447	379,094,808	48,292,332	378,051,775	48,159,463
Total liabilities	246,180,094	287,870,721	36,671,429	311,564,335	39,689,725
Total shareholders’ equity	74,119,353	91,224,087	11,620,903	66,487,440	8,469,738

Selected Consolidated Cash Flow Data:

	Six months ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(43,963,908)	265,840	33,866
Net cash used in investing activities	(35,606)	(13,165,388)	(1,677,120)
Net cash provided by financing activities	39,319,681	7,152,018	911,085
Effect on exchange rate change on cash, cash equivalents and restricted cash	(1,381,373)	(3,772,939)	(480,628)
Net change in cash, cash equivalent and restricted cash	(6,061,206)	(9,520,469)	(1,212,797)
Cash, cash equivalent and restricted cash, beginning of period	40,943,665	54,080,588	6,889,246
Cash, cash equivalent and restricted cash, end of period	34,882,459	44,560,119	5,676,449

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Net cash used in operating activities	(15,635,588)	(31,641,988)	(4,030,826)
Net cash used in investing activities	(201,864)	(180,488)	(22,992)
Net cash provided by financing activities	16,154,614	45,783,263	5,832,263
Effect on exchange rate change on cash, cash equivalents and restricted cash	632,446	(823,864)	(104,951)
Net change in cash, cash equivalent and restricted cash	949,608	13,136,923	1,673,494
Cash, cash equivalent and restricted cash, beginning of year	39,994,057	40,943,665	5,215,753
Cash, cash equivalent and restricted cash, end of year	40,943,665	54,080,588	6,889,247

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RISK FACTORS

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Doing Business in Hong Kong

We operate in a competitive market that could result in lower profit margins.

Although we have built long lasting relationships with our key customers, we cannot guarantee that some of our competitors would not have more financial and human resources, more competitive pricing strategies or closer relationships with manufacturers of electronic components than we have. In the event that our competitors offer less expensive alternatives, engage in aggressive pricing in order to increase their market share, or are capable of supplying products with superior performance, functions or efficiency, we could lose customers to our competitors and our business, financial condition and results of operations could be adversely affected. Competition could also lead to, among other things, stricter terms in agreements with manufacturers of electronic components, which may have an adverse impact on our business, financial condition and results of operations.

We are subject to technological changes in the electronic components and sensors industry.

The electronic components and sensors industry is characterized by rapidly changing technology, and evolving industry standards, with frequent introductions and enhancements of new products and services. Customers also expect fast technology advancement in various products such as automotive, industrial/automation, computing and communication system, home appliances, power management, and healthcare and medical. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, adapting our services to the evolving industry standards and continually improve the know-how of our staff in response to evolving demands of the marketplace. Failure to adapt to such changes would have a material adverse effect on our business and results of operations.

Our purchase orders are not recurring in nature and our future business depends on our continuing success in securing purchase orders from existing customers and procuring purchase orders from new customers.

For the six months ended June 30, 2023 and 2022, approximately HK$310.7 million (US$39.6 million) and HK$308.1 million of our revenue was generated from our existing customers, representing 99% and 98% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, approximately HK$642.4 million (US$81.8 million) and HK$640.9 million of our revenue was generated from our existing customers, representing 97% and 97% of our total revenue, respectively. Our management believes that competition in the electronic components industry is intense and our ability to secure purchase orders is one of the critical factors that is important to our success. Our success requires us to maintain good relationships with our existing customers and to develop new relationships with potential customers. However, there is no assurance that our customers will continue to provide us with new business. In the event that we are unable to succeed in securing existing customers and obtaining sufficient number of recurring and/or new purchase orders, our competitive advantage may be weakened, which may have an adverse impact on our business, financial condition and results of operations.

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Some of the customers may cancel, change or postpone their purchase orders.

We typically enter into individual purchase orders with our customers that could be altered, reduced or cancelled according to its terms and conditions, our customers could change their order levels or stop placing orders altogether with little or no notice to us. The loss of one or more of our customers, a substantial reduction in the size of their orders, or our failure to identify additional or replacement customers on a timely basis could adversely affect our business, financial condition and results of operations.

Our historical growth may not be indicative of our future growth.

For the six months ended June 30, 2023 and 2022, our revenue amounted to approximately HK$313.5 million (US$39.9 million) and HK$354.4 million, respectively, representing a decrease of 11.55%. For the years ended December 31, 2022 and 2021, our revenue amounted to approximately HK$662.0 million (US$84.3 million) and HK$660.4 million, respectively, representing an increase of 0.24%. Our historical growth rate should not be considered to be indicative of our future performance. Prospective investors should instead consider our prospects in light of the risks and uncertainties which are commonly experienced in the competitive electronic components industry, regarding our ability to:

(a)	maintain stable supplier relationships and source high-quality electronic components;

(b)	continue to offer high-quality sensors to our customers; and

(c)	anticipate and adapt to changing industry trends, including increasing competition.

We may not be able to predict or keep up with rapid technological changes and may be driven out of competition.

The electronic components industry is characterized by rapidly changing technologies, evolving industry standards, frequent introductions and enhancements of new products and services, and changing customer demands. Key products that are sold by our Group are sensors that are applied in the automotive, industrial/automation, computing and communication system, home appliances, healthcare & medical and power management system sectors. These end-products are always associated with the latest technology, and we may not be able to effectively develop or integrate new technologies on a timely basis. The introduction of new technology and the emergence of new industry standards may render our services to be obsolete and uncompetitive. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies and continually improving the know-how of our staff in response to evolving demands of the market. Failing to adapt to such changes would have a material adverse effect on our business. Furthermore, an inability of our Group to predict market trends and technological changes could have an adverse impact on the competitive advantage of the Group.

The success of our business depends on quality controls by our principal suppliers. If a product that we distribute has defects or performance problems, our reputation and ability to distribute other products to customers could be adversely affected. Further, we might be exposed to product liability risk which could have an adverse effect on our reputation, business, and results of operations and financial condition.

We do not directly monitor the quality control procedures of our principal suppliers. As such, we are exposed to inherent risk of product liability claims due to product defects such as failure to perform to the products’ specifications. If a product that we distribute has defects or performance problems, our reputation and ability to distribute other products to customers could be adversely affected. If our products are proved to be defective and result in losses to our customers, we may be exposed to product liability claims in jurisdictions in which our customers’ products are sold and distributed. Under these circumstances, our operating results would be adversely affected.

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As at the date of this prospectus, we are not aware of any legal claims or pending litigation proceedings against us in connection with our products. However, there can be no assurance that there will not be such product liability claims in the future. A significant product liability claim may result in us incurring substantial costs and in the diversion of resources. If our defense against such legal proceedings and/or claims is unsuccessful, we may be liable to pay substantial amount of damages. This could have an adverse effect on our reputation, business, and results of operations and financial condition.

If we are unable to keep our key members and attract new talent for our management team, project department, sales department and engineering department, our growth and future may be impaired.

We believe our continued success, growth and ability to expand our operations depend significantly upon the continued efforts, contribution and expertise of our key members in the management team. Our management team comprises of Mr. Kong, our chairman of the Board and Chief Executive Officer, and Ms. Lam, our Chief Operating Officer, and Director, as well as the rest of our senior management personnel, who are collectively responsible for the overall corporate development and business strategies of our Group as well as implementing business plans and driving the growth of our Group. These personnel have played a key role in the success of the business and may adversely impact the business if they leave our Group.

In addition, our business depends on our ability to attract and retain skilled employees in the project department, sales department and engineering department. Our management believes that these persons have comprehensive understanding of our customers’ requirements and have established stable relationships with our customers, which are essential to our business and our Group’s future development. However, as competition for these key personnel in the industry is intense, any failure to attract and retain such skilled personnel may affect our business operations, financial performance and future prospects of our Group.

If any of our key members is unable or unwilling to continue in the present position, we cannot assure you that the replacement for such skilled members with similar knowledge, skills, experience and expertise could be made. Even if replacement could be made, additional expenses may be incurred in recruiting, training or retaining such personnel, and strategic objectives at a similar cost may not be achieved.

We are exposed to initial cash outflow in projects, which may adversely affect our corresponding liquidity position.

As we provide logistics chain support services to our customers, we will place purchase orders to our suppliers after receiving customers’ sales orders, but before receiving customers’ payments for those orders. As a result, we will be exposed to net cash outflow before we receive customers’ payments. As such, there are occasions when we experience high cash outflow. In case we do not have enough readily available cash to meet ongoing liabilities, our operation and financial results might be adversely affected.

We are exposed to the credit risks of our customers and we may not be able to collect all trade receivables from them in a timely manner.

The credit periods that we grant to customers generally range from 30 days to 150 days. For the six months ended June 30, 2023 and 2022, our trade receivable days are 89 days and 83 days, respectively. For the years ended December 31, 2022 and 2021, our trade receivable days are 86 days and 83 days, respectively. Further, as of June 30, 2023 and December 31, 2022, our accounts receivable past due between 1 day to 180 days was approximately an aggregate of HK$44.2 million (US$5.6 million) and HK$40.7 million (US$5.2 million), respectively. Longer trade receivables will mean that we must bear additional financial burden to finance our increased working capital needs. The reasons for payment delays, cancellations or defaults by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. We cannot assure that our customers will pay us on time and that they will be able to fulfil their payment obligations. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected. Should we experience any unexpected delay or difficulty in collections from our customers, our operating results and financial condition may be adversely affected. In addition, if our trade receivables increase significantly from current levels, our bank financing and interest expenses would increase, adversely affecting our profitability. We cannot assure you that the risk of default by our customers will not occur in the future.

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We are dependent on our principal suppliers. If our distribution agreements with these principal suppliers are terminated, interrupted, or adversely modified, our business, financial condition and results of operations could be adversely affected.

Our success depends on the continued distribution rights of our existing pool of more than 25 principal suppliers and our ability to secure new distribution rights. For the six months ended June 30, 2023 and 2022, our purchases from our five largest principal suppliers together accounted for approximately 87.3% and 84.0% of our total purchases, respectively, while our purchase from our largest principal supplier accounted for approximately 67.6% and 58.3%, respectively, of our total purchases for the same periods. For the years ended December 31, 2022 and 2021, our purchases from our five largest principal suppliers together accounted for approximately 83.5% and 70.5% of our total purchases, respectively, while our purchase from our largest principal supplier accounted for approximately 60.2% and 53.4%, respectively, of our total purchases for the same periods. In the event that our distribution agreements with these principal suppliers are terminated, interrupted, or adversely modified, our business, financial condition and results of operations could be adversely affected.

Fluctuations in our purchase prices of products that we are unable to reflect on our selling price to our customers could adversely affect our results of operations, profit margins and profitability.

Although we have entered into agreements with various suppliers, the price for the products that we procure from our suppliers is not fixed. We purchase our products in foreign currencies, and the fluctuation of exchange rates may impact our purchase costs. When the purchase costs fluctuate, our selling prices to our customers would generally be adjusted correspondingly, but this is not always possible. We have attempted and will continue to attempt to negotiate competitive rates for our products, however any shortage or excess in supply, fluctuation in exchange rate or shift in demand of our products could result in fluctuation of our purchase prices of the products. We, therefore, cannot guarantee that the prices we currently pay for the products will remain stable. Fluctuations in product costs could result in our offering to the market a less competitive product.

Our ability to adjust the selling price depends largely on market conditions. For the six months ended June 30, 2023 and 2022, our gross profit margins were approximately 11.8% and 15.0%, respectively. For the years ended December 31, 2022 and 2021, our gross profit margins were approximately 13.4% and 13.9%, respectively. If we are unable to adjust our selling price to reflect changes in our purchasing price, our results of operations, profit margins and profitability could be adversely affected.

Our financial performance could be adversely affected by a global shortage of key components.

Certain electronic components or sensors could from time to time be in short supply as this was illustrated during the COVID-19 pandemic. This could be due to manufacturing companies reducing their production in anticipation of lower demand or terminating production as it can no longer be economically viable to supply the electronic components or sensors even when demand is high or prolonged delays to the worldwide supply chains. As a result, demands could exceed supply, which could lead to a shortage that plagues the electronic components or sensors industry. Such shortages in the supply of electronics or sensors could lead to our customers either suspending or delaying their manufacturing schedule, which could in turn adversely affect our business, financial condition and results of operations. For the six months ended June 30, 2023 and 2022 and years ended December 31, 2022 and 2021, we faced disruptions in our global supply chain due to a range of factors, including transport restrictions, port congestion and shortages of materials. These disruptions led to supply imbalances and increased material costs. The cumulative effect of these inflationary pressures has resulted in the reduction in the Company’s gross profit. We are aware of this situation, and to mitigate the inflationary pressures, we have planned or taken the following actions: (i) diversify our logistic suppliers and identify alternative logistic suppliers; (ii) price adjustments to partially pass on increased costs to the customers; (iii) negotiating with our suppliers for more flexible adjustments to the prices and terms; and (iv) research and development efforts are underway to identify alternative material and design that can maintain our quality standards but are less susceptible to price volatility. If our mitigation measures against the inflationary pressures are ineffective, our business, financial condition and results of operations will continue to be adversely affected.

17

We have engaged sub-contractors to carry out some of the tasks in our operation cycle. The non-performance, sub-standard or delayed performance of these sub-contractors may affect our Group’s operation.

For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we have engaged subcontractors to carry out processing and programming tasks for two customers, which accounted for less than 1% of our revenue in each period. Outsourcing exposes us to risks associated with non-performance, delayed performance or sub-standard performance by our subcontractors. As a result, we may experience deterioration in the quality or delivery of our works, incur additional costs due to the delays, or be subject to liability under the relevant contracts. Such events could impact our profitability, financial performance and reputation, and result in litigation or claims.

In addition, if our subcontractors fail to implement efficient safety management system or policy and are in breach of any rules and regulations in relation to health and safety matters, it may expose our Group to prosecutions and/or liable to claims for loss and damages. If there is in fact a violation, our operations and therefore reputation and financial position will be adversely affected.

We may not be able to efficiently manage our inventory and may be exposed to risk of obsolete inventory and low subsequent utilization.

As at June 30, 2023 and December 31, 2022, we have an inventory balance of approximately HK$129.9 million (US$16.5 million) and HK$127.8 million (US$16.3 million), respectively. Due to the dynamic nature of the electronic components and sensors industry, if we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-offs. In addition, we may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross margins. Any of the above may materially and adversely affect our results of operations and financial condition.

Interruptions or performance problems associated with our technology and infrastructure may materially and adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers to access our services, in particular technical support, at any time and within an acceptable amount of time. We are also dependent on our IT systems for, including but not limited to, handling purchase orders, procurement and supply chain management. The efficiency and reliability of our systems are in turn dependent on the functionality and stability of the underlying technical infrastructure, in particular, our enterprise resource planning (“ERP”) system. We may in the future experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our services become more complex. If our services are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business, results of operations, and financial condition may be materially and adversely affected would be negatively affected.

We currently provide our services via our internal ERP system. We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of our internal ERP system, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition may be materially and adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, in particular during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, or impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, our business, results of operations, and financial condition may be materially and adversely affected.

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We cannot be certain that our business operations do not or will not infringe any intellectual property rights held by third parties and any leakage or misappropriation of confidential information handled by us could have an adverse effect on our reputation and business operations.

We may in the future be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be prohibited from using such intellectual property, and we may incur royalty or licensing fees. In addition, we may incur substantial expenses in defending against and investigating these third party infringement claims or divert significant management and staff resources, regardless of their merits. Any successful infringement or licensing claims against us may result in substantial monetary liabilities and prevent us from using important technologies, which may materially disrupt the continuity of our business and the stability of our financial situation.

During the course of providing our products to customers’ specifications, we may have access to and be entrusted with information that is confidential in nature, such as information that is related to customers’ designs, systems and operations. We presently rely on various means to protect the confidentiality of our customers’ information, such as our internal control manual. However, there is no assurance that the steps taken by us will successfully prevent any confidential information of our customers from leakage or misappropriation. Any leakage or misappropriation of confidential information of our customers could expose us to the complaints or claims of our customers, which may have a material and adverse effect on our reputation and business operations.

We are exposed to foreign exchange risks.

Our business transactions and our cost of sales are denominated in U.S. dollars, EUR, RMB, NTD and Hong Kong dollars. We are exposed to foreign currency risks as a result of sales and purchases that are denominated in a currency other than US dollars. Any significant changes in the exchange rate between U.S. dollars and other currencies may result in substantial loss for us and our financial condition and results of operations may be materially and adversely affected.

We are subject to interest rates fluctuations that could increase our costs of borrowings and subsequently adversely affect our profitability.

As at June 30, 2023, December 31, 2022 and 2021, we have bank borrowings of approximately HK$225.5 million (US$28.7 million), HK$215.1 million (US$27.4 million) and HK$147.8 million, respectively. Some of the banking facilities carry a floating interest rate. While we have, in the past, been able to obtain competitive interest rates for our borrowings from our banks, we cannot assure you that we will be able to continue to secure such competitive interest rates in the future. In the event of a substantial increase in interest rates for our borrowings in the future, our interest expense will increase and our profitability could be adversely affected.

Our research and development activities may not result in the successful development of new products.

We are committed to various research and development activities for the growth of our business. These activities and efforts include collaboration with our suppliers to develop new products. There is no assurance that any research and development activities conducted by us will be completed within the anticipated time frame or that the costs of such research and development activities can be fully or partially recovered. We cannot assure you that we can ultimately commercially produce and market new products. Furthermore, if our research and development activities do not result in the successful development of a new product, our reputation, business prospects, financial conditions and results of operations could be materially and adversely affected.

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Our integrated supply chain management system could fail.

Our business depends, to a large extent, on our integrated supply chain management system to effectively manage and operate many of our key business functions, including inventory management, order processing, customer service, distribution, cash receipts, payments and financial reporting. Any failure, prolonged outage or impairment of our integrated supply chain management system could adversely affect our ability to conduct our operations.

We may not be able to obtain adequate financing for our business in the future.

Our business requires significant working capital for our daily operations. In addition, we require capital investment to provide a larger portfolio of products to satisfy customer demands and support our business growth. For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we utilized cash generated from our operations and bank borrowings to maintain our cash flow and finance our capital expenditure. As at June 30, 2023, December 31, 2022 and 2021, our bank borrowings repayable within one year amounted to HK$194.5 million (US$24.8 million), HK$188.3 million (US$24.0 million) and HK$136.4 million, respectively. Our ability to raise additional capital will depend on our business performance, market conditions and overall economic environment. We are unable to assure you that we will be able to obtain bank borrowings and other external financing or resources on commercially acceptable terms or in a timely manner, or at all, in the future. If we are unable to obtain necessary financing or if we fail to obtain such financing on favorable terms due to factors beyond our control, we may be forced to curtain our expansion plans and results of operations and financial conditions may be materially and adversely affected.

For the six months ended June 30, 2023 and 2022, our interest expense was approximately HK$6.6 million (US$0.8 million) and HK$2.3 million, respectively. For the years ended December 31, 2022 and 2021, our interest expense was approximately HK$7.0 million (US$0.9 million) and HK$3.3 million, respectively. Since March 2022, interest rates have been following a rising trend, our finance cost increased accordingly, which had an adverse effect on our results of operations and financial condition. If interest rates continue to follow a rising trend in the future, our finance costs will increase accordingly, which may continue to have an adverse effect on our results of operations and financial condition.

We engage independent third party logistics service providers to deliver our products, and their failure to provide timely and high quality logistics services to our customers may adversely affect our brand image and our financial condition.

We engage independent third party logistics service providers to deliver our products to our customers either by road, by sea or by air freight. Delivery disruptions, such as transportation bottlenecks, inclement weather and natural disasters, social unrest, vehicle breakdown, labor strikes or other circumstances beyond our control may result in delayed or lost deliveries. There is no assurance that the logistics service providers will be able to deliver our products according to the delivery schedule or provide high quality services to our customers. If the logistics service providers fail to deliver our products to our customers on time or if our products are damaged in the course of delivery, our customers may refuse to accept our products and our reputation and brand image may suffer as a result. We may also be subject to penalties in the event of late delivery, which may materially and adversely affect our financial position. In addition, any significant increase in the cost of transportation, such as fuel cost, will increase our operating expenses.

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Some of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for residential use, which may expose us to potential fines.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this prospectus, some of our lease agreements for our leased properties in mainland China under E I L PRC have not been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements under PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, certain of our leased properties used for offices are located in properties that are zoned for residential use only under the PRC law. We may need to seek for an alternative lease, and our operation of business may be accordingly affected.

If our lease located in Shenzhen is without the required certificate, we may be unable to continue using the lease and incur additional costs and expenses and disruption to part of our mainland China operations associated with such lease.

Currently, one of our leases is located in Shenzhen, mainland China (the “Shenzhen Lease”). As the lessor has not been able to provide us with the relevant building ownership certificate for Shenzhen Lease, EIL PRC may not be able to continue its lease of the premise due to claims by a third party over the rights of the premise.

If the Shenzhen Lease is declared invalid by competent PRC authorities, we may have to look for a replacement lease for part of our mainland China operations. Unplanned relocation may cause us to incur additional moving costs and expenses and part of our mainland China operations may be interrupted, and we cannot assure you that we can find a replacement lease on favorable or equal terms, which may adversely affect our results of operations in mainland China.

We may be subject to fines or other penalties under the PRC Labor Contract Law, which may adversely affect our business, profitability and reputation in mainland China.

In December 2012, PRC the Labor Contract Law (the “Labor Contract Law”) was amended to impose more stringent requirements on labor dispatch and such amendments became effective in July 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees, to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers may only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security in January 2014, which became effective on March 1, 2014 (the “Interim Provisions”), the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The employers who fail to comply with the relevant requirements on labor dispatch shall be ordered by the labor administrative authorities to make correction within a stipulated period. Where correction is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

For the six months ended June 30, 2023 and the year ended December 31, 2022, our total dispatched contract workers hired by E I L PRC have exceeded 10% of their total number of employees. Though E I L PRC has not, as of the date hereof, received any notice of warning or been subject to any administrative penalties or other disciplinary actions from relevant PRC authorities, we cannot assure you that the relevant PRC authorities will not take actions against E I L PRC for violating the Interim Provisions with respect to dispatched contract workers. If we are found to be in violation of the rules regulating dispatched contract workers, we may be subject to fines and penalties. Such penalties may adversely affect our business, profitability and reputation in mainland China.

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There is no assurance that our business strategies and future plans will be successfully implemented.

The successful implementation of our business strategies and future plans will depend on various factors, including but not limited to our ability to (i) retain our major customers; (ii) retain our existing workforce and recruit new staff members at a rate that is consistent with our business growth; (iii) raise additional funds to support our business expansion; and (iv) explore new opportunities, in particular in the electronic components and sensors market. There is no assurance that we will be able to successfully implement our business strategies or future plans. Even if our business strategies or future plans are implemented there is no assurance that they will increase our market share or enhance our market position. Our results of operations and financial position may be materially and adversely affected if our business strategies or future plans are not successfully implemented.

We may experience material disruptions to our representative offices in mainland China which could result in delays, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

Our mainland China operations depend on our representative offices for sales and technical supports to our mainland China customers. As of the date of this prospectus, we have four representative offices in mainland China. We plan to diversify our operations and to set up representative offices throughout key Asia-Pacific locations, which is in line with our business strategies to expand our sales and technical support throughout Asia-Pacific. While we seek to operate our representative offices in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at one of our representative offices, a material disruption at our representative offices could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our representative offices could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; fires, floods, earthquakes, health epidemics, acts of war, or other catastrophes, which could also pose a risk to injury or damage to personnel, the property of others, which in turn could lead to considerable financial costs and may also have negative legal consequences. Our future growth strategy includes an anticipated expansion of our representative offices in Asia-Pacific to meet increasing demand for our existing and new Asia-Pacific customers. Any such material disruption may prevent us from operating on a timely basis, and thus, reduce our sales, our technical support to our existing customers and market share and negatively impact our financial results.

Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

For the six months ended June 30, 2023 and 2022 and years ended December 31, 2022 and 2021, some of our electronic components, which are sourced by us from our suppliers, are originated from Europe, Japan, South Korea and the United States. In light of the China-U.S. trade war, our business may be adversely affected by trade restrictions implemented by the U.S. or its trading partners and the PRC government. If the U.S. or its trading partners impose tariffs on imported Chinese products or the mainland China tariffs on imported U.S. products continue to be effective, the costs for these suppliers to procure electronic components will increase, which will in turn increase our cost of sales. Further, if the European Union (including Belgium), Japan, or South Korea imposes unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally. If our suppliers are not able to source electronic components from other countries or territories that do not have trade restrictions, or if we are unable to pass such additional costs on to our customers, our profit margins could be adversely affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

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Unforeseeable events, such as the global COVID-19 outbreak, could significantly disrupt our supply chain for a prolonged period of time.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. Shortages and slippage in production are significant and widespread in many industries. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on production or suppliers may suffer from plant closures and supply shortages across the extended supply network.

The PRC has already seen a rebound and a degree of normalization of supply and demand. The extent to which a COVID-19 outbreak may impact supply chain, however, remains highly uncertain and unpredictable and the medical and other interventions to control the outbreak, as it depends on factors such as the geographic spread of COVID-19, mutation of the virus, duration of the outbreak, governmental actions to contain the outbreak, such as travel restrictions, quarantines, lockdowns, business closures, and their impact on commercial activities. At the same time, coal shortage and attempts to meet carbon emissions targets have resulted in strict power-rationing measures being imposed to energy intensive sectors like textile manufacturing in many PRC provinces and cities. The power rationing is creating delays in supply chains that rely on Chinese factories. This may directly affect our suppliers’ production capacity and the transportation network, which may in turn affect our ability to obtain safe and high-quality materials at reasonable costs, manufacture and transport our products in China, as well as cause temporary closure of our suppliers’ manufacturing facilities.

As of the date of this prospectus, our business has been affected by COVID-19 pandemic primarily in the following aspects:

●	there was a worldwide shortage on electronic components, and thus, negatively affected our purchase prices of the electronic components. We, therefore, cannot guarantee that the prices we currently pay for the electronic components will always remain stable. Any increase in the prices we are required to pay for electronic components could result in our offering to the market a less competitive product, and compel us to identify more suitable and cost-competitive alternatives;

●	some of our customers experienced business/operation disruptions impacted by COVID-19, which caused us to experience payment collection issues and hence negatively impacted our account receivable aging; and

●	global logistics and supply chain were adversely interrupted by COVID-19, which resulted in various global shipping delays and our inventory levels were increased.

As disclosed above, the COVID-19 pandemic affected our business operations, financial condition and operating results for the years ended December 31, 2022 and 2021. The extent to which COVID-19 impacts our operating subsidiaries’ business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. However, we cannot assure you that we will be able to maintain the growth rate we have experienced prior to COVID-19 or as projected by our management. We will continue to closely monitor the situation throughout the rest of 2023 and beyond.

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The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this prospectus, to the best knowledge of the Company, we and our Hong Kong and mainland China subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions by the war in Ukraine for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our results of operation may be materially and adversely affected by a downturn in Hong Kong, mainland China or the global economy.

The majority of our operations are currently located in Hong Kong, and the majority of our revenue was generated in Hong Kong for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021. Nevertheless, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in Hong Kong and mainland China generally and by the continued economic growth in Hong Kong and mainland China as a whole. While the mainland China economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall mainland China economy, but may have a negative effect on us.

The rapid growth of the mainland China economy has decelerated gradually over the years and may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures and high interest rate, have affected our profitability in Hong Kong and mainland China. However, continued pressure from global economic conditions may affect the Hong Kong and mainland China markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the Hong Kong and mainland China economies that could impact the industries in which we operate, which could in turn diminish the demand for our services.

Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

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On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

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Our auditor, ARK Pro CPA & Co., is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2022 and 2021, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq rules.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong and mainland China. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary.

The Shares offered in this prospectus are those of E I L Cayman. E I L Cayman is an exempted company incorporated under the laws of the Cayman Islands with limited liability. The majority of our business operations are conducted through our Hong Kong subsidiary, E I L HK, and hence, our revenues are substantially contributed by our Hong Kong subsidiary. Although we have paid dividends to our shareholders in the past, we intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Shares in the foreseeable future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our operating subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, its distributable earnings. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

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The ability of our mainland China subsidiary to make distributions to us depends upon, among others, their distributable earnings. Current PRC regulations permit our mainland China subsidiary, E I L PRC, to pay dividends to E I L HK only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. E I L PRC is required to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of its registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Furthermore, the transfer of funds from E I L HK to E I L PRC, either as an increase in registered capital or a shareholder loan, is subject to approval by registration or filing with relevant Chinese authorities. Capital contributions to our mainland China subsidiary are subject to registration with the SAMR, information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our mainland China subsidiary is required to be filed with the SAFE through the online filing system of the SAFE, and (b) our mainland China subsidiary may not procure loans exceeding a statutory upper limit which considers our total investment in projects approved by the verifying departments and registered capital. Any loans provided by us to our mainland China subsidiary with a term exceeding one year must be recorded and registered with the NDRC, or its local branches.

Pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the SAFE. The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in China, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may also from time to time impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our mainland China subsidiary, E I L PRC incurs debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments. If the Company or its subsidiaries are unable to receive cash derived from the profits generated by our operations in China, we may be unable to pay dividends on our Shares. See “Regulations — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our mainland China subsidiary, thereby diminishing our ability to fund and expand our business.” See also “— There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our mainland China subsidiary, and dividends payable by our mainland China subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits” in this section.

The amounts of distributions that any of E I L Cayman’s subsidiaries declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we cannot guarantee that the implementation of the “one country, two systems” principle and the level of autonomy as currently in place will continue in the future. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

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You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on foreign laws.

E I L Cayman is incorporated under the laws of the Cayman Islands, but the majority of our operations and assets are held by our operating subsidiary, E I L HK, in Hong Kong. In addition, all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Loeb & Loeb, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

Risks Related to Doing Business in Mainland China

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or NPCSC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Shares. It is also uncertain whether having all of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

E I L Cayman is a holding company and we conduct our operations through our Hong Kong subsidiary, E I L HK, and our mainland China subsidiary, E I L PRC, in mainland China. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented and if the PRC government chooses to exercise such significant oversight and discretion over the conduct of our business and may intervene or influence or control our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (2021 version) (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the electronic components/sensors industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In light of the foregoing, we and Jingtian & Gongcheng Law Firm believe that the listing of our Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because we meet neither of the above criteria: (i) less than 50% of any of the Company’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for 2022 is accounted for by its mainland China subsidiary; (2) the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China.

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As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such Shares to significantly decline or become worthless.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.

Our operations are located in Hong Kong and mainland China. E I L PRC may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purposes, who may be PRC individuals. As such we are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the New Measures, which came into effect on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the NPCSC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

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According to the legal opinion issued by our mainland China counsel,  Jingtian & Gongcheng Law Firm, as of the date of this prospectus, we have obtained all necessary permissions for a domestic company in China to engage in similar businesses, and are not required to obtain other permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Shares including the Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this prospectus, neither the Company nor its mainland China subsidiary possesses a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that E I L PRC is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our mainland China subsidiary, E I L PRC, has received all necessary permissions required to obtain from PRC authorities to operate its current business in China or issue shares to foreign investors.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

It may be difficult for overseas shareholders and/or regulators to conduct investigations in China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

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We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals with shares of the offshore special purchase vehicles. According to the legal opinion issued by our mainland China counsel, Jingtian & Gongcheng Law Firm, and based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Shares under the M&A Rules because (i) E I L PRC was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) although E I L PRC is a mainland China entity, it has been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and the opinion of our mainland China counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We may be required to obtain approval from PRC authorities in order to continue our listing on Nasdaq or to add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

According to the legal opinion issued by our mainland China counsel, Jingtian & Gongcheng Law Firm, the listing of our Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because we meet neither of the above criteria: (i) less than 50% of any of the Company’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for 2022 is accounted for by its mainland China subsidiary; (2) the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in Mainland China. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our mainland China counsel.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, contract manufacturers, material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

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There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in mainland China political, economic and governmental policies may have an adverse impact on our business.

We expect that revenue received from mainland China will continue to supplement our overall operations. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund.

Pursuant to the Labor Contract Law, which became effective in January 2008, and its implementing rules, which became effective in September 2008, was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner. We believe our current practice complies with the Labor Contract Law and its amendments. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We could be required to provide additional compensation to our employees and our financial condition could be materially and adversely affected.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, the PRC has established a social insurance system and other employee benefits, including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the “Employee Benefits”. An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and to withhold the social insurance and other Employee Benefits that should be assumed by the employees. An employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from 1 to 3 times of the amount overdue.

Although E I L PRC has not, as of the date hereof, received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation.

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There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our mainland China subsidiary, and dividends payable by our mainland China subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits.

Our mainland China subsidiary, E I L PRC, generates part of our profits through its business operations. Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in China company. Our current mainland China subsidiary is wholly-owned by our Hong Kong subsidiary, E I L HK. Accordingly, E I L HK may qualify for a 5% tax rate in respect of distributions from its mainland China subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the tax payer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the mainland China subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, it will be unfavorable for the determination of “beneficial owner” status of an applicant.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by SAT in 2019, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under treaties for dividends received from our mainland China subsidiary.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our mainland China subsidiary, thereby diminishing our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiary E I L PRC, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on foreign investment entities (“FIEs”) in China, capital contributions to our mainland China subsidiary are subject to the filing with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or their respective local branches and registration with a local bank authorized by the SAFE. In addition, (i) any foreign loan procured by our mainland China subsidiary is required to be registered with the SAFE or their respective local branches and (ii) our mainland China subsidiary may not procure loans which exceed the difference between their respective total project investment amount and registered capital or twice of their net worth. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our mainland China subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB will not be provided as loans to its non-affiliated entities. As Circular 16 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering and our concurrent private placement, to invest in or acquire any other PRC companies through our mainland China subsidiary.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, E I L Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

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On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Shares of our company by investors who are non-PRC resident enterprises, our mainland China subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Shares

There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price.

The offering under this prospectus is an initial public offering of our Shares. Prior to the closing of the offering, there was no public market for our Shares. While we plan to list our Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Shares and may impair our ability to acquire other companies by using our Shares as consideration.

Our Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Shares shortly following this offering. If the market price of our Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Shares may not reflect their actual value.

The initial public offering price for our Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Shares or the value that potential investors will realize upon their disposition of Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

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Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

As mentioned above, the initial public offering price for our Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Shares after this offering and the price for our Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research or reports by securities analysts;

●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our Shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Shares, if a market for them develops.

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Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risk addressed above in “— Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase shares of our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Volatility in our Share price may subject us to securities litigation.

The market for our Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Shares are expected to initially trade under $5.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Shares are expected to initially trade below $5.00 per Share. As a result, our Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per Share, subject to certain exceptions. Depending on market fluctuations, our Shares could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

Investors purchasing our Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholders hold 70% or more of our Shares. After this offering, the Controlling Shareholders will hold [  ]% or more of our Shares. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands require that certain criteria must be satisfied before we are able to declare and pay dividends.

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Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

E I L Cayman is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Memorandum of Association and Articles of Association, and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Articles of Association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

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Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq rules, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq rules increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

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Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for (i) our research and development, (ii) enhancing our industry position and strengthening business development, by increasing our brand recognition through marketing and promotion, and expand the presence of our sales force geographically to expand our customers base, (iii) improving our pre-and post-sale support by expanding our engineering support center (office) and strengthen our technical expertise, (iv) strengthening our project and engineering team for expanding the scale and scope on engineering and project development, and (v) general working capital needs. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income; or (2) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and goodwill and other unbooked intangibles will generally be taken into account in determining our asset value. A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year.

Our projected income for the current taxable year will represent a small portion of the net proceeds we will receive in this offering. We currently do not have any goodwill and other unbooked intangibles on our balance sheet, and our anticipated market capitalization following this offering will represent a small portion of the net proceeds we will receive in this offering. As such, there is a real risk that we may become a PFIC for the current taxable year. The result would be affected by how, and how quickly we spend our liquid assets (which are for this purpose considered assets that produce passive income), including the cash raised in any offering., our liquid assets and cash may then represent a greater percentage of our overall assets. Based upon our current and projected income and assets (including goodwill and taking into account our cash balances, including the anticipated proceeds from this offering) and the anticipated market price of our Shares in this offering, we do not expect to be classified as a PFIC for the current and future taxable years.

If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder (as defined in the section headed “Material Tax Considerations — U.S. Federal Income Tax Considerations”) holds our Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules. See “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Shares as well as the application of the PFIC rules.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Shares. In addition, the new and rapidly changing nature of the electronic components and sensors industry, especially the increase in online activities among players at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[  ] (or $[  ]) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

●	approximately 20% for expanding our research and development;

●	approximately 20% for enhancing our industry position and strengthening business development, by increasing our brand recognition through marketing and promotion, and expand the presence of our sales force geographically to expand our customer base;

●	approximately 25% for strengthening our project and engineering team for expanding the scale and scope on engineering and project development;

●	approximately 25% for improving our pre-and post-sale support by expanding our engineering support center (office) and strengthening our technical expertise; and

●	approximately 10% for general administration and working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

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DIVIDEND POLICY

During the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, the only transfer of assets among E I L Cayman and its subsidiaries consisted of cash. As required under the PRC Enterprise Income Tax Law, the dividends paid by E I L PRC to E I L HK were subject to a withholding tax rate of 10%. For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we approved, declared and distributed a special dividend of HK$19,200,000 (approximately US$2.45 million), HK$1,920,000, HK$1,920,000 (approximately US$0.24 million) and HK$1,088,000 to our shareholders. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries.

Cash dividends, if any, on our Shares will be paid in U.S. dollars or HK Dollar.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

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CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of June 30, 2023:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of [ ] shares at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	As Adjusted
	(in US$)	(in US$)
Current:
Cash and cash equivalents	1,004,288

Current:
Short-term loans	—
Current portion of long-term loans	24,771,673
Subtotal	24,771,673
Non-current:
Long-term loans	3,952,310
Subtotal	3,952,310
Total interest-bearing loans and borrowings	28,723,983

Equity:
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized, 10,000,000 Ordinary Shares outstanding on an actual basis; and [ ] Ordinary Shares outstanding on an as adjusted basis	1,000
Additional paid-in capital	162,057
Statutory reserves	221,022
Accumulated other comprehensive loss	(441,427)
Retained earnings	8,527,086
Total equity	8,469,738

Total capitalization	37,193,721

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DILUTION

If you invest in our Ordinary Shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per Ordinary Share immediately after this offering.

The net tangible book value of our Ordinary Shares as of June 30, 2023 was US$6,411,742, or US$0.64 per share based upon 10,000,000 Ordinary Shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Ordinary Shares outstanding. Tangible assets equal our total assets less intangible assets, deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [  ] shares being sold pursuant to the offering price of $[  ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriters’ discount and commission payable by us in the amount of $[  ] and estimated offering expenses in the amount of $[  ], our as adjusted net tangible book value would be approximately $[  ] or $[  ] per share of Ordinary Shares. This represents an immediate increase in net tangible book value of $[  ] per share to existing shareholders and an immediate decrease in net tangible book value of $[  ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of June 30, 2023
Public offering price per Ordinary Share	$
Net tangible book value per share as of June 30, 2023	$
Increase in net tangible book value per share attributable to existing shareholders	$
As adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

Our as adjusted net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

The following table sets forth, on a as adjusted basis as of June 30, 2023, the difference between the number of Ordinary Shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[ ] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total		100.00%		$	$	%	$

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are principally engaged in the supply of electronic components and sensors to our customers and have positioned ourselves as a value-added electronic component, sensor and engineering solutions provider able to provide (i) sensors and components; (ii) engineering solutions and reference design; (iii) consultation of application feasibility study; and (iv) professional logistics services in bridging customers and electronic component producers in the electronics industry. The electronic components we provide mainly include, but are not limited to, passive, active and electromechanical series including capacitors, resistors, inductors, EMI materials, switches, telecommunication integrated circuits (“IC”) and power ICs, while the sensors we provide include pressure sensors, hall sensors, opto-sensors, thermos sensors, current sensors and pulse sensors. Our customers are predominately manufacturers in the sectors of automotive, industrial/automation, computers and communication system, home appliances, healthcare & medical and power management system sectors in Hong Kong and mainland China.

Since 1992, our Group has been focusing on identifying, sourcing, selling and distributing quality electronic components from suppliers located in Japan, South Korea, Europe, the U.S. and Asia. In early 2000, given the rapidly growing and enormous potential of the sensors market and having accumulated experience and technical capabilities for almost a decade, our Group expanded its product offerings and tapped into the sensors market. Looking to capture the high growth potential in the sensors market for different application purposes, our Group secured four key sensor product lines beginning in early 2000. The revenue attributable to the sensor product lines increased from 10% in 2003 to 64% in 2022. In order to serve the growing electronic components market in the mainland China, we currently have a network of sales and/or representative offices strategically located in four cities in the mainland China, with a plan to open further representative offices in other key strategic locations of Asia-Pacific.

Effects of COVID-19

As of the date of this prospectus, our business has been affected by COVID-19 pandemic primarily in the following aspects:

●	there was a worldwide shortage on electronic components, and thus, negatively affected our purchase prices of the electronic components. We, therefore, cannot guarantee that the prices we currently pay for the electronic components will always remain stable. Any increase in the prices we are required to pay for electronic components could result in our offering to the market a less competitive product, and compel us to identify more suitable and cost-competitive alternatives;

●	some of our customers experienced business/operation disruptions impacted by COVID-19, which caused us to experience payment collection issues and hence negatively impacted our account receivable aging; and

●	global logistics and supply chain were adversely interrupted by COVID-19, which resulted in longer logistics/shipping time for certain orders and our inventory levels were increased.

The extent to which COVID-19 impacts our operating subsidiaries’ business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. However, we cannot assure you that we will be able to maintain the growth rate we have experienced prior to COVID-19 or as projected by our management. We will continue to closely monitor the situation throughout the rest of 2023 and beyond. See “Risk Factors — Risks Related to Our Business and Doing Business in Hong Kong —Unforeseeable events, such as the global COVID-19 outbreak, could significantly disrupt our supply chain for a prolonged period of time.”

Principal Factors Affecting Our Financial Performance

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

●	Our ability to compete successfully and broaden our customer base

Although we have built long lasting relationships with our key customers, we cannot guarantee that some of our competitors would not have more financial and human resources, more competitive pricing strategies or closer relationships with manufacturers of electronic components than we have. In the event that our competitors offer less expensive alternatives, engage in aggressive pricing in order to increase their market share, or are capable of supplying products with superior performance, functions or efficiency, we could lose customers to our competitors and our business, financial condition and results of operations could be adversely affected. Competition could also lead to, among other things, stricter terms in agreements with manufacturers of electronic components, which may an adverse impact on our business, financial condition and results of operations.

●	Our ability to increase awareness of our brand and develop customer loyalty

Our brand is integral to our engineering support, sales and marketing efforts. We will continue to improve our pre-and-post-sale support by expanding our engineering support center and strengthen our technical expertise to promote our company brand to enhance customer recognition of our company brand. We believe that maintaining and enhancing our engineering expertise in a cost-effective manner is critical to achieving widespread acceptance of our products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our marketing efforts and ability to provide reliable and quality products and services at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

●	Our ability to establish and retain long-term strategic relationship with suppliers

Our success depends on the continued distribution rights of our existing pool of more than 25 principal suppliers and our ability to secure new distribution rights. For the six months ended June 30, 2023 and 2022, our purchases from our five largest principal suppliers together accounted for approximately 87.3% and 84.0% of our total purchases, respectively, while our purchase from our largest principal supplier accounted for approximately 67.6% and 58.3%, respectively, of our total purchases for the same periods. For the years ended December 31, 2022 and 2021, our purchases from our five largest principal suppliers together accounted for approximately 83.5% and 70.5% of our total purchases, respectively, while our purchase from our largest principal supplier accounted for approximately 60.2% and 53.4%, respectively, of our total purchases for the same periods. In the event that our distribution agreements with these principal suppliers are terminated, interrupted, or adversely modified, our business, financial condition and results of operations could be adversely affected.

●	Our ability to control product costs and adjust selling price

Although we have entered into agreements with various suppliers, the price for the products that we procure from our suppliers is not fixed. We purchase our products in foreign currencies, the fluctuation of exchange rate may impact our purchase costs. When the purchase costs fluctuate, our selling prices to our customers would generally be adjusted correspondingly. We have attempted and will continue to attempt to negotiate competitive rates for our products, however any shortage or excess in supply, fluctuation in exchange rate or shift in demand of our products could result in fluctuation of our purchase prices of the products. We, therefore, cannot guarantee that the prices we currently pay for the products will always remain stable. Fluctuations in the product costs could result in our offering to the market a less competitive product.

Our ability to adjust the selling price of our products depends largely on market conditions. For the six months ended June 30, 2023 and 2022, our gross profit margins were approximately 11.8% and 15.0%, respectively. For the years ended December 31, 2022 and 2021, our gross profit margins were approximately 13.4% and 13.9%, respectively. If we are unable to adjust our selling price to reflect changes in our purchasing price, our results of operations, profit margins and profitability could be adversely affected.

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●	Our ability to adopt to the rapid technology change of the market

The electronic components and sensors industry is rapidly changing technology, and evolving industry standards, with frequent introductions and enhancements of new products and services. Customers also expect fast technology advancement in various products such as automotive, industrial/automation, computing and communication system, home appliances, power management, and healthcare and medical. Our future success will depend on our ability to adapt to rapidly changing technologies, adapting our services to the evolving industry standards and continually improve the know-how of our staff in response to evolving demands of the market place. Failure to adapt to such changes would have a material adverse effect on our business and results of operations.

●	Our customers’ financial condition and ability to make payments

Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. The credit period that we grant to customers generally ranged from 30 days to 150 days. For the six months ended June 30, 2023 and 2022, our trade receivable days are 89 days and 83 days, respectively. For the years ended December 31, 2022 and 2021, our trade receivable days are 86 days and 83 days, respectively. Longer trade receivables will lead to the additional financial burden to finance our increased working capital needs. We cannot assure that our customers will pay us on time and that they will be able to fulfil their payment obligations. Should we experience any unexpected delay or difficulty in collections from our customers, our operating results and financial condition may be adversely affected. In addition, if our trade receivables increase significantly from current levels, our bank financing and interest expenses would increase, adversely affecting our profitability. We cannot assure you that the risk of default by our customers will not occur in the future.

●	Economic conditions such as finance costs and foreign exchange rates

As at June 30, 2023, December 31, 2022 and 2021, we have bank borrowings and bank overdrafts of approximately HK$225.5 million (US$28.7 million), HK$215.1 million (US$27.4 million) and HK$147.8 million, respectively. Some of the banking facilities carry a floating interest rate. While we have, in the past, been able to obtain competitive interest rates for our borrowings from our banks, we cannot assure you that we will be able to continue to secure competitive interest rates in the future. In the event of a substantial increase in interest rates for our borrowings in the future, our interest expense will increase and our profitability could be adversely affected.

Our business transactions and our cost of sales are denominated in U.S. dollars, EUR, RMB, NTD and Hong Kong dollars. We are exposed to foreign currency risks as a result of sales and purchases that are denominated in a currency other than U.S. dollars. Any significant changes in the exchange rate between U.S. dollars and other currencies may result in substantial loss for us and our financial condition and results of operations may be materially and adversely affected.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the summary of the significant accounting policies of our Company discussed in Note 2 to the consolidated financial statements for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021.

Results of Operations

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2023

The following table shows key components of our results of operations during the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
	2022	2023	2023	Variance(+/-)
	HK$	HK$	US$	HK$	%
Revenue, net	354,435,742	313,489,882	39,935,017	(40,945,860)	(11.55)
Cost of revenue	(301,138,041)	(276,664,099)	(35,243,834)	(24,473,942)	(8.13)
Gross profit	53,297,701	36,825,783	4,691,183	(16,471,918)	(30.91)

Operating expenses:
Sales and distribution expense	(1,394,246)	(2,026,776)	(258,188)	632,530	45.37
Research and development costs	(7,214,297)	(6,289,619)	(801,225)	(924,678)	(12.82)
Personnel and benefits costs	(14,786,314)	(13,780,337)	(1,755,457)	(1,005,977)	(6.80)
General and administrative expenses	(3,698,878)	(4,813,962)	(613,244)	1,115,084	30.15
Total operating expenses	(27,093,735)	(26,910,694)	(3,428,114)	(183,041)	(0.68)

Income from operations	26,203,966	9,915,089	1,263,069	(16,288,877)	(62.16)

Other income (expense):
Interest income	8,060	198,651	25,306	190,591	2,364.65
Interest expense	(2,314,259)	(6,642,208)	(846,141)	4,327,949	187.01
Change in fair value on long-term other assets	40,091	(2,541,780)	(323,794)	(2,581,871)	(6,440.03)
Foreign exchange loss	(1,225,498)	(2,946,805)	(375,389)	1,721,307	140.46
Government subsidies	384,000	—	—	(384,000)	(100.00)
Sundry income	508,937	268,447	34,197	(240,490)	(47.25)
Total other expense, net	(2,598,669)	(11,663,695)	(1,485,821)	9,065,026	348.83

Income (loss) before income taxes	23,605,297	(1,748,606)	(222,752)	(25,353,903)	(107.41)

Income tax expense	(3,584,367)	—	—	(3,584,367)	(100.00)

NET INCOME (LOSS)	20,020,930	(1,748,606)	(222,752)	(21,769,536)	(108.73)

Revenue

For the six months ended June 30, 2023, our revenue decreased by approximately HK$40.95 million or 11.55% to HK$313.49 million (US$39.94 million), as compared with HK$354.44 million for the six months ended June 30, 2022. The decrease in revenue were mainly attributed to (i) lower consumer spending as a result of global economic inflation and rising interest rates during 2023; (ii) fluctuation of foreign exchange rates as the US dollar strengthened against most major currencies; (iii) supply chain disruption lead to certain type of inventory shortage.

Our revenues were mainly generated by the sales of products which can be broadly classified into two major product lines: (i) electronic components and (ii) sensors. The following table sets forth the breakdown of our revenue by product lines.

	Six months ended June 30,
	2022	% of total	2023	2023	% of total
	HK$	revenue	HK$	US$	revenue
Electronic components	135,608,505	38.26%	110,701,575	14,102,112	35.31%
Sensors	218,827,237	61.74%	202,788,307	25,832,905	64.69%
Total revenue	354,435,742	100.00%	313,489,882	39,935,017	100.00%

49

Our revenues were mainly generated from the sale of sensors for the six months ended June 30, 2023, as that product line contributed 64.69% of our total revenue, as compared to 61.74% for the six months ended June 30, 2022. Revenue generated from the sale of electronic components accounted for 35.31% and 38.26% of our total revenue for the six months ended June 30, 2023 and 2022, respectively.

Our products are predominately applied to the assembly of electronic products used in various aspects, which are broadly classified into six major types of applications by our Group, namely (i) automotive; (ii) industrial/automation; (iii) computing and communication system; (iv) home appliances; (v) power management; and (vi) healthcare and medical. The following table sets forth the breakdown of our revenue by type of applications.

	Six months ended June 30,
	2022	% of total	2023	2023	% of total
	HK$	revenue	HK$	US$	revenue
Automotive	174,010,499	49.09%	164,678,555	20,978,160	52.53%
Industrial/automation	111,881,028	31.56%	87,685,262	11,170,097	27.97%
Computing and communication system	20,341,114	5.74%	33,068,217	4,212,512	10.55%
Home appliances	20,617,389	5.82%	12,355,980	1,574,010	3.94%
Power management	8,281,700	2.34%	5,164,600	657,911	1.65%
Healthcare and medical	8,892,368	2.51%	1,860,638	237,024	0.59%
Others	10,411,644	2.94%	8,676,630	1,105,303	2.77%
Total revenue	354,435,742	100.00%	313,489,882	39,935,017	100.00%

Our revenue mainly concentrated on the related industries specializing in automotive and industrial/automation businesses. The application of automotive use accounted for approximately 52.53% and 49.09% for the six months ended June 30, 2023 and 2022, respectively, and the application of industrial/automation use accounted for 27.97% and 31.56% of our total revenue for the six months ended June 30, 2023 and 2022, respectively. Despite the generally lower consumer spending as a result of the global economic inflation and rising interest rates in the first half of 2023, the demand for our products in the application of certain industry remained strong. The computing and communication system, where our revenue increased by approximately HK$12.73 million, or 62.57% to approximately HK$33.07 million (US$4.21 million) for the six months ended June 30, 2023 from approximately HK$20.34 million for the six months ended June 30, 2022, as a result of the organic growth of the Internet of Things, or IoT, industry. For the types of applications such as Industrial/automation, shortages that occurred in several products from our major suppliers limited our revenue growth from this sector.

For the six months ended June 30, 2023 and 2022, our revenues were mainly generated from customers who are predominately manufacturers in Hong Kong and mainland China. The following table sets forth the breakdown of our revenue by jurisdiction based on delivery point.

	Six months ended June 30,
	2022	% of total	2023	2023	% of total
	HK$	revenue	HK$	US$	revenue
Hong Kong	190,496,168	53.75%	172,419,916	21,964,321	55.00%
Mainland China	163,939,574	46.25%	141,069,966	17,970,696	45.00%
Total revenue	354,435,742	100.00%	313,489,882	39,935,017	100.00%

Cost of revenue

For the six months ended June 30, 2023, our cost of revenue decreased by approximately HK$24.47 million or 8.13% to HK$276.66 million (US$35.24 million), as compared with HK$301.14 million for the six months ended June 30, 2022. The decrease in cost of revenue was mostly in line with the decrease in revenue.

Gross profit

For the six months ended June 30, 2023, our gross profit decreased by approximately HK$16.47 million or 30.91% to HK$36.83 million (US$4.69 million), as compared with HK$53.30 million for the six months ended June 30, 2022. Gross profit margin of 11.75% for the six months ended June 30, 2023 was slightly decreased by 3.29%, as compared to gross profit margin of 15.04% for the same period in 2022. A decrease in gross profit was mainly attributable to an inflation in material costs and unfavorable change of exchange rate.

Although the disruptions in our global supply chain improved in the first half of 2023, these disruptions still led to supply shortages and imbalances, which resulted in increased material costs. The cumulative effect of these inflationary pressures has resulted in the reduction in the Company’s gross profit.

We are aware of this situation, and to mitigate the inflationary pressures, we have planned or taken the following actions in 2023: (i) price adjustments to partially pass on increased costs to our customers; and (ii) negotiating with our suppliers for more flexible adjustments to the prices and terms.

50

Sales and distribution expenses

Our sales and distribution expenses mainly represented the overhead costs and the travelling expenses associated with sales and marketing activities, as incurred by our sales team. For the six months ended June 30, 2023, our sales and distribution expenses increased by approximately HK$0.63 million or 45.37% to HK$2.03 million (US$0.26 million), as compared with HK$1.39 million for the six months ended June 30, 2022. This increase is attributable to more frequent overseas travels for marketing activities, project development and client visits by our sales team after the travel restrictions in both Hong Kong and the PRC were lifted in early 2023.

Research and development costs

Our research and development costs mainly included personnel, consulting, testing, materials and supplies and other costs associated with the technical enhancement and deployment of our products. For the six months ended June 30, 2023, our research and development costs decreased by approximately HK$0.92 million or 12.82% to HK$6.29 million (US$0.80 million), as compared with HK$7.21 million for the six months ended June 30, 2022. The decrease was mainly attributable to the postponement of the half-year bonus in 2023 at the Company’s discretion.

Personnel and benefits costs

Our personnel and benefits costs mainly represented the salaries, bonus, pension, staff welfare and related overhead costs for marketing, finance, human resources and general management. For the six months ended June 30, 2023, our personnel and benefits costs decreased by approximately HK$1.01 million or 6.80% to HK$13.78 million (US$1.76 million), as compared with HK$14.79 million for the six months ended June 30, 2022. The decrease in personal and benefits costs mainly due to the postponement of the half-year bonus in 2023 at the Company’s discretion.

General and administrative expenses

Our general and administrative expenses mainly comprised of the following:

	Six months ended June 30,
	2022	% of	2023	2023	% of
	HK$	Total	HK$	US$	Total
Bank charges	651,191	17.61%	1,618,701	206,204	33.63%
Building management fee	157,497	4.26%	176,688	22,508	3.67%
Depreciation on plant and equipment	124,994	3.38%	139,727	17,800	2.90%
Depreciation on right-of-use assets	1,483,703	40.11%	1,528,942	194,770	31.76%
Insurance	305,335	8.25%	246,067	31,346	5.11%
Sundry expenses	394,252	10.66%	224,459	28,594	4.66%
Others	581,906	15.73%	879,378	112,022	18.27%
Total	3,698,878	100.00%	4,813,962	613,244	100.00%

For the six months ended June 30, 2023, our general and administrative expenses increased by approximately HK$1.12 million or 30.15% to HK$4.81 million (US$0.61 million), as compared with HK$3.70 million for the six months ended June 30, 2022. The increase was mainly due to the increased bank charges of approximately HK$0.97 million from new bank borrowings.

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Income from operations

For the six months ended June 30, 2023, our income from operations decreased by approximately HK$16.29 million or 62.16% to HK$9.92 million (US$1.26 million), as compared to HK$26.20 million for the six months ended June 30, 2022. The reduction was caused by the decrease in gross profit and an increase in general and administrative expenses, as explained earlier.

Other income (expenses)

Our other income (expenses) primarily included interest income, interest expense, change in fair value of long-term financial assets, foreign exchange gain (loss), government subsidies, and sundry income. The following sets forth the breakdown of our other expense, net:

	Six months ended June 30,
	2022	% of	2023	2023	% of
	HK$	Total	HK$	US$	Total
Interest income	8,060	(0.31)%	198,651	25,306	(1.70)%
Interest expense	(2,314,259)	89.06%	(6,642,208)	(846,141)	56.95%
Change in fair value on long-term other assets	40,091	(1.54)%	(2,541,780)	(323,794)	21.79%
Foreign exchange loss	(1,225,498)	47.16%	(2,946,805)	(375,389)	25.26%
Government subsidies	384,000	(14.78)%	—	—	N/A %
Sundry income	508,937	(19.59)%	268,447	34,197	(2.30)%
Total other expense, net	(2,598,669)	100.00%	(11,663,695)	(1,485,821)	100.00%

For the six months ended June 30, 2023, our total other expense, net increased by approximately HK$9.07 million or 348.83% to HK$11.66 million (US$1.49 million), as compared to HK$2.60 million for the six months ended June 30, 2022. Such increase was mainly attributable to the following factors:

(i)	Interest expense increased by approximately HK$4.33 million or 187.01% to HK$6.64 million (US$0.85 million) for the six months ended June 30, 2023, as compared to that of HK$2.31 million for the six months ended June 30, 2022, mainly due to the additional bank borrowings and the increase of prevailing market interest rate.

(ii)	Foreign exchange loss increased by approximately HK$1.72 million or 140.46% to HK$2.95 million (US$0.38 million) for the six months ended June 30, 2023, as compared to that of HK$1.23 million for the six months ended June 30, 2022, mainly led by the unfavorable fluctuation of foreign exchange rates on our assets and liabilities.

(iii)	Change in fair value on long-term other assets decreased by approximately HK$2.58 million or 6,440.03% to negative HK$2.54 million (US$0.32 million) for the six months ended June 30, 2023, as compared to that of positive HK$0.04 million for the six months ended June 30, 2022. The decrease was mainly attributed to the surrender charge on a new life insurance purchased for the director of the Company during the six months ended June 30, 2023.

Income (loss) before income taxes

For the six months ended June 30, 2023, we recorded a loss before income taxes of HK$1.75 million (US$0.22 million), as compared to the income before income taxes of HK$23.61 million for the six months ended June 30, 2022. Such decrease was mainly attributable to (i) decreases in our gross profit; (ii) increases in interest expenses from the additional bank borrowings and higher interest rates in 2023; (iii) fluctuation of foreign exchange rates as the US dollar strengthened against most major currencies; (iv) decreases in fair value on long-term other assets.

Income tax expenses

We had no income tax expenses for the six months ended June 30, 2023, as compared to income tax expenses of HK$3.58 million for the six months ended June 30, 2022. There was no provision of income tax expenses for the six months ended June 30, 2023, as we recorded a loss before income taxes and the deferred tax benefit from the operating loss incurred by the subsidiary in mainland China.

Net income (loss)

For the six months ended June 30, 2023, we recorded a net loss of HK$1.75 million (US$0.22 million), as compared to the net income of HK$20.02 million for the six months ended June 30, 2022. Other than the effect from the fluctuation of foreign exchange rates as the U.S. dollar strengthened against most major currencies, the decrease was mainly attributable to a decrease in our gross profit; the increase in interest expenses from the additional bank borrowings and higher interest rate; and decrease in fair value on long-term other assets.

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Year Ended December 31, 2021 Compared to Year Ended December 31, 2022

The following table shows key components of our results of operations during the years ended December 31, 2022 and 2021.

	2021	2022	2022	Variance(+/-)
	HK$	HK$	US$	HK$	%
Revenue, net	660,428,620	661,994,054	84,330,453	1,565,434	0.24
Cost of revenue	(568,415,179)	(573,207,538)	(73,020,069)	4,792,359	0.84
Gross profit	92,013,441	88,786,516	11,310,384	-3,226,925	-3.51

Operating expenses:
Sales and distribution expense	(4,230,620)	(3,824,458)	(487,192)	-406,162	-9.60
Research and development costs	(14,699,259)	(15,310,956)	(1,950,440)	611,697	4.16
Personnel and benefits costs	(30,067,593)	(29,395,032)	(3,744,590)	-672,561	-2.24
General and administrative expenses	(7,147,313)	(8,624,223)	(1,098,627)	1,476,910	20.66
Total operating expenses	(56,144,785)	(57,154,669)	(7,280,849)	1,009,884	1.80

Income from operations	35,868,656	31,631,847	4,029,535	-4,236,809	-11.81

Other income (expense):
Interest income	88,537	163,406	20,816	74,869	84.56
Interest expense	(3,309,225)	(6,997,443)	(891,394)	3,688,218	111.45
Change in fair value on long-term other assets	93,341	87,808	11,186	-5,533	-5.93
Foreign exchange gain (loss)	4,052,612	(6,464,046)	(823,445)	-10,516,658	-259.50
Government subsidies	426,829	1,210,502	154,204	783,673	183.60
Sundry income	1,072,561	704,488	89,744	-368,073	-34.32
Total other income (expense), net	2,424,655	(11,295,285)	(1,438,889)	-13,719,940	-565.85

Income before income taxes	38,293,311	20,336,562	2,590,646	-17,956,749	-46.89

Income tax expense	(4,111,959)	(458,596)	(58,420)	-3,653,363	-88.85

NET INCOME	34,181,352	19,877,966	2,532,226	-14,303,386	-41.85

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Revenue

Our revenue remained relatively steady for the years ended December 31, 2022 and 2021. For the year ended December 31, 2022, our revenue increased by approximately HK$1.57 million or 0.24% to HK$661.99 million (US$84.33 million), as compared with HK$660.43 million for the year ended December 31, 2021.

Our revenues were mainly generated by the sales of products which can be broadly classified into two major product lines: (i) electronic components and (ii) sensors. The following table sets forth the breakdown of our revenue by product lines.

	2021		2022	2022
	HK$	% of total revenue	HK$	US$	% of total revenue
Electronic components	285,810,233	43.28%	238,089,535	30,329,877	35.97%
Sensors	374,618,387	56.72%	423,904,519	54,000,576	64.03%
Total revenue	660,428,620	100.00%	661,994,054	84,330,453	100.00%

Our revenues were mainly generated from the sale of sensors for the year ended December 31, 2022, as that product line contributed 64.03% of our total revenue, as compared to 56.72% for the year ended December 31, 2021. Revenue generated from the sale of electronic components accounted for 35.97% and 43.28% of our total revenue for the years ended December 31, 2022 and 2021, respectively.

Our products are predominately applied to the assembly of electronic products used in various aspects, which are broadly classified into six major types of applications by our Group, namely (i) automotive; (ii) industrial/automation; (iii) computing and communication system; (iv) home appliances; (v) power management; and (vi) healthcare and medical. The following table sets forth the breakdown of our revenue by type of applications.

	2021		2022	2022
	HK$	% of total revenue	HK$	US$	% of total revenue
Automotive	303,201,659	45.91%	354,025,357	45,098,772	53.48%
Industrial/automation	241,437,927	36.56%	192,733,880	24,552,087	29.11%
Computing and communication system	37,910,337	5.74%	38,821,526	4,945,417	5.86%
Home appliances	26,503,826	4.01%	33,131,640	4,220,591	5.01%
Power management	13,901,743	2.10%	10,586,968	1,348,658	1.60%
Healthcare and medical	13,043,013	1.98%	14,679,512	1,870,002	2.22%
Others	24,430,115	3.70%	18,015,171	2,294,926	2.72%
Total revenue	660,428,620	100.00%	661,994,054	84,330,453	100.00%

54

Our revenue mainly concentrated on the related industries specializing in automotive and industrial/automation businesses. The application of automotive use accounted for approximately 53.48% and 45.91% for the years ended December 31, 2022 and 2021, respectively, and the application of industrial/automation use accounted for 29.11% and 36.56% of our total revenue for the years ended December 31, 2022 and 2021, respectively.

For the years ended December 31, 2022 and 2021, our revenues were mainly generated from customers who are predominately manufacturers in Hong Kong and mainland China. The following table sets forth the breakdown of our revenue by jurisdiction based on delivery point.

	2021		2022	2022
	HK$	% of total revenue	HK$	US$	% of total revenue
Hong Kong	357,184,102	54.08%	354,531,105	45,163,198	53.56%
Mainland China	303,244,518	45.92%	307,462,949	39,167,255	46.44%
Total revenue	660,428,620	100.00%	661,994,054	84,330,453	100.00%

Cost of revenue

For the year ended December 31, 2022, our cost of revenue slightly increased by approximately HK$4.79 million or 0.84% to HK$573.21 million (US$73.02 million), as compared with HK$568.42 million for the year ended December 31, 2021. The Company experienced an increase in the purchase cost due to the price increases from its suppliers, resulting from the increasing demand of electronic components in global supply chain amid the pandemic period.

Gross profit

For the year ended December 31, 2022, our gross profit decreased by approximately HK$3.23 million or 3.51% to HK$88.79 million (US$11.31 million), as compared with HK$92.01 million for the year ended December 31, 2021. Gross profit margin of 13.4% for the year ended December 31, 2022 decreased by 0.5%, as compared to gross profit margin of 13.9% in 2021. This decrease is mainly attributable to the increase in the cost of goods sold for the year ended December 31, 2022, due to an inflation in material costs.

We faced disruptions in our global supply chain due to a range of factors including transport restrictions, port congestion and shortages of materials. These disruptions led to supply imbalances and increased material costs. The cumulative effect of these inflationary pressures has resulted in the reduction in the Company’s gross profit.

We are aware of this situation, and to mitigate the inflationary pressures, we have planned or taken the following actions: (i) diversify our logistic suppliers and identifying alternative logistic suppliers; (ii) price adjustment to partially pass on increased costs to the customers; (iii) negotiating with our suppliers for more flexible adjustments to the prices and terms; and (iv) research and development efforts are underway to identify alternative material and design that can maintain the quality standards but are less susceptible to price volatility.

Sales and distribution expenses

Our sales and distribution expenses mainly represented the overhead costs and the travelling expenses associated with sale and marketing activities, as incurred by our sales team. For the year ended December 31, 2022, our sales and distribution expenses decreased by approximately HK$0.41 million or 9.60% to HK$3.82 million (US$0.49 million), as compared with HK$4.23 million for the year ended December 31, 2021. The decrease is attributable to fewer frequent overseas travels by sales team during the period of pandemic closures.

Research and development costs

Our research and development costs mainly included personnel, consulting, testing, materials and supplies and other costs associated with the technical enhancement and deployment of our products. For the year ended December 31, 2022, our research and development costs increased by approximately HK$0.61 million or 4.16% to HK$15.31 million (US$1.95 million), as compared with HK$14.70 million for the year ended December 31, 2021. The increase was mainly attributable to an additional bonus rewarded to our employees.

As disclosed in the section headed “Business – Our Strategies”, we target to strengthen our position and competitive advantages in the sensors and electronic components market by expanding our product variety and further enhance our value-added services including (i) new application idea to clients, (ii) engineering consultation, (iii) reference design, (iv) total solution and (v) supply chain/logistics services. As set out in the breakdown of our revenue by type of applications above, around half and 30% of our revenue for the year ended December 31, 2022 were attributable to products applied in the automotive and industrial/automation industry, respectively. The Company is of the view that such segments, in particular the automation industry, will be the future growth engine for the electronic components and sensors market. As such, the Company intends to devote more resources to enhancing the Group’s expertise and to business development in such sector.

55

Personnel and benefits costs

Our personnel and benefits costs mainly represented the salaries, bonus, pension, staff welfare and the related overhead costs for marketing, finance, human resources and general management. For the year ended December 31, 2022, our personnel and benefits costs decreased by approximately HK$0.67 million or 2.24% to HK$29.40 million (US$3.74 million), as compared with HK$30.07 million for the year ended December 31, 2021. The decrease was mainly attributable to lower staff costs paid in mainland China.

General and administrative expenses

Our general and administrative expenses mainly comprised of the followings:

	2021	% of	2022	2022	% of
	HK$	Total	HK$	US$	Total
Bank charges	1,385,054	19.38%	2,052,846	261,509	23.80%
Building management fee	298,476	4.18%	368,351	46,924	4.27%
Depreciation on plant and equipment	253,838	3.55%	251,034	31,979	2.91%
Depreciation on right-of-use assets	2,755,954	38.56%	3,005,743	382,897	34.85%
Insurance	260,768	3.65%	339,483	43,246	3.94%
Sundry expenses	489,061	6.84%	865,934	110,310	10.04%
Others	1,704,162	23.84%	1,740,832	221,762	20.19%
Total	7,147,313	100.00%	8,624,223	1,098,627	100.00%

For the year ended December 31, 2022, our general and administrative expenses increased by approximately HK$1.48 million or 20.66% to HK$8.62 million (US$1.10 million), as compared with HK$7.15 million for the year ended December 31, 2021. The increase was mainly due to the increase in (i) additional bank charges of HK$0.67 million from new bank borrowings, (ii) sundry expenses of HK$0.38 million in more consumable tools and office repairment, and (iii) depreciation of right-of-use assets of HK$0.25 million.

Income from operations

For the year ended December 31, 2022, our income from operations decreased by approximately HK$4.24 million or 11.81% to HK$31.63 million (US$4.03 million), as compared to HK$35.87 million for the year ended December 31, 2021. The reduction is caused by the decrease in gross profit and an increase in general and administrative expenses, as explained earlier.

56

Other income (expenses)

Our other income (expenses) primarily included interest income, interest expense, change in fair value of long-term financial assets, foreign exchange gain (loss), government subsidies, and sundry income. The following sets forth the breakdown of our other expense, net:

	2021	% of	2022	2022	% of
	HK$	Total	HK$	US$	Total
Interest income	88,537	3.65%	163,406	20,816	-1.45%
Interest expense	(3,309,225)	(136.48%)	(6,997,443)	(891,394)	61.95%
Change in fair value on long-term other assets	93,341	3.85%	87,808	11,186	-0.78%
Foreign exchange gain (loss)	4,052,612	167.14%	(6,464,046)	(823,445)	57.23%
Government subsidies	426,829	17.60%	1,210,502	154,204	-10.72%
Sundry income	1,072,561	44.24%	704,488	89,744	-6.23%
Total other income (expense), net	2,424,655	100.00%	(11,295,285)	(1,438,889)	100.00%

For the year ended December 31, 2022, our total other expense, net increased by approximately HK$13.72 million or 565.85% to HK$11.30 million (US$1.44 million), as compared to other income, net of HK$2.42 million for the year ended December 31, 2021. Such increase was mainly attributable to the following factors:

(i)	Interest expense increased by approximately HK$3.69 million or 111.45% to HK$7.00 million (US$0.89 million) for the year ended December 31, 2022, as compared to that of HK$3.31 million for the year ended December 31, 2021, mainly due to the additional bank borrowings and the increase of prevailing market interest rate.

(ii)	Foreign exchange loss increased by approximately HK$10.52 million or 259.50% to HK$6.46 million (US$0.82 million) for the year ended December 31, 2022, as compared to foreign exchange gain of HK$4.05 million for the year ended December 31, 2021, mainly led by significant fluctuation in exchange rate of RMB against HKD/USD during 2022 fiscal year.

(iii)	Government subsidies increased by approximately HK$0.78 million or 183.60% to HK$1.21 million (US$0.15 million) for the year ended December 31, 2022, as compared to that of HK$0.43 million for the year ended December 31, 2021, led to employment support subsidy from HK government during 2022 fiscal year.

Income before income taxes

For the year ended December 31, 2022, our income before income taxes decreased by approximately HK$17.96 million or 46.89% to HK$20.34 million (US$2.59 million), as compared with HK$38.29 million for the year ended December 31, 2021. Other than the effect from the fluctuation of exchange rates in RMB and HKD/USD, the decrease was mainly attributable to a decrease in our gross profit and the increase in interest expenses from additional bank borrowings and higher interest rates in 2022.

Income tax expenses

We incurred income tax expenses of approximately HK$0.46 million (US$0.06 million) and HK$4.11 million for the years ended December 31, 2022 and 2021, respectively. Lower income tax expenses for the year ended December 31, 2022 led to lower income and the deferred tax benefit from the operating loss incurred by the subsidiary in mainland China.

Net income

For the year ended December 31, 2022, our net income decreased by approximately HK$14.30 million or 41.85% to HK$19.88 million (US$2.53 million), as compared with HK$34.18 million for the year ended December 31, 2021. Other than the effect from the fluctuation of exchange rates in RMB and HKD/USD, the decrease was mainly attributable to a decrease in our gross profit and the increase in interest expenses from the additional bank borrowings and higher interest rate, and income tax benefit.

Liquidity and Capital Resources

As of June 30, 2023, December 31, 2022 and December 31, 2021, we had cash and bank balances (including restricted cash) of approximately HK$44.56 million (US$5.68 million), HK$54.08 million (US$6.89 million) and HK$40.94 million, respectively. Our cash and cash equivalents mainly consist of cash at bank.

To date, we have financed our operations primarily from our working capital in our operation and bank loans in Hong Kong. We expect to finance our operations and working capital needs in the near future from part of the net proceeds of this offering and net cash generating through operations.

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The following table sets forth the breakdown and terms of our outstanding borrowings as of June 30, 2023, December 31, 2022 and 2021:

			As of December 31,			As of June 30,
Bank	Terms of repayment	Interest rate	2021	2022	2022	2023	2023
			HK$	HK$	US$	HK$	US$
Trade financing loans:
Nanyang Commercial Bank	Within 12 months	HIBOR+2.5%	18,339,424	36,330,615	4,628,104	33,516,826	4,269,659
Bank of Communications	Within 12 months	HIBOR+1.5 % to 2.25%	4,759,643	5,647,617	719,441	7,780,689	991,171
DBS Bank	Within 12 months	HIBOR+2.5%	30,929,348	43,939,346	5,597,369	36,203,021	4,611,850
Dah Sing Bank	Within 12 months	HIBOR+2%	54,269,552	62,383,376	7,946,927	59,223,288	7,544,368
HSBC	Within 12 months	HIBOR+2%	27,639,525	38,833,047	4,946,885	40,935,217	5,214,677
Citibank	Within 12 months	HIBOR+2.25%	—	—	—	14,453,986	1,841,272
			135,937,492	187,134,001	23,838,726	192,113,027	24,472,997
Mortgage loans:
Nanyang Commercial Bank	8 to 15 years	1 month HIBOR+1.75%	487,187	4,660,935	593,750	4,534,846	577,687
HSBC	10 to 28 years	1 month HIBOR+1.7%	11,421,167	14,327,709	1,825,185	13,961,545	1,778,541
			11,908,354	18,988,644	2,418,935	18,496,391	2,356,228
Government guaranteed loan:
HSBC	10 years	2.875%	—	9,000,000	1,146,497	9,000,000	1,146,497

Term loan:
HSBC	7 years	Best Lending Rate less 2%	—	—	—	5,873,846	748,261
Used line of credit			147,845,846	215,122,645	27,404,158	225,483,264	28,723,983
Unused line of credit			112,362,508	66,465,999	8,467,006	71,986,973	9,170,315
Total line of credit			260,208,354	281,588,644	35,871,164	297,470,237	37,894,298

All of these bank borrowings are personally guaranteed by Mr. Ronnie Kong Wai On, our chief executive officer and director.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. We believe that our existing cash and cash equivalents will be sufficient to support our planned operations for the next 12 months, and that our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 24 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations. We believe that available cash and bank balances, and the current assets, such as accounts receivable, should enable the Company to meet anticipated cash needs for at least the next 12 months.

Current foreign exchange and other regulations in mainland China may restrict E I L PRC in its ability to transfer its net assets to us and E I L HK. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business.

We are permitted under PRC laws and regulations to provide funding to E I L PRC only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to E I L PRC typically takes approximately eight weeks to complete. The filing and registration processes for loans to E I L PRC typically takes approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to E I L PRC and loans to E I L PRC, we cannot assure you that we will be able to complete these filings and registrations on a timely basis in the future, or at all. See “Risk Factors—Risks Related to Conducting Operations in PRC and Hong Kong —Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to E I L PRC, loans provided to E I L PRC are subject to certain statutory limits. We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding E I L PRC through capital contributions, which are not subject to any statutory limit on the amount under PRC laws and regulations. We expect the net proceeds from our initial public offering used in mainland China will be in the form of Renminbi and, therefore, E I L PRC will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

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Cash Flows

The following table sets forth a summary of our cash flows for the periods ended:

	Six months ended June 30,
	2022	2023	2023
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(43,963,908)	265,840	33,866
Net cash used in investing activities	(35,606)	(13,165,388)	(1,677,120)
Net cash provided by financing activities	39,319,681	7,152,018	911,085
Effect on exchange rate on cash, cash equivalents and restricted cash	(1,381,373)	(3,772,939)	(480,628)
Net change in cash, cash equivalent and restricted cash	(6,061,206)	(9,520,469)	(1,212,797)
Cash, cash equivalent and restricted cash, at the beginning of period	40,943,665	54,080,588	6,889,246
Cash, cash equivalent and restricted cash, at the end of period	34,882,459	44,560,119	5,676,449

Operating Activities

For the six months ended June 30, 2023, we had net cash provided by operating activities of approximately HK$0.27 million (US$0.03 million) mainly resulting from the decrease in deposits, prepayments, and other receivables of HK$0.76 million (US$0.10 million), increase in accounts payable of HK$15.00 million (US$1.91 million), and adjusted non-cash items consisting of depreciation of plant and equipment of HK$0.14 million (US$0.02 million), non-cash lease expense of HK$0.89 million (US$0.11 million), and change in fair value on long-term other assets of HK$2.54 million (US$0.32 million). These amounts were partially offset by the net loss from our operations of HK$1.75 million (US$0.22 million), the increase in accounts receivable of HK$10.42 million (US$1.33 million) and inventories of HK$2.12 million (US$0.27 million), decrease in accrued liabilities and other payables of HK$0.84 million (US$0.11 million), lease liabilities of HK$0.91 million (US$0.12 million), and income tax payable of HK$3.04 million (US$0.39 million).

For the six months ended June 30, 2022, we had net cash used in operating activities of approximately HK$43.96 million mainly resulting from net income from our operations of HK$20.02 million, with non-cash items consisting depreciation of plant and equipment of HK$0.12 million, non-cash lease expense of negative HK$0.28 million, and change in fair value on long-term other assets of negative HK$0.04 million, and the decrease in deposits, prepayments, and other receivables of HK$0.11 million, the increase in lease liabilities of HK$0.28 million, and income tax payable of HK$4.36 million. These amounts were offset by the increase in accounts receivable of HK$11.68 million and inventories of HK$34.59 million, and the decrease in accounts payable of HK$13.81 million, and accrued liabilities and other payables of HK$8.46 million.

Investing Activities

The net cash used in investing activities for the six months ended June 30, 2023 was approximately HK$13.17 million (US$1.68 million) compared to HK$0.04 million for the six months ended June 30, 2022. The cash outflow used in investing activities for the six months ended June 30, 2023 was primarily attributable to the purchase of long-term other assets of HK$13.10 million (US$1.67 million).

Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2023 were approximately HK$7.15 million (US$0.91 million), primarily attributable to proceeds from bank borrowings of HK$350.56 million (US$44.66 million), repayments from related parties of HK$14.43 million (US$1.84 million), partially offset by repayments of bank borrowings of HK$340.19 million (US$43.34 million), payments made to offering costs of HK$2.71 million (US$0.35 million), and dividends paid to the shareholders of HK$0.76 million (US$0.10 million).

Cash flows provided by financing activities for the six months ended June 30, 2022 were approximately HK$39.32 million, primarily attributable to gross proceeds from bank borrowings of HK$406.45 million, partially offset by repayments of bank borrowings of HK$351.29 million, advances to related parties of HK$15.24 million, and dividends paid to the shareholders of HK$0.6 million.

The following table sets forth a summary of our cash flows for the years ended:

	Year ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Net cash used in operating activities	(15,635,588)	(31,641,988)	(4,030,826)
Net cash used in investing activities	(201,864)	(180,488)	(22,992)
Net cash provided by financing activities	16,154,614	45,783,263	5,832,263
Effect on exchange rate on cash, cash equivalents and restricted cash	632,446	(823,864)	(104,951)
Net change in cash, cash equivalent and restricted cash	949,608	13,136,923	1,673,494
Cash, cash equivalent and restricted cash, at the beginning of year	39,994,057	40,943,665	5,215,753
Cash, cash equivalent and restricted cash, at the end of year	40,943,665	54,080,588	6,889,247

Operating Activities

For the year ended December 31, 2022, we had net cash used in operating activities of approximately HK$31.64 million (US$4.03 million) mainly arising from net income from our operations of HK$19.88 million (US$2.53 million), the decrease in accounts receivable of HK$14.46 million (US$1.84 million), increase in lease liabilities of HK$0.68 million (US$0.09 million), and adjusted non-cash items consisting of depreciation of plant and equipment of HK$0.25 million (US$0.03 million), non-cash lease expense of HK$0.66 million (US$0.08 million), allowance for obsolete inventories of HK$0.18 million (US$0.02 million), change in fair value on long-term other assets of HK$0.09 million (US$0.01 million), and provisions for long-term services of HK$0.36 million (US$0.05 million). These amounts were partially offset by increase in inventories of HK$36.42 million (US$4.64 million), increase in deposits, prepayments, and other receivables of HK$0.77 million (US$0.10 million), decrease in account payables of HK$ 21.83 million (US$2.78 million), decrease in accrued liabilities and other payables of HK$7.36 million (US$0.94 million), and decrease in income tax payable of HK$0.32 million (US$0.04 million).

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For the year ended December 31, 2021, we had net cash used in operating activities of approximately HK$15.64 million mainly arising from net income from our operations of HK$34.18 million, decrease in deposits, prepayments, and other receivables of HK$0.55 million, increase in accounts payable of HK$14.04 million, increase in accrued liabilities and other payables of HK$2.29 million, increase in lease liabilities of HK$0.18 million, increase in income tax payable of HK$1.54 million and adjusted non-cash items consisting depreciation of plant and equipment of HK$0.25 million, non-cash lease expense of HK$0.21 million, allowance for obsolete inventories of HK$0.34 million, and change in fair value on long-term other assets of HK$0.09 million. These amounts were offset by the increase in accounts receivable of HK$25.87 million and inventories of HK$42.85 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was approximately HK$0.18 million (US$0.02 million) compared to HK$0.20 million for the year ended December 31, 2021. The cash outflow used in investing activities was primarily used for the purchase of plant and equipment.

Financing Activities

Net cash flows provided by financing activities for the year ended December 31, 2022 were approximately HK$45.78 million (US$5.83 million), primarily attributable to proceeds from bank borrowings of HK$714.65 million (US$91.04 million), partially offset by repayments of bank borrowings of HK$647.37 million (US$82.47 million), repayments to related parties of HK$20.69 million (US$2.64 million), and dividends paid to the shareholders of HK$0.8 million (US$0.10 million).

Net cash flows provided by financing activities for the year ended December 31, 2021 were approximately HK$16.15 million, primarily attributable to gross proceeds from bank borrowings of HK$673.96 million, partially offset by repayments of bank borrowings of HK$651.13 million, repayments to related parties of HK$5.59 million, and dividends paid to the shareholders of HK$1.09 million.

Accounts receivable

As of June 30, 2023, our accounts receivable increased by approximately HK$10.42 million or 7.03% to HK$158.68 million (US$20.21 million), as compared with HK$148.26 million as of December 31, 2022. The increase was primarily attributable to those accounts receivable within the credit terms and one month past due.

As of December 31, 2022, our accounts receivable decreased by approximately HK$14.45 million or 8.88% to HK$148.26 million (US$18.89 million), as compared with HK$162.71 million as of December 31, 2021. The decrease was primarily attributable to timely collection of certain accounts receivable under the granted credit terms near the year-end.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable:

	As of December 31,			As of June 30,
	2021	2022	2022	2023	2023
	HK$	HK$	US$	HK$	US$
Within credit terms	124,277,065	107,597,577	13,706,698	114,438,927	14,578,207
Past due:
1 – 30 days	27,711,326	30,631,473	3,902,098	37,457,030	4,771,596
31 – 60 days	7,928,747	6,952,803	885,707	2,428,219	309,327
61 – 90 days	1,660,971	1,229,264	156,594	2,930,982	373,374
91 – 180 days	1,136,813	1,848,452	235,472	1,421,447	181,076
	162,714,922	148,259,569	18,886,569	158,676,605	20,213,580
Less: allowance of doubtful accounts	-	-	-	-	-
Total accounts receivable	162,714,922	148,259,569	18,886,569	158,676,605	20,213,580

We generally conduct our business with creditworthy third parties, with credit terms ranging from 30 to 150 days to our customers in the ordinary course of business. We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the six months ended June 30, 2023 and 2022 and years ended December 31, 2022 and 2021, no such allowance of doubtful accounts have been recognized. We have not experienced any significant bad debt or write-offs of accounts receivable in the past.

Up to October 24, 2023, the Company subsequently collected approximately 91% of accounts receivable as of June 30, 2023.

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The following table sets forth the turnover analysis (by days) of our accounts receivable:

	As of December 31,			As of June 30,
	2021	2022	2022	2023	2023
	HK$	HK$	US$	HK$	US$
Average balance of accounts receivable	149,778,662	155,487,246	19,807,292	153,468,087	19,550,075
Revenue during the year	660,428,620	661,994,054	84,330,453	313,489,882	39,935,017
Accounts receivable turnover (days)	83	86	86	89	89

Our accounts receivable turnover days slightly increased from 83 days in 2021 to 86 days in 2022 to 89 days in 2023 interim.

Inventories

Inventories comprised of the followings:

	As of December 31,			As of June 30,
	2021	2022	2022	2023	2023
	HK$	HK$	US$	HK$	US$
Finished goods	91,537,987	127,779,439	16,277,636	129,895,126	16,547,150

As of June 30, 2023, our inventories, net increased approximately HK$2.12 million or 1.7% to HK$129.89 million (US$16.55 million), as compared to HK$127.78 million as of December 31, 2022. As of December 31, 2022, our inventories, net increased approximately HK$36.24 million or 39.59% to HK$127.78 million (US$16.28 million), as compared to HK$91.54 million as of December 31, 2021. We have experienced disruptions in the supply chain, such as delayed deliveries or shortages of materials or longer lead time by suppliers, which resulted in an increase in inventory as we sought to maintain adequate stock levels to meet our customers’ needs.

We did not provide any allowance of obsolete inventories for the six months ended June 30, 2023 and 2022 as our practice is to provide the allowance of obsolete inventories at the end of financial year.

We provided approximately HK$0.18 million (US$0.02 million) and HK$0.34 million on the allowance of obsolete inventories for the years ended December 31, 2022 and 2021, respectively.

The following table sets forth the turnover analysis (by days) of our inventories:

	As of December 31,			As of June 30,
	2021	2022	2022	2023	2023
	HK$	HK$	US$	HK$	US$
Average balance of inventories	70,285,999	109,658,713	13,969,263	128,837,283	16,412,393
Cost of revenue during the year	568,415,179	573,207,538	73,020,069	276,664,099	35,243,834
Inventory turnover (days)	45	70	70	84	84

Our average inventory turnover days increased from 45 days in 2021 to 70 days in 2022 to 84 days in 2023 interim. The global logistics and supply chain were adversely interrupted by COVID-19 pandemic and Ukraine war, which resulted in longer logistics/shipping time and longer inventory turnover day during 2022 and the first half year of 2023.

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Accounts payable

Our major suppliers generally offer us the payment terms of 30 to 60 days from the inventory purchase. As of June 30, 2023, our accounts payable increased by approximately HK$15.00 million or 27.82% to HK$68.91 million (US$8.78 million), as compared to HK$53.91 million as of December 31, 2022. The increase was mainly due to more inventories purchased on credit during the interim period. As of December 31, 2022, our accounts payable decreased by approximately HK$21.83 million or 28.82% to HK$53.91 million (US$6.87 million), as compared to HK$75.74 million as of December 31, 2021. The decrease was due to prompt settlements of inventory purchase with certain suppliers at the year-end. Our average payables turnover days remain stable from approximately 39 days in 2021, 41 days in 2022 and 40 days in the first half year of 2023.

We have not experienced any significant or notable payment defaults in relation to our accounts payable during the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Capital Expenditures

Our capital expenditures amounted to approximately HK$0.07 million and HK$0.04 million relating to the purchase of office equipment for the six months ended June 30, 2023 and 2022, respectively.

Our capital expenditures amounted to approximately HK$0.18 million, HK$0.20 million and HK$0.27 million relating to the purchase of office equipment for the years ended December 31, 2022, 2021 and 2020, respectively.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business, including for office equipment and leasehold improvements.

Contractual Obligations

We had various outstanding bank loans of approximately HK$225.48 million (US$28.72 million), HK$215.12 million (US$27.40 million) and HK$147.85 million as of June 30, 2023, December 31, 2022 and 2021, respectively. We have also entered into commercial operating lease agreements with various third parties and Mr. Ronnie Kong Wai On, our chief executive officer and director, for the use of offices in Hong Kong and mainland China and warehouses in Hong Kong.

The following table sets forth our contractual obligations as of June 30, 2023 and December 31, 2022:

	Payment Due by Period
Bank loans	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	HK$	HK$	HK$	HK$	HK$
As of June 30, 2023	225,483,264	194,457,631	5,483,708	7,320,367	18,221,558

As of December 31, 2022	215,122,645	188,259,622	3,815,185	5,477,958	17,569,880

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties, and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity, and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

During the fiscal year 2022, our business and operations have been impacted by certain supply chain disruptions, which were primarily caused by the COVID-19 pandemic and Ukraine war, as follows: (i) delayed deliveries or shortage of materials; (ii) longer lead time by suppliers; (iii) longer logistics/shipping time to customers; and (iv) longer inventory turnover day.

We have undertaken certain actions to mitigate the impact of foregoing supply chain disruptions to our business by: (i) adjusting our inventory level to offset the effect of the supply chain disruptions in order to meet our customers’ needs; (ii) developing a strong communication platform with our suppliers in order to collaborate closely to reduce the impact of supply chain disruptions; and (iii) working closely with our major logistics service providers to reduce the longer lead time of the delivery. We did not encounter any new material risks, including those related to product quality, reliability, or regulatory approval of products.

Besides the supply chain disruptions, our business and operations were also impacted by the rising interest rates during the fiscal year 2022, including:

(i)	a decrease in sales volumes or specific project volumes is anticipated given that our customers also suffer from the increase in cost of financing, however our revenue remained relatively steady in the fiscal year 2022 as compared to the fiscal year 2021;

(ii)	there is no changes to our pricing strategy in the near team as our prices are mostly adjusted and partially absorbed by customers in raising the selling price of our products due to our customer stickiness. However, we are cognizant of customer sensitivity to price increases, the selling price of our products are predominately determined based on the demand and supply in the market;

(iii)	our short-term funding costs experienced upward pressure. We are proactively assessing our financing needs and exploring potential strategies to optimize working capital efficiency; and

(iv)	the cost of the material variable-rate debt outstanding increased which has a negative impact on our liquidity. We are diligently monitoring this situation and assessing options to management our debt profile effectively.

For more information, see “Principal Factors Affecting Our Financial Performance” and “Risk Factors”.

Off-Balance Sheet Arrangements

We have entered into several off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

As of June 30, 2023, December 31, 2022 and 2021, there were outstanding bank guarantees of approximately HK$13.1 million (US$1.7 million), HK$12.3 million (US$1.6 million) and HK$12.4 million, respectively issued by a bank in Hong Kong on behalf of the Company in respect of performance bonds as required by certain vendors for the purchase of goods. These guarantees generally expire in the next twelve months.

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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major vendors

For the six months ended June 30, 2023, the vendors who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Six months ended June 30, 2023			As of June 30, 2023
Vendor	Purchases		% of Purchases	Accounts payable
	HK$’ million	US$’ million		HK$’ million	US$’ million
Vendor A	$186.4	$23.8	67.55%	$35.9	$4.6

For the six months ended June 30, 2022, the vendors who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Six months ended June 30, 2022		As of June 30, 2022
Vendor	Purchases	Percentage of Purchases	Accounts payable
	HK$’ million		HK$’ million
Vendor A	$194.0	58.29%	$28.0
Vendor B	$42.5	12.77%	14.7

For the year ended December 31, 2022, the vendors who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended December 31, 2022			As of December 31, 2022
Vendor	Purchases		% of Purchases	Accounts payable
	HK$’ million	US$’ million		HK$’ million	US$’ million
Vendor A	$363.60	$46.32	60.22%	$28.91	$3.68
Vendor B	$70.85	$9.03	11.73%	$7.61	$0.97

For the year ended December 31, 2021, the vendors who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended December 31, 2021		As of December 31, 2021
Vendor	Purchases	Percentage of Purchases	Accounts payable
	HK$’ million		HK$’ million
Vendor A	$322.95	53.36%	$33.20

All of our Company’s major vendors are located in Europe and Hong Kong.

Liquidity risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and long term. See “—Liquidity and Capital Resources” for details.

Interest rate risk

We are exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from our bank borrowings. We have not used any derivative instruments to mitigate its exposure associated with interest rate risk. Our management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

We are also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

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Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the RMB, EUR, NTD, and the US dollar. As of June 30, 2023 and December 31, 2022, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of June 30, 2023 and December 31, 2022, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. Our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Hong Kong and mainland China. Accordingly, the political, economic, and legal environments in Hong Kong and mainland China, as well as the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for obsolete inventories, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

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Accounts Receivable

Accounts receivables are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and grant with credit terms ranging from 30 to 150 days, depending upon the customers. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories primarily consist of finished goods which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income.

Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC Topic 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

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Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company generates most of its revenue from direct product sales. Revenue from direct product sales is generally recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Shipping term under Cost, Insurance and Freight (“CIF”), the Company procures and pays for shipping costs, up to the place of destination for the customers.

Generally, the Company enters into purchase orders with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed with no separate sales rebate, or other incentive. The performance obligations in a given transaction are determined by the individual purchase orders with revenue recognized at the time that the performance obligations have been satisfied. Sales taxes and other similar taxes that the Company collects concurrently with revenue-producing activities are excluded from revenue.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Leases

The Company adopts the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” For all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

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ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s leases are classified as operating leases and there was no lease with a duration of twelve months or less.

Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, amounts due to related parties, and bank borrowings approximate at their fair values because of the short-term nature of these financial instruments.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyses financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In June 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-03 Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company has assessed ASU 2022-03 and early adopted the guidance during the second quarter of 2022. The adoption did not have a material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842) – Common-Control Arrangements. This guidance amends the accounting for leasehold improvements in common-control arrangements by requiring a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements’ useful life to the common-control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

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BUSINESS

OVERVIEW

Founded in 1992 in Hong Kong, we are principally engaged in the supply of electronic components and sensors to our customers and have positioned ourselves as a value-added electronic component, sensor and engineering solutions provider able to provide (i) sensors and components; (ii) engineering solutions and reference design; (iii) consultation of application feasibility study; and (iv) professional logistics services in bridging customers and electronic component producers in the electronics industry. The electronic components we provide mainly include, but are not limited to, passive, active and electromechanical series including capacitors, resistors, inductors, EMI materials, switches, telecommunication IC and power ICs, while the sensors we provide include pressure sensors, hall sensors, opto-sensors, thermos sensors, current sensors and pulse sensors. Our customers are predominately manufacturers in the automotive, industrial/automation, computing and communication system, home appliances, healthcare & medical and power management system sectors in Hong Kong and mainland China.

Since 1992, our Group has been focusing on identifying, sourcing, selling and distributing quality electronic components from suppliers located in Japan, South Korea, Europe, the U.S. and Asia. In early 2000, given the rapidly growing and enormous potential of the sensors market and having accumulated experience and technical capabilities for almost a decade, our Group expanded its product offerings and tapped into the sensors market. Looking to capture the high growth potential in the sensors market for different application purposes, our Group secured four key sensor product lines beginning in early 2000. The revenue attributable from sensors product lines increased from approximately 10% in 2003 to 64% in 2022, representing a CAGR of approximately 8.75%. In order to serve the growing electronic components market in the mainland China, we currently have a network of sales and/or representative offices strategically located in four cities in the mainland China, with a plan to open further representative offices in other key strategic locations of Asia-Pacific.

Our Group has accumulated electronic components know-hows, technical knowledge and engineering expertise through supplying electronic components for over 30 years. Our project team has focused on providing a board range of value-added services from integrating various electronic components for our customers’ solution to the provision of reference designs solutions to our customers as per their requirements and specifications by utilizing our proprietary know-hows and special features of the products we distribute. Our management believes that through our value-added services to suit our customers’ specific requirements, we are able to create demand for the products we distribute.

CORPORATE HISTORY AND STRUCTURE

The chart below illustrates our corporate structure and identifies our subsidiaries prior to our Group’s initial public offering:

The above chart assumes an Offering of [  ] Ordinary Shares, and assumes that the Underwriters’ over-allotment option has not been exercised.

Name	Background	Ownership
E I L Cayman	Incorporated on April 8, 2016 under the laws of Cayman Islands as an exempted company.	70% owned by E-Space Holdings Limited and 30% owned by Corporate Channel International Limited.

E I L BVI	Incorporated on April 11, 2016 under the laws of the BVI as a business company.	100% owned by E I L Cayman.

E I L HK	Incorporated on February 25, 1992 as a private company limited by shares under the laws of Hong Kong. Acquired by E I L BVI on June 26, 2023.	100% owned by E I L BVI.

E I L PRC	Incorporated on December 18, 2015 as a limited liability company under the laws of the PRC.	100% owned by E I L HK.
E I L Taiwan	Formed on June 13, 2023 as the foreign company’s Taiwan branch, Republic of China	100% owned by E I L HK.

Our Controlling Shareholder currently both directly and indirectly owns 70% of our Ordinary Shares and, upon consummation of this Offering, our Controlling Shareholder will own [  ]% of our Ordinary Shares, which represent [  ]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors – Risks Related to Our Shares.”

Competitive Strengths

Our Group is well-positioned to capture the growth opportunities in the electronic components market, especially in the sensors market, and benefits from the growing demands for relevant products from our existing and potential clients. Our Group’s success is attributed to the following competitive advantages and will enable us to further develop our business in the future:

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We have an experienced project team and engineering team to provide support to our sales and marketing team and to maintain a collaborative relationship among our Group, our suppliers and our customers.

Having been in the electronic components industry for over 30 years, our Group has accumulated experience and technical capabilities over the years. Our strong in-house project team, with average years of experience ranging from five to 35 years in the electronic components industry, is capable of providing technical support to our customers to maximize their cost effectiveness, shorten their product design processes, and ensure compatibility of our electronic components for their end-products. Our engineers, with years of experience ranging from six to 32 years in the electronic components industry, provide value-added services to our customers, which include (i) pre-sale services such as field application engineering (“FAE”) support, provision of reference-design, advice on the sensor selection and integration, replacement of certain parts as an upgrade to suit our customers’ needs and feasibility study; and (ii) after-sale services such as warranty and failure analysis service (depending on such services provided by our suppliers). Our project team, together with our engineering team, provides customized and distinctive technical support to our customers in accordance with their individual needs and specifications. In essence, our project team can provide a one-stop service including feasibility study, field application engineering support, provision of reference designs, advice on the deployment of electronic components, and after-sales technical support including failure analysis service (depending on such services provided by our suppliers). Our management believes that our quick product knowledge updates with the suppliers’ products, reinforce the relationship among our suppliers, customers, and our Group.

Our project team also works closely with our sales and marketing team, which are organized based on suppliers, in order to solicit new business opportunities from new customers or explore possible new applications of our products with our existing customers. The engineering team assists by advising whether the products as promoted by our sales and marketing team are compatible with the other components used by our customers.

The technical support provided by our project team and engineering team also enables us to obtain authorized distributor status from over 25 international suppliers as at the date of the prospectus. Our technical capability was one of the major reasons for granting an authorized distributor status to us since, rather than directly selling to manufacturers or distributors with a smaller scale, as they rely on local distributors to provide support and assistance to these regional manufacturers for cost reasons. Our management believes that our project team and engineering team play a critical role in the maintenance of collaborative relationships with our suppliers and customers, and that the technical expertise and support provided is crucial to procure new business opportunities.

We diligently cultivate long lasting customer relationships with our key customers and develop an ever-growing customer base so as to capture the growth of the electronic components and sensors market.

We believe that maintaining stable and long-term business relationships create economies of scale and cost-effectiveness on communication, distribution and compatibility. For the six months ended June 30, 2023 and 2022, we had 671 and 714 customers, respectively, with revenue generated from our recurring customers amounted to approximately HK$311.7 million (US$39.7 million) and HK$308.1 million, representing approximately 99% and 98% of the total revenue of our Group, respectively. For the years ended December 31, 2022 and 2021, we had 819 and 850 customers, respectively, with revenue generated from our recurring customers of approximately $642.4 million (US$81.8 million) and $640.9 million, representing approximately 97% and 97% of the total revenue of our Group, respectively. Such proven records reflected our capability to cultivate relationships and retain close rapport with our customers, attributing to the wide variety of quality products sourced from our selected suppliers and our complimentary technical know-hows and support. Our management believes that usually once customers decided to source from a certain supplier, they seldom actively find alternatives for various reasons. First, they have to undergo a supplier-selection process to learn about potential suppliers’ product portfolio, response time to the latest technologies, capacity in providing technical know-how and support, distribution channel and pricing of products and services. Furthermore, some of our major suppliers adopt a project registration system such that once we have registered a collaborative study project which we are working on with a particular customer, they will not supply electronic components to that particular customer through another distributor. Therefore, once a stable business relationship has been established, it is time-consuming, costly and risky for customers to replace their suppliers. With over 97% of our revenue contributed by our recurring customers and the growing number of clientele, our management believes that our Group’s growth benefited from the stable and long-term business relationships with our major customers.

For the years ended June 30, 2023 and 2022, revenue attributable to shipment to the mainland China was approximately HK$141.1 million (US$18.0 million) and HK$163.9 million, respectively, which accounted for approximately 45% and 46% of our overall revenue, respectively. For the years ended December 31, 2022 and 2021, revenue attributable to shipment to the mainland China was approximately HK$326.5 million (US$41.6 million) and HK$311.5 million, respectively, which accounted for approximately 49% and 47% of our overall revenue, respectively. Further, the global automotive sensor market has been analyzed across key regions, including North America, Europe, Asia-Pacific, and rest of the world. Among these regions, Asia-Pacific stands out as the most prominent market. It held a significant revenue share globally in 2020 and is poised to exhibit lucrative growth in the upcoming years.6 As such, our management believes that the increasing trend in shipment of our products to the mainland China reflects that there are massive opportunities for the Group to expand its business in Asia-Pacific, as such, our Group has been increasingly allocating more resources and manpower to meet the demands of the Asia-Pacific market.

6 IBID.

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We believe that, through the supply of quality sensors and electronic components with complimentary technical know-hows and support, we have developed a stable customer base while continuously engaging and obtaining new customers. We have established stable and long-term relationships with many of our customers. As at the date of this prospectus, all of our five largest customers have been trading with us for five or more years. We aim to commit fully to distributing quality products with complimentary engineering know-hows and support such that our long-term customer base can be further strengthened.

Our Group possesses the flexibility and wide-ranging product portfolio sourced from our quality suppliers to swiftly respond to the ever-changing market demand and be able to capture the rising trend in the electronic components and sensors market.

To provide a flexible and a wide ranging product portfolio, we source from a wide range of quality suppliers. For the six months ended June 30, 2023 and 2022, our top 20 suppliers accounted for approximately 100% and 97.1% of our total purchase, respectively. For the years ended December 31, 2022 and 2021, our top 20 suppliers accounted for approximately 97.4% and 96.9% of our total purchase, respectively. Our product range includes sensors, passive, active and electro-mechanical components. Products supplied by our Group include sensors such as pressure sensors, hall sensors, optical sensors, current sensors and pulse sensors and electronic components such as diodes, power ICs, telecommunication ICs, package, capacitors, switches, coil and ferrite and crystals.

Our customers place orders with us on a frequent basis. It is essential for our Group, as an electronic components and sensors supplier, to be able to accurately analyze and monitor the market and our customers’ demands in a timely manner and to meet the changes in demand accordingly. In view of that, we closely monitor our inventory level to maintain sufficient level of stock while avoiding stocking up obsolete inventory. We maintain buffer stocks for our customers. For the six months ended June 30, 2023 and 2022, our Group was able to maintain a relatively short inventory turnover days of approximately 84 days and 65 days, respectively. For the years ended December 31, 2022 and 2021, our Group was able to maintain a relatively short inventory turnover days of approximately 70 days and 45 days for, respectively. Based on the industry norm, such overall short inventory turnover days provides our Group with the flexibility to response instantly to the actual market demand of our products in this fast-changing market.

For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, key products sold by our Group comprised of electronic components and sensors. The products we sourced from our suppliers are generally applied in the industrial, automotive, computers and accessories, home appliances, and power supply markets, which demand reliable electronic components with varied specifications. Our management is of the view that the increasing popularity of IoT, automation and artificial intelligence has driven the upward trend in demand for our products. Our management is of the view that the ability to source a variety of quality products from high quality brand name electronic components suppliers is one of the key factors to our success. As of June 30, 2023 and December 31, 2022, our Group had received an authorization or a license to distribute from over 25 and 25 suppliers, respectively. As an authorized distributor, we are required to demonstrate a sizable customer base, the capacity to handle technical support to customers and sound company credentials. Our management believes that the products we sourced from our brand name electronic components and sensors manufacturers would continue to have a strong market demand and achieve high potential growth in the long run.

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Our efficient and effective supply chain management system increases our customers’ reliance on us and differentiates us from our competitors.

We have built up our reputational goodwill through consistently supplying quality products and deliver them on time. Our good track records help differentiate us from other competitors as well as attract new customers and retain existing customers. Generally, in order to timely delivery to our customers, we maintain an efficient and effective supply chain management system which requires us to accurately predict our customers’ demands based on (i) forecasts of purchase plan received from our customers; (ii) the historical demand of the products; (iii) status of the relevant product development process; and (iv) production lead time of our suppliers to maintain an appropriate level of inventories.

We are committed to using advanced technologies to enhance customers’ experience and operational efficiency. Our information technology systems centralize all material aspects of our operations. We use an ERP system to improve our inventory management and customer relationship management (“CRM”) system to manage customers’ information. The integrated business intelligence system connects different segments of our operations. Through such system, we can efficiently coordinate our procurement management, supply chain management, business analysis management and financial reporting management. Timely access to daily inventory and sales data allows our management to efficiently monitor the inventory movement and sales data in an effective and systematic manner. Through such measures we can make appropriate operational adjustments to respond to dynamic market conditions and customers’ needs and forecast future demands more accurately.

Our commitment to adopting and developing an advanced operations system helps us more accurately forecast demands, which contributed to better managed inventory levels, customer management and profitability. With the use of the ERP system, the procurement team works with our suppliers closely to ensure that there are sufficient products to meet our customers’ purchase orders within the requisite timeframe. We update relevant sales data on our ERP system on a real-time basis. The ERP system allows us to perform customized sales analysis, which we then utilize to adjust purchasing decisions and product offering. Furthermore, such analysis together with the customer information stored in the CRM system allows our sales and marketing team to better understand the latest market trends and allows them to engage in targeted sales efforts, including to identify cross-selling opportunities of our products to existing customers and develop new customers. We believe our advanced business intelligence system has allowed us to expand efficiently and enabled us to better apply targeted marketing strategy based on customers’ purchase records and identify cross-selling opportunities.

We are led by an experienced management team who has substantial experience in the industry. Our Group’s experienced and stable management team has motivated the operations and improved the sales revenue.

We believe that our management and professional team members are the most valuable assets of our Group. Our team comprises of staff with experience and specialist knowledge and professional skills to supply suitable produces to our customers with complimentary engineering support. Members of our senior management have also contributed significant experience and recognition among our customers during their tenure with us. Our management team is responsible for the implementation of our strategic goals and policies, with the support of our team of project, engineering and sales and marketing staff. Our management believes in establishing a capable and motivated leadership team that cultivates a client-oriented culture, encourages innovation and operating efficiency.

Our Chief Executive Officer and Chief Operating Officer, namely Mr. Kong and Ms. Lam, have extensive industry and technical knowledge, and have established long term relationships with our suppliers as well as a number of our customers. Our experienced senior management team is comprised of industry experts with valuable knowledge and more than 20 years of experience in the electronic component industry, on average. They have developed extensive experience in procurement, supply chain management and warehouse management, which has all contributed to better operations and cost management. See “Management” for further details. Our senior management is supported by staff with strong market knowledge and expertise. Our experienced management team has played a key role in leading the operation and development strategy of our Group and provided us with deep industry and operation knowledge. Their management capability and cohesiveness, supported by a strong execution team and management system, will continue to help us deliver sustainable growth in the future.

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We have a project team and an engineering team, both comprised of employees with strong technical backgrounds who are responsible for developing and designing solutions for our customers as well as assisting them on technical issues that they may face during their production process. We believe stability of our staff is important to the supply of quality products to our customers to best suit their needs and, as such, we are willing to invest time and resources to provide extensive training to our employees. This is evident by our ISO 9001 certificate since 2011 and multiple caring company awards in Hong Kong since 2015.

Our Group believes that the in-depth knowledge and extensive experience of our capable management team, along with our experienced engineering team, could provide us with significant competitive advantages in the ever-changing electronic components industry.

Our Strategies

With an aim to enhancing our supplier network and broadening our product portfolio and enlarging our market share as a sensors and electronic components supplier in the mainland China and Hong Kong, we intend to pursue our goal through the implementation of the following strategies:

Further strengthen our position in the sensors market by expanding our product variety.

We target to strengthen our position and competitive advantages in the sensors and electronic components market by expanding our product variety and further enhance our value-added services including (i) new application idea to clients, (ii) engineering consultation, (iii) reference design, (iv) total solution and (v) supply chain/logistics services. In order to broaden our customer base, we seek cross-selling opportunities and deepen our penetration by establishing representative offices in major cities in our target territories, in particular Asia-Pacific. In order to increase our market share in the sensors industry, our management is of the view that expansion of our product variety is expected. As such, our Group strives to secure distributorship of new lines of sensors from both our existing suppliers and new suppliers to complement and expand our product portfolio and product applications. However, before being approved as a distributor of a supplier, we are required to pass the approval procedures imposed by them. Based on the Group’s past experience, more stringent approval procedures are likely to be imposed by suppliers of larger size and it is not uncommon for these suppliers to take into account the factors, including but not limited to level of information transparency and financial position of the interested distributor before entering into distribution agreement and granting credit term and credit limit. For more information on the approval procedures, see “Business Model – Approval Procedures” in this section.

With a more comprehensive portfolio of sensors, we seek to expands and deepen our penetration in the sensors market of the mainland China and Hong Kong by strengthening both the breadth and the depth of our worldwide sourcing network. Our management is of the view that the increasing popularity of IoT, automation and AI has driven the upward trend in demand for sensors. According to China Internet Watch, the total spending on IoT in China is expected to reach $298 billion in 2026, growing at a five-year CAGR of 10.8% from 2021.7 The latest technology development requires us to stay abreast by offering a greater variety of quality sensors to cater our customers’ evolving needs to strengthen our relationship with our existing customers, and through an enhanced understanding of the sensors market, develop new customers. In order to capture the exponential growth in the sensors market, it is vital for us to source new suppliers to provide a wider spectrum of sensors so that we will not be limited by the sensors offered by our existing suppliers. Our management believes that from their experience, once a customer has a firm business relationship with a particular supplier, they are reluctant to switch to another supplier due to trade secret, cost concerns, and other efficiency reasons. As such, there is an imminent need to explore opportunities to source from new suppliers to enhance our product offerings before our new and potential customers reach out to other distributors.

7 See China Internet Watch (2023). China’s IoT spending to reach US$298 billion by 2026.

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Broaden our customer base through seeking cross-selling opportunities and establishing representative offices in Asia-Pacific (including mainland China) to deepen our penetration in Asia-Pacific.

Leveraging off our market position and well-established distributorship network, we will continue to seek cross-selling opportunities in the electronic components and sensors markets in Hong Kong and mainland China that allows us to enlarge and enhance our customer base, to expand and enhance our product portfolio and to deepen our market penetration. We consistently look out for opportunities to generate synergistic sales of other electronic components when our customers’ place orders for sensors which could bring costs advantages to both our Group and our customers. With our wide range of product portfolio, we benefit getting additional orders from customer because of our substantial product mix and product leverage.

According to the Research and Markets, mainland China is a global leading market for electronic products manufacturing and is expected to maintain a growing trend which would support our Group’s financial performance in terms of the growth of revenue of our Group.8 According to LeadLeo, from 2017 to 2021, the smart sensors market in mainland China has expanded from RMB77.22 billion to RMB105.76 billion, representing a CAGR of 8.2%, and is estimated to continue to grow from RMB114.75 billion in 2021 to RMB161.09 million in 2026 with a CAGR of 8.8%.9 Thus, our management believes that it is critical to increase our Group’s presence in mainland China in order to deepen our market penetration in mainland China. As of the date of this prospectus, we have four representative offices in mainland China. Further, as previously stated, the global automotive sensor market has been analyzed across key regions, including North America, Europe, Asia-Pacific, and rest of the world. Among these regions, Asia-Pacific stands out as the most prominent market. It held a significant revenue share globally in 2020 and is poised to exhibit lucrative growth in the upcoming years. As such, we also plan to set up representative offices in key strategic locations in Asia-Pacific with strong growth potential, which is in line with our business strategies to expand our sales and technical support throughout the wider Asia-Pacific. In June 2023, we established a subsidiary in Taiwan which engages in sales and distribution of electronic components. We also plan to leverage our sales and marketing team to help expand our sales network and build our understanding of local markets in key strategic locations in Asia-Pacific. In particular, through an enlarged sales team, we plan to grow our sales of sensors and electronic components to manufacturers in Asia-Pacific and seek cross-selling opportunities of our products.

Continue to upgrade our information management systems to optimize our marketing, promotion and sales network, to enhance operating efficiencies and to improve cost effectiveness.

Our management considers that information systems play an important part to support our business expansion and internal controls as they are an integral part of our supply chain management system. We plan to continue investing to maintain and upgrade our information management systems to enhance our operating efficiency. Currently, we have implemented an ERP system and CRM system within our organization. We strongly believe that the advanced ERP system can allow us to assess daily data about our inventory levels and movement of stocks in a more efficient manner and provide us with information about stock movements necessary to optimize our inventory and sales planning. Together, these systems will enable us to better manage our marketing, promotion and sales network, enhance our operating efficiencies and improve our overall operational cost-effectiveness.

In addition, the Group will upgrade our existing ERP system after our initial public offering to allow us to originate orders automatically once placed online, retrieve up-to-date data on orders, sales and inventory, and manage and monitor our procurement, sales and inventory levels more accurately and efficiently. We believe that by upgrading our information management systems, we will be able to perform more in-depth regional market analyses and provide more timely and accurate data on sales and inventory to our suppliers. We intend to invest part of our general working capital proceeds from our initial public offering to upgrade our information management systems to better manage our operations and maximize cost effectiveness.

8 See Research and markets (2021). China OEM Electronics Manufacturing Market 2021: A Powerhouse in the Electronics Sector.

9 See LeadLeo (2022). 2022 China Intelligent Sensor Industry Overview.

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OUR INDUSTRY

Overview of the global sensors market

According to Precedence Research, the global market size of the sensors market amounted to approximately $204.8 billion in 2022 and is expected to reach approximately $508.64 billion by 2032, representing a CAGR of approximately 8.4%. 10

Source: Precedence Research.

Overview of the sensors market in Asia-Pacific

According to Precedence Research, Asia-Pacific accounted for approximately 40% market share in the global sensor market. Asia-Pacific will see the fastest growth rate, accounting for approximately 42% of the global sensors market share by 2032. In contrast to established nations, the APAC region’s application of sensors is still developing and expanding due to the trend of smart devices, industry 4.0, and IoT. The Asia-Pacific region’s major sensor markets are nations like mainland China and Japan. 11

Source: Precedence Research.

10 See Precedence Research (2023). Sensor Market (By Type: Biosensors, Optical Sensor, RFID Sensors, Image Sensor, Temperature Sensor, Touch Sensor, Flow Sensors, Pressure Sensor, Level Sensor, Others; By Technology: CMOS, MEMS, NEMS, Others; By End User: Healthcare, IT/Telecom, Automotive, Industrial, Aerospace & Defense, Others) – Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2023-2032. Report Code:2558.

11 IBID.

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Overview of the global automotive sensor market

The global automotive sensor market size was valued at $40.39 billion in 2022 and is expected to hit around $67.2 billion by 2030, expanding growth at a notable CAGR of 6.57% from 2022 to 2030.

The automotive industry is experiencing a significant increase in the demand for sensors, particularly in electric and hybrid vehicles. This surge can be attributed to various factors, including stricter government regulations concerning harmful gas emissions, which have accelerated the demand for electric vehicles. Furthermore, the market has witnessed substantial growth due to the application of pressure sensors in the automotive sector and the growing utilization of custom-designed electronic devices in vehicles.

A key driver behind the rising demand for sensors is the growing public awareness of safety and security in vehicles. In recent years, there has been a notable emphasis on vehicle safety, leading to the implementation of stringent regulations by organizations such as The World Forum for Harmonization of Vehicle Regulations. These regulations have introduced global technical standards, including electronic stability control systems and technical requirements for on-board diagnostics (“OBD”) in road vehicles, enhancing vehicle safety features.

However, one of the challenges faced by the market is the high development costs associated with automotive sensors. These costs can hinder the overall growth of the market. Despite this limitation, the automotive industry continues to witness frequent adoption of advanced technologies, which presents promising opportunities for the integration of sensor technology in automobiles. This ongoing trend opens up avenues for further expansions and innovations in the automotive sensor market. 12

Source: Precedence Research.

12 IBID.

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Overview of the global automotive sensor market in Asia-Pacific

The global automotive sensor market has been analyzed across key regions, including North America, Europe, Asia-Pacific, and rest of the world. Among these regions, Asia-Pacific stands out as the most prominent market. It held a significant revenue share globally in 2020 and is poised to exhibit lucrative growth in the upcoming years. 13

Source: Precedence Research.

Overview of the active and passive electronic components

According to Mordor Intelligence, the active and passive electronic components market is anticipated to exhibit a CAGR of approximately 8.79% from 2023 to 2028, while Asia-Pacific is expected to be the fastest growing market. 14

Source: Mordor Intelligence.

13 IBID.

14 See Mordor Intelligence (2023). Active and Passive Electronic Components Market Size & Share Analysis – Growth Trends & Forecasts (2023 – 2028).

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OUR BUSINESS MODEL

The business flow of our Group is set out below:

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(1)	Suppliers Sourcing

(a)	Suppliers selection

When selecting and sourcing potential suppliers which include owners of multiple brands, we consider certain factors including (i) the suppliers’ credentials such as, their backgrounds, production facilities and goodwill; (ii) the features and quality of the products supplied by them; (iii) the current and forecasted demand of the products in the market; and (iv) the price and payment terms offered to our Group.

(b)	Granting of authorized distributor status by our suppliers

Generally, suppliers have put in place approval procedures for the granting of authorized distributor status. Before being approved as a distributor of these suppliers, interested distributors are required to pass the approval procedures imposed by them. Generally, interested distributors are required to provide their financial reports, years of experience in the industry, number of staff, and engineers to these suppliers. The documents required vary from one supplier to another. Based on our experience, more stringent approval procedures are likely to be imposed by suppliers of larger size. Suppliers will either issue letters of authorization, or a non-exclusive distribution agreement prior to the supply of products to our Group. The authorized distributor status is usually granted on a yearly basis or without any specific term until the parties mutually terminate the cooperation. As of June 30, 2023 and December 31, 2022, we were an authorized distributor of over 25 and 25 suppliers, respectively.

(2)	Sales and Pre-Sale and Post-Sale Technical Support

(a)	Promotion and Marketing Process

Our sales and marketing team is responsible for liaising with and handling enquiries from our existing customers and potential customers with respect to their production and technical problems. As part of our marketing strategy, we usually send our sales and marketing personnel to participate in various electronics exhibitions and trade fairs, both locally and overseas, where our Group makes contact with potential customers and suppliers. During trade fairs, our Group may actively source new products from potential suppliers while at the same time promoting our Group’s products and our technical support service to potential customers. Similarly, our Group may also identify and approach new customers among the members of the trade association of the industry, in particular, Federation of Hong Kong Industries and Hong Kong General Chamber of Commerce and Hong Kong. Our management considers that participations in these electronics exhibitions and trade fairs, and being a member of Federation of Hong Kong Industries and Hong Kong General Chamber of Commerce and Hong Kong could benefit the Group from soliciting new suppliers and customers, and thus. an important marketing effort of our Group.

As and when necessary, our sales and marketing team will request assistance from our engineering team so as to facilitate the solicitation process. We provide technical support on a complimentary basis during the pre-sales to post-sales stages. Pre-sales application engineering support services include conducting feasibility study, advising customers on the deployment of electronic components and sensors and formulating reference designs, if required.

Our Group’s marketing efforts are also focused on understanding customers’ needs through the personal network of our management team and sales representatives. At times, we may receive business referrals from our existing customers and suppliers. The on-going business dealings with our existing customers enable our Group to understand our customers’ needs and their product developments. When customers’ new products are still in the planning stage, our Group’s sales and marketing team, with the help of our project team and engineering team, may approach the customers for discussion of the feasibility of their new products and our Group’s ability to support their new products. Through such communications, our Group is in a favorable position to securing new business with existing customers. There are times when potential customers may approach suppliers directly for the need of products and services, in which case, such suppliers may refer the business opportunity to our Group. As our experienced engineering team is capable of handling various technical support, orders may be directly referred by suppliers to our Group for customers that require specific supporting services.

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For the purpose of promoting the products we sourced, our sales and marketing team will, with the assistance of our engineering team, obtain pre-approved product status for the components promoted by us. It is the industry norm that some key electronic components such as main chip used in an end-product usually has its own pre-approved product list for ancillary components. If it is anticipated by us that there will be high demand in future for a particular component, our sales and marketing team will coordinate with the customer and apply for pre-approved product status for the relevant component. From time to time, we may also conduct marketing on our existing electronic components and sensors customers or new customers depending on market demand of such products.

Based on the Group’s experience, in the approval process, the customers will take into account: (i) the end-product in which components will be used; (ii) the reliability and reputation of the components; (iii) the forecasted demand of the components; (iv) the background (including financial and business position) and capacity of the supplier (including the ability on solving technical problem). Generally, the approval process may take several months, however, for automotive application, it may take over years. The approval processing time varies from one supplier to another depending on the complexity of the relevant components and the criteria of the supplier.

(b)	Project registration

For some of our suppliers who adopt a project registration system, we would register all collaborative study projects which we are working on with our customers through their system. Once we are registered as distributors for a particular project, these suppliers will not supply electronic components and sensors that are used for the customers’ projects to another distributor. For the six months ended June 30, 2023 and the year ended December 31, 2022, we have registered over 3833 and 1095 projects with our suppliers. However, there is no assurance that our customers will not procure from another distributor during the course of a project or afterwards even if the project has been registered by us.

(c)	Project Solutions

As of October 31, 2023, our project team and engineering team has 18 staff members, with the average of five to 35 years of working experience. Our engineers are mainly responsible for providing pre- sales and post-sales technical support to customers.

(i)	Feasibility Study

Generally, our business team gathers enquiries from existing or potential customers on technical support. Where a customer notifies us of its intention to build a new product or modify or enhance an existing product with no product application/design concept or use of electronic components/sensors on product application, our project team will engage and conduct a detailed feasibility study prior to providing a suitable concept and design in line with that customer’s unique specifications and budget. Services provided by us include proof of concept service, feasibility study via engineering sample, hardware/firmware/apps design service and custom module integration service.

(ii)	FAE Support

Where a customer notifies us of its intention to build a new product or modify or enhance an existing product with a product application/design concept or use of electronic components/sensors on product application, our FAE team will assist the customer to select the relevant sensor or electronic component based on the design concept or use of electronic components/sensors. Based on the proposed conceptual designs and solutions prepared by the customer, our engineering team assists in developing functional specifications of the proposed designs and solutions. Our project team further coordinates with our suppliers to select the most suitable electronic components and sensors to fulfil the proposed designs and solutions.

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Our project team will also work closely with our suppliers and customers’ engineers to formulate an integrated design solution and construct a working product prototype. Our project team and engineering team will then assist our customer in resolving all of our products’ technical issues via engineering support that may occur during the testing of the product prototype.

We offer application solutions to our customers such that the features could be easily incorporated into our customers’ products with the help of our project team. As a result, such application solutions can assist in optimizing processes, meaning improving quality and boosting efficiency.

(iii)	Reference Designs

Based on our management’s experience, some customers may have a product application/design concept or use of components/sensors on their product application, however, they may lack the skillset to finalize their design or we have the pre-existing design that may fit into their product application. Under this scenario, we will provide our current reference design or tailor-made a reference design for them for our customer’s consideration which will be further refined based on the requirements from our customers. As a result of such approach, based on our management’s experience, it will expedite the customer’s research and development cycle and to promote them to use the sensors and electronic component We provide (i) reference design including end device network, far infrared application on temperature measurement, humidity measurement, atmospheric pressure measurement, optical carbon dioxide measurement, optical PM2.5 measurement; (ii) wearable solution which could be applied on watches and smart glasses including but not limited to activities measurement, dynamic heart rate measurement and accelerometer fall detection; and (iii) other reference designs including direct drive controller for LED lighting, single point infrared thermometer, multipoint infrared thermal array and thermal imaging data process.

Upon a customer’s confirmation of a reference design, our project team further customizes such reference design to ensure it achieves the desired features of our customer’s end-products and ensure compliance with any performance requirements and industrial standards.

(d)	Approval on use of our products

After obtaining a customer’s approval on the use of our products, we assist the customer to monitor its pilot production of prototypes based on the final approved customized reference design to ensure a seamless transition towards mass production. Different tests and troubleshooting are performed to ensure the quality of the prototype at this stage. The duration for the testing process may take several months, however, for automotive application, it may take several years.

(3)	Procurement, inventory and supply chain management

Some of our customers provide us with forecasts of their purchase plans in order to notify us of the orders they may place in the coming months or quarter. After consolidating their forecasts and upon the assessment of our management team, our operation team will in turn, pass our consolidated forecasts to suppliers to facilitate their production plan who will then revert with the estimated production lead time and capacity. Other customers will place purchase orders on an irregular basis.

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Upon the delivery from our suppliers, our Group would on a case-by-case basis, undertake the post-sales logistics, which enables our Group to deliver to the customers in a timely manner. We store our inventory primarily in warehousing facilities that we lease and manage. Our warehouse is located in Hong Kong Our warehouses are managed by our ERP system, which enables us to control the movement and storage of products and inventory level in our warehouses so that we can make procurement plan based on our business needs to achieve optimal warehouse capacity utilization. Our logistics department negotiates with our suppliers to accommodate a variety of shipping terms and risk of loss arrangements for the shipment of sensors and other electronic components to our warehouses. We also provide delivery products to our customers with risk of loss arrangement as negotiated. To minimize capital expenditures, we contract with third parties for transportation services on an as needed basis for products that we are responsible for delivery.

Customers can choose to purchase products from our Group on a standalone basis such as a single IC, or on an integrated basis, i.e. the assembly of assorted components into an end-product, such as power IC.

For the six months ended June 30, 2023 and 2022, we outsourced the processing and programming process to subcontractors for two of our customers, which are all independent third parties and accounted for less than 1% of our revenue. For the years ended December 31, 2022 and 2021, we outsourced the processing and programming process to subcontractors for two of our customers, which are all independent third parties and accounted for less than 1% of our revenue. After the subcontractors’ processing and programming process, we are responsible to delivery products to our customers. For details, please refer to the sub-section headed “– Subcontracting” in this section.

(4)	Order Fulfillment

(a)	Sales

Along with the above sales and marketing activities and technical supports provided by our Group, our customers typically submit their requests for quotations. Our sales and marketing team would pass the requests to our operation department to check on our existing inventory level and obtain quotations from our suppliers. Our sales and marketing team will then prepare quotation based on our estimated costs plus a mark-up margin and will normally set out detailed product specifications and delivery time. Our Group generally maintains our gross profit margin level by adopting a cost-plus pricing model. We generally take into consideration of various factors including but not limited to (i) prevailing market demand and supply, (ii) market prices for similar products, (iii) the quantity and required time of delivery, (iv) credit terms, (v) the scope of technical supports and after-sales services required by our customers, etc. The cost-plus model involves calculations of our Group’s cost of sales, overall administrative expenses, finance costs, and operating expenses. In any event, our Group shall pass any increases in procurement costs to the end customers by raising selling prices; however, the selling price of our products are eventually determined based on the demand and supply in the market. It is also our strategy to focus on identifying and sourcing products more on the technological advancements of components and sensors.

After negotiation on price and other contractual terms, if the customer places a purchase order based on the agreed quotation, our Group will then proceed to place orders with our suppliers or arrange shipment from our warehouse if we have inventory.

(5)	Delivery to customers

We handle our logistics, delivery and customs requirements both by ourselves and may engage third party logistics companies in Hong Kong and third party customs clearance agents and logistics companies in mainland China. We generally accept delivery from our suppliers in Hong Kong and make logistic arrangements to deliver the products to the customer’s warehouse or designated location per our customers’ request. Our products would be generally ready in accordance with the delivery dates as set out on the purchase orders. Generally, for E I L PRC’s sales to customers that take delivery of goods in the PRC, E I L PRC purchases from E I L HK and engage third party logistics companies in mainland China to handle transportation and customs related matters.

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(6)	Post-Sales Technical Support and Services

Post-sales technical support services include component replacement service, emergency support and Return Material Authorization (“RMA”) services by working together with our suppliers, including the provision of troubleshooting support, replacement of defective products and provision of a failure analysis report. Our project team works closely with our suppliers’ technical teams to resolve issues from our customers, in particular when our Group is assisting our customers during new product or new feature development process. Generally, we do not provide additional warranty to our customers on top of those provided by our suppliers, if any. Our management considers that the availability of RMA services is one of the criteria that our customers will take into account when approving their suppliers.

Our Products

As of June 30, 2023, we provide different categories of sensors and electronic components under 22 brand names to our customers which can be broadly classified into two major segments: (i) electronic components; and (ii) sensors.

Unlike general consumer products in the mass market, our management considers demand for our products to be driven by the demand from our customers’ end-products in the automotive and industrials industries, which typically have a comparatively long product life cycle and are not subject to the fast-paced evolving trends and new technologies, and therefore, our customers tend to make regular purchases of the same products with a usage forecast. Automotive and industrial grade sensors and components are deployed in high reliability products, and can take up to two to three years to approve new products, including time for product field testing. Further, the end product life cycle for automotive and industrial grade sensors and components will be longer and our Group can enjoy a comparatively stable business as compared to electronic products in consumer-grade.

Our products are predominately applied to the production of electronic products used in various aspects, which could be broadly classified into six major types of applications by our Group, namely (i) automotive; (ii) industrial/automation; (iii) computing & communication system; (iv) home appliances; (v) power management; and (vi) healthcare & medical.

A brief description of the scope, product life span, product life cycle and applications of our product categories are as follow:

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(A)	Electronic components

Electronic components are broad categories that can sub-grouped into Passive components, Active components and Electro-mechanical components. A brief description of passive, active, and electro-mechanical electronic components are as follows:

Passive Electronic Components

Passive components do not produce energy but store, dissipate, or transfer energy in electrical circuits. They do not require external power sources to function and cannot amplify signals. Below are illustrations of common passive components including resistors, capacitors, and inductors which we supplied to our customers:

Resistors:	Capacitors:	Inductors:

Active Electronic Components

Active components can produce, control, or amplify electrical signals and require external power sources to function. They play a crucial role in various applications, such as amplification, switching, and voltage regulation. Below are illustrations of common active components including transistors, diodes, ICs, and operational amplifiers:

Transistors:	Diodes:	ICs:

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Electro-mechanical Electronic Components

Electro-mechanical components combine electrical and mechanical properties to perform specific functions in electronic circuits and systems. They often involve the conversion of electrical energy into mechanical motion or vice versa. Below are illustrations of common electro-mechanical components including switches, relays, and connectors:

Switches:	Relays:	Connectors:

In essence, passive components store, dissipate, or transfer energy; active components produce, control, or amplify electrical signals, and electro-mechanical components convert electrical energy into mechanical motion or vice versa. All three types of components are essential for building and operating electronic circuits and systems.

(B)	Sensors

Sensors can be categorized as either passive or active electronic components, depending on their operating principles and the way they interact with their environment. However, since sensors contribute to a significant revenue portion to the Company, and thus, the management believes it is more appropriate to put sensor into a separate category.

The working principle of sensors in electronic product applications can vary depending on the type of sensor and the specific physical quantity being measured. However, most sensors share a common process that involves detecting a change in the environment or a physical property, converting this change into an electrical signal, and processing the signal to obtain useful information. The general steps in the working principle of sensors are as follows:

1.	Sensing: The sensor detects a change in the environment or a specific physical property, such as temperature, light, pressure, or motion. This detection is based on the sensor’s specific sensing mechanism, which can be optical, thermal, piezoelectric, magnetic, or chemical, etc.

2.	Transduction: The sensor converts the detected change into an electrical signal, such as a voltage, current, or change in resistance, capacitance, or inductance. This conversion process is called transduction and is performed by the sensor’s transducer element. The transducer can be a resistor, capacitor, inductor, semiconductor, or any other suitable electrical component.

3.	Signal Conditioning: The raw electrical signal generated by the ransducer is often weak, noisy, or non-linear. Therefore, it needs to be conditioned to make it suitable for further processing. Signal conditioning may involve amplification, filtering, linearization, or any other necessary processing to improve the signal quality and extract the relevant information.

4.	Data Processing: The conditioned electrical signal is then processed by electronic circuits or microcontrollers to extract the desired information, such as the measured value of the physical quantity or the presence of a specific condition. This processing may involve analog-to-digital conversion, data analysis, or decision-making algorithms.

5.	Output: Once the relevant information has been extracted, the sensor provides an output that can be used by the electronic product for various purposes, such as display, control, or communication. The output can be in the form of an analog signal, a digital signal, or a specific action, such as triggering an alarm or activating a relay.

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In essence, the working principle of sensors in electronic product applications involves detecting a change in the environment or a physical property, converting this change into an electrical signal, conditioning and processing the signal, and providing a useful output. The specific sensing mechanisms, transduction methods, and signal processing techniques may vary depending on the type of sensor and the application requirements.

Below are illustrations of sensors which we supplied to our customers:

Sensors are widely used in electronic component applications to detect, measure, and respond to changes in the environment or physical quantities. They play a crucial role in converting real-world information into electrical signals that can be processed, analyzed, and acted upon by electronic systems. The followings are some common applications of sensors in electronic components:

1.	Industrial Automation: Sensors are used in industrial automation systems to monitor and control processes, such as temperature, pressure, flow, and level. Examples include but are not limited to thermocouples for temperature measurement, pressure sensors for monitoring fluid or gas pressure, and ultrasonic sensors for detecting the level of liquid in a tank.

2.	Automotive: Modern vehicles incorporate a variety of sensors to enhance performance, safety, and user experience. These include wheel speed sensors for anti-lock braking systems (“ABS”), accelerometers for electronic stability control (“ESC”), and ultrasonic or LIDAR sensors for parking assistance and collision avoidance systems.

3.	Consumer Electronics: Sensors are used in smartphones, tablets, and wearable devices for various applications, such as measuring motion, orientation, and environmental conditions. Examples include but are not limited to accelerometers for detecting device orientation, gyroscopes for tracking rotational motion, and ambient light sensors for adjusting screen brightness.

4.	Healthcare: Sensors play a critical role in medical devices and healthcare applications, such as monitoring vital signs, diagnosing conditions, and delivering treatment. Examples include but are not limited to pulse oximeters for measuring blood oxygen levels, glucose sensors for monitoring blood sugar levels in diabetic patients, and electrocardiogram sensors for recording heart activity.

5.	Environmental Monitoring: Sensors are used to monitor various environmental parameters, such as air quality, water quality, and soil moisture. Examples include but are not limited to gas sensors for detecting air pollutants, pH sensors for measuring water acidity or alkalinity, and moisture sensors for monitoring soil conditions in agriculture and irrigation systems.

6.	Security and Surveillance: Sensors are employed in security and surveillance systems to detect intrusions, monitor access, and ensure safety. Examples include but are not limited to passive infrared sensors for motion detection, magnetic sensors for detecting door or window opening, and smoke detectors for fire safety.

7.	Home Automation: Sensors are used in home automation systems to control lighting, heating, ventilation, and air conditioning (“HVAC”), and other household appliances. Examples include but are not limited to temperature sensors for thermostat control, humidity sensors for managing indoor air quality, and occupancy sensors for controlling lighting based on room occupancy.

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These are just a few examples of the wide range of applications where sensors play a crucial role in electronic component systems. By detecting, measuring, and responding to changes in the environment or physical quantities, sensors enable electronic systems to interact with the physical world and make informed decisions based on real-world data.

Our electronic components and sensors supplied by our Group are mainly used in the six major type of applications as stated above.

Automotive

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the automotive applications accounted for approximately 52.5% and 49.1% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the automotive applications accounted for approximately 53.5% and 45.9% of our total revenue, respectively. Our products supplied under the automotive applications are applied predominately on the manufacturing of automotive vehicles including but not limited to conventional gasoline vehicles, special purpose vehicles (for example, agriculture vehicle, golf cart, etc.) and new energy vehicles.

Industrial/Automation

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the industrial/automation applications accounted for approximately 28.0% and 31.6% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the industrial/automation applications accounted for approximately 29.1% and 36.6% of our total revenue, respectively. Our products supplied under the industrial/automation applications are applied including but not limited to on the manufacturing of industrial tools, robots, drones and automation equipment.

Computing & Communication System

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the computing & communication system applications accounted for approximately 10.6% and 5.7% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the computing & communication system applications accounted for approximately 5.9% and 5.7% of our total revenue, respectively. Our products supplied under the industrial/automation applications are applied including but not limited to on the manufacturing of general computers and servers.

Home Appliances

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the home appliances applications accounted for approximately 3.9% and 5.8% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the home appliances applications accounted for approximately 5.0% and 4.0% of our total revenue, respectively. Our products supplied under the home appliances applications are applied including but not limited to on the manufacturing of air-conditioners, microwave, hair dryers, etc.

Power Management

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the power management applications accounted for approximately 1.7% and 2.3% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the power management applications accounted for approximately 1.6% and 2.1% of our total revenue, respectively. Our products supplied under the power management applications are applied including but not limited to on the manufacturing of battery management system and new power generating system, in particular, solar panels and EV charging, etc.

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Healthcare & Medical

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the healthcare & medical applications accounted for approximately 0.6% and 2.5% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the healthcare & medical applications accounted for approximately 2.2% and 2.0% of our total revenue, respectively. Our products supplied under the healthcare & medical applications are applied including but not limited to on the manufacturing of vital measurement devices and health care safety alert devices.

Others

For the six months ended June 30, 2023 and 2022, electronic components and sensors supplied by our Group under the other applications accounted for approximately 2.8% and 2.9% of our total revenue, respectively. For the years ended December 31, 2022 and 2021, electronic components and sensors supplied by our Group under the other applications accounted for approximately 2.7% and 3.7% of our total revenue, respectively. Our products supplied under the other applications are applied including but not limited to on the manufacturing of consumer devices and toys.

Based on our management’s experience, in general, the lifespan of electronic components including sensors varies greatly depending on the type of component, its quality, the operating conditions, and the application in which it is used. Some factors that can influence the lifespan including but are not limited to

●	Component type: Different types of components have varying lifespans. For example, mechanical components like switches and relays may have a shorter lifespan due to wear and tear, while solid-state components like resistors and capacitors may have a longer lifespan if they are used within their specified ratings.

●	Quality: High-quality components typically have longer lifespans than their low-quality counterparts. Components manufactured using high-quality materials and processes are more likely to perform reliably and withstand operational stress over time.

●	Operating conditions: Environmental factors, such as temperature, humidity, vibration, and radiation, can significantly impact the lifespan of electronic components. Operating components within their specified limits and providing proper protection against harsh conditions can help extend their lifespan.

●	Stress: The electrical stress experienced by components, such as voltage, current, and power, can affect their lifespan. Components subjected to higher stress levels may experience accelerated aging and reduced lifetimes. Ensuring that components are used within their specified ratings can help prolong their lifespan.

●	Usage pattern: The frequency and duration of usage can impact the lifespan of electronic components. Components used in applications with continuous operation or frequent switching may experience shorter lifespans than those used intermittently or for shorter durations.

●	Maintenance: Regular maintenance, such as cleaning, inspection, and replacement of worn or damaged components, can help extend the overall lifespan of electronic systems.

Given these factors, it is difficult to provide a specific lifespan for electronic components as a whole. However, some general guidelines can be given:

●	Passive electronic components akin to resistors and capacitors can have a lifespan of several years to decades if used within their specified ratings and under suitable operating conditions.

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●	Active electronic components akin to transistors and ICs can have a lifespan of several years to a few decades, depending on their quality, operating conditions, and usage patterns.

●	Electro-mechanical electronic components akin to switches, relays, and motors typically have a shorter lifespan due to their mechanical nature, ranging from a few years to a couple of decades, depending on the quality, operating conditions, and maintenance.

In addition, the general guideline for the lifespan of sensors are as follows:

●	Mechanical sensors with moving parts can have a lifespan ranging from a few years to a couple of decades, depending on the quality, operating conditions, and maintenance.

●	Solid-state sensors like thermocouples, photodiodes, and capacitive sensors typically have a longer lifespan ranging from several years to a few decades, depending on their quality, operating conditions, and usage patterns.

According to Precedence Research, the global market size of sensors market amounted to approximately $204.8 billion in 2022 and is expected to reach approximately $508.6 billion by 2032, representing a CAGR of approximately 8.4%. In 2022, Asia-Pacific accounted for approximately 40% market share in the global sensor market, which is expected to show a fastest growth rate and reach approximately 42% of the global market share by 2032.10 For more details on the global market size of sensors market and with respect to Asia-Pacific, refer to the “Our Industry” paragraph in this section.

Automotive sector

Sensors play a crucial role in the automotive industry, enabling the development of advanced features, improving safety, enhancing performance, and reducing environmental impact. The potential for using sensors in the automotive industry is vast, with applications ranging from engine control and vehicle dynamics to driver assistance and autonomous driving. Below are some of the key areas where sensors are making an impact in the automotive industry:

1.	Engine and powertrain control: Sensors are extensively used to monitor and control various parameters in the engine and powertrain systems. Examples include but are not limited to temperature sensors, pressure sensors, oxygen sensors, and mass airflow sensors. These sensors provide critical data for the engine control unit to optimize fuel injection, ignition timing, and exhaust gas treatment, resulting in improved performance, fuel efficiency, and reduced emissions.

2.	Vehicle dynamics and stability: Sensors akin to accelerometers, gyroscopes, and wheel speed sensors help monitor and control the vehicle’s dynamics, including acceleration, braking, and steering. These sensors enable advanced features like ABS, ESC, and traction control systems that enhance vehicle safety and handling.

3.	Safety systems: Sensors play a significant role in various safety systems in modern vehicles. Examples include but are not limited to seat belt tension sensors, airbag deployment sensors, and tire pressure monitoring sensors. These sensors help ensure the proper functioning of safety features and provide alerts to the driver in case of potential issues.

10See Precedence Research (2023). Sensor Market (By Type: Biosensors, Optical Sensor, RFID Sensors, Image Sensor, Temperature Sensor, Touch Sensor, Flow Sensors, Pressure Sensor, Level Sensor, Others; By Technology: CMOS, MEMS, NEMS, Others; By End User: Healthcare, IT/Telecom, Automotive, Industrial, Aerospace & Defense, Other–) - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2023-2032. Report Code:2558.

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4.	Driver assistance systems: Advanced driver assistance systems (“ADAS”) like adaptive cruise control, lane departure warning, and automatic emergency braking rely on various sensors, including cameras, lidar, radar, and ultrasonic sensors. These sensors help detect obstacles, monitor traffic, and track surrounding vehicles, enabling the ADAS to assist the driver or take corrective actions to prevent accidents.

5.	Infotainment and user experience: Sensors are used to enhance the user experience in infotainment systems and human-machine interfaces. Examples include but are not limited to touch sensors, gesture recognition sensors, and ambient light sensors. These sensors enable intuitive and seamless interaction between the driver, passengers, and in-vehicle systems.

6.	Vehicle diagnostics and prognostics: Sensors are used to monitor the health of various vehicle systems and components, such as the battery, transmission, and exhaust system. By analyzing sensor data, predictive maintenance algorithms can identify potential issues before they become critical, reducing the likelihood of unexpected breakdowns and costly repairs.

7.	Autonomous driving: Autonomous vehicles rely heavily on sensors to perceive their surroundings and make driving decisions. A combination of cameras, lidar, radar, GPS, and other sensors is used to create a detailed map of the environment, enabling the vehicle’s control system to plan routes, avoid obstacles, and navigate complex traffic situations.

8.	Connected vehicles: Vehicle-to-vehicle and vehicle-to-infrastructure communication systems rely on sensors to exchange information between vehicles and infrastructure, such as traffic lights and road signs. This connected ecosystem can enhance traffic management, improve road safety, and enable new traffic services.

In essence, sensors have enormous potential in the automotive industry, enabling advanced features, improving safety and performance, and paving the way for connected and autonomous vehicles. As sensor technology continues to evolve and become more cost-effective, the integration of sensors into automotive systems is expected to increase, leading to more intelligent, efficient, and safer vehicles.

The global automotive sensors industry is segmented into type of pressure sensors, hall sensors, thermal sensors, motion sensors, and micro-electro-mechanical-systems (“MEMS”) sensors. MEMS sensors are expected lead the market due to their growing number of applications. These sensors are primarily used in applications such as headlight levelling, accelerometer, inertial brake lights, automatic door locks, vehicle dynamics control, and active suspension systems.

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The following graph illustrates examples on automotive applications from key sensors:

Sensors Application on Automotive:

●    Body System

●    Chassis System

●    Driver Information Systems

●    Fan/Blower/Pump

●    HVAC

●    In-vehicle Networking

●    Light control

●    Powertrain

●    Safety system

●    Security system

Other Sectors Using Sensors

Sensors play a vital role in industrial automation and other non-automotive applications, enabling the implementation of advanced control systems, improving process efficiency, enhancing safety, and reducing operational costs. They provide the necessary data for monitoring, control, and optimization of industrial processes and machinery. Below are some of the applications sensors contribute to in industrial automation:

1.	Process monitoring and control: Sensors are used to monitor various process parameters, such as temperature, pressure, flow rate, and level, in industries like chemical, pharmaceutical, and food processing. By providing real-time data, sensors enable precise control of process variables, ensuring product quality and consistency while optimizing resource utilization and minimizing waste.

2.	Machine health monitoring: Sensors are used to monitor the health and performance of industrial machinery and equipment, such as motors, pumps, and gearboxes. Vibration, temperature, and acoustic sensors can help detect early signs of mechanical wear or failure, enabling predictive maintenance to be scheduled before a breakdown occurs. This approach reduces unplanned downtime, lowers maintenance costs, and extends the life of the equipment.

3.	Robotics and motion control: Sensors play a critical role in robotics and motion control systems in industrial automation. Position, speed, and force sensors help guide the movement of robotic arms and other motion control devices, ensuring accurate and repeatable positioning of tools and components during assembly, welding, painting, and other tasks.

4.	Safety and security: Sensors are essential for ensuring the safety of workers and equipment in industrial environments. They are used in safety systems like light curtains, safety mats, and emergency stop buttons to detect hazardous situations and initiate appropriate protective measures. Additionally, sensors are used in security systems like access control, intruder detection, and video surveillance to help protect industrial facilities and assets.

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5.	Energy management: Sensors are used to monitor and optimize energy consumption in industrial facilities. By measuring parameters like power, voltage, current, and temperature, sensors provide data for energy management systems to identify inefficiencies, optimize equipment operation, and reduce energy costs.

6.	Quality control and inspection: Sensors are used for quality control and inspection tasks in manufacturing processes. Vision systems, laser scanners, and ultrasonic sensors can be employed to inspect products for defects, dimensional accuracy, and surface finish, ensuring that only high-quality products are shipped to customers.

7.	Material handling and logistics: Sensors are used in material handling and logistics systems, such as conveyors, automated storage and retrieval systems, and automated guided vehicles. They help track and manage the movement of materials, work-in-progress, and finished goods, optimizing inventory management, reducing material handling costs, and increasing overall efficiency.

8.	Environmental monitoring: Sensors are used to monitor environmental conditions, such as air quality, noise, and radiation, in industrial facilities. This information can help ensure compliance with environmental regulations, protect worker health, and minimize the environmental impact of industrial operations.

In essence, sensors are crucial contributors to industrial automation and other electronic applications, providing the data needed to monitor, control, and optimize processes, machinery, and operations. As sensor technology continues to advance, their integration is expected to grow, driving further improvements in range of application, accuracy, efficiency, safety, and productivity.

Our Group supplies sensors in above mentioned six application segments by use of wide range of different sensors from our loyal suppliers, such as pressure sensors, hall sensors, optical sensors, current sensors and pulse sensors, temperature & humidity sensors, fan driver sensors, FIR sensors.

Our Customers

Despite the severe competition in the electronic components industry and sensors industry, our management believes the provision of these value-added services are critical to our success and enable us to sustain our profit margins. Our business model has enabled us to create demand for the products we supply through the provision of value-added services to suit our customers’ requirements. Our customers are predominately manufacturers and traders. Manufacturers refer to customers who use components from different sources in manufacturing and assembling of electronic products for their end customers. Manufacturers are the significant and constant sources of revenue for electronic component distributors in view of the strong demand for their products in their respective electronic products market. Our products are also distributed to (i) specialty traders who may be a remote region channel which further re-sells the products to the end-customers located in a remote area, (ii) regional logistic service providers who are assigned by a particular customer to handle customer’s purchases within a geographic region, or (iii) traders looking for stocks.

For the six months ended June 30, 2023 and 2022, our sales from our five major customers amounted to approximately HK$81.1 million (approximately US$10.3 million) and HK$76.9 million, our Group’s five largest customers accounted for approximately 25.9% and 21.7% of our total revenue, respectively. Sales to our largest customer for the six months ended June 30, 2023 and 2022 amounted to approximately HK$20.4 million (approximately US$2.6 million) and HK$29.5 million, respectively, representing approximately 6.5% and 8.3% of our total revenue, respectively.

For the years ended December 31, 2022 and 2021, our sales from our five major customers amounted to approximately HK$164.2 million (approximately US$20.9 million) and HK$122.8 million, our Group’s five largest customers accounted for approximately 24.8% and 18.6% of our total revenue, respectively. Sales to our largest customer for the years ended December 31, 2022 and 2021 amounted to approximately HK$59.6 million (approximately US$7.6 million) and HK$41.0 million, respectively, representing approximately 9.0% and 6.2% of our total revenue, respectively.

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As is consistent with the industry norm, we generally do not enter into long-term or master purchase agreements for guaranteed amounts of supplies with our customers. Our customers generally provide us with a rolling forecast of around one to six months, depending on the market’s demand and supply situation, and our sales and marketing team liaises and corresponds with our customers on a regular basis to determine terms including the payment terms, any price adjustment mechanism, lead time, and delivery arrangements. In general, our customers place orders with our Group for each single purchase. Depending on the business practice of our customers, we have entered into one-off contracts or framework contracts with them.

Set out below are some standard terms contained in the orders placed by our customers:

Production description:	The order must contain a description of the product.

Quantity:	The order must specify the quantity of the products ordered.

Payment term:

The order must specify the unit price and total amount. We issue invoices directly to our customers and request our customers by wire transfer directly to us. We do not require minimum purchase, whether in terms of quantity or monetary value.

Most of our Group’s sales payments are denominated in USD, EUR, RMB and HK$.

Packaging:	Our Group shall ensure that packaging of the products are in accordance with industry standard and our customers’ specifications.

Quality standard:	National quality standards, industry standards and internal quality standards as specify by our customers, as specified in the sales agreement or to be agreed in the purchase order.

Delivery:	Delivery of products to customers’ local warehouse or designated location.

Termination:

The contract may be terminated by either party (the “non-defaulting party”) if the other party (the “defaulting party”) is in material breach of any of the terms, conditions or provisions of the agreement.

Confidentiality:

The contract stipulates that both parties shall not disclose any confidential information to anyone other than their employees, agents, contractors or subcontractors who need to know such confidential information for the purpose of the contract.

Our Suppliers

Our Group procures products predominately from Europe, the U.S., Japan, South Korea, and Asia. Our Group maintained a list of approved suppliers. To provide flexible and a wide range product portfolio, we sourced from a wide range of quality suppliers. For the six months ended June 30, 2023 and 2022, our top 20 suppliers accounted for approximately 100% and 97.1% of our total purchase, respectively. For the years ended December 31, 2022 and 2021, our top 20 suppliers accounted for approximately 97.4% and 96.9% of our total purchase, respectively. Our Group enjoys relatively long-term and stable relationship with our suppliers, with the longest relationship with a supplier up to 27 years. Some of our suppliers require written agreements with our Group. Our Group also has strict evaluation system in managing our suppliers. In order to maintain our status as an authorized distributor, we must ensure timely payments of our purchases are made to our suppliers. We rely on our suppliers to deliver quality goods to uphold our competitiveness, thus our Group emphasizes on maintaining a long and stable relationship with our suppliers.

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For the six months ended June 30, 2023 and 2022, our purchases from our five largest suppliers amounted to approximately HK$240.9 million (approximately US$30.7 million) and HK$279.4 million, representing approximately 87.3% and 84.0%, respectively. Purchases from the largest supplier for the six months ended June 30, 2023 and 2022 amounted to approximately HK$186.4 million (approximately US$23.8 million) and HK$194.0 million, respectively, representing approximately 67.6% and 58.3%, respectively.

For the years ended December 31, 2022 and 2021, our purchases from our five largest suppliers amounted to approximately HK$504.3 million (approximately US$64.2 million) and HK$426.4 million, representing approximately 83.5% and 70.5%, respectively. Purchases from the largest supplier for the years ended December 31, 2022 and 2021 amounted to approximately HK$363.6 million (approximately US$46.3 million) and HK$322.9 million, respectively, representing approximately 60.2% and 53.4%, respectively.

We generally do not enter into any long-term or master purchase agreements for guaranteed amounts of supplies with our major suppliers and our purchase of electronic components are only made on an individual order basis. We generally maintain approximately two months of inventory level so as to meet our customers’ order in a timely manner.

Some of our suppliers may enter into distribution agreements on a non-exclusive basis with our Group containing general terms such as market promotion, monthly forecast, inventory reporting and confidentiality responsibility. However, these distribution or license agreements do not specify any minimum purchase commitment. We place separate purchase orders to our suppliers for each purchase. Contract prices are determined after arms-length negotiations when an order is placed by us. Similar to purchase orders made by customers to us, we place our purchase orders to our suppliers containing similar terms, for instance, name of products, payment terms, currency, shipping methods, delivery schedule and delivery address. The purchase orders will be binding on the parties once they are signed and/or stamped by the parties.

Generally, we negotiate with our major suppliers and enter into distribution agreements or letter of appointments for the term ranging from one to two years with our major suppliers. The terms and conditions of the distribution agreements or letter of appointments we enter into with our suppliers vary from one another. Set out below is a summary of the general terms of the distribution agreements between our Group and our major suppliers:

Price:	Either pre-agreed and specified in the sales agreements; or to be agreed by the parties in the purchase order.

Minimum purchase amount:	Either pre-agreed and specified in the sales agreements; or to be agreed by the parties in the purchase order.

Delivery:	Delivery shall be made to such destinations and at such dates as indicated in the purchase order.

Payment and credit term:	Payment upon delivery; or sales on credit with payment being settled on a regular basis.

Price adjustment:	Price adjustment may be allowed depending on various factors such as prior written notice, market conditions, project quotation, etc.

Quality standard:	Based on national quality standards, industry standards and internal quality standards adopted by our customers, as specified in the sales agreement or to be agreed in the purchase order.

Acceptance: Stock return/rotation:

Exchange the defective or damaged products; or refund the relevant purchase amount of the defective or damaged products. If the seller does not agree with the inspection result, both parties may jointly appoint an Independent Third Party expert for further inspection. Any failure to notify the seller of shortage of goods within seven days shall be deemed acceptance by the buyer.

To return unsold and slow moving products within a prescribed time

Termination:	If there is material breach, such as failure to comply with the national quality standard; bankruptcy or winding up of either party; or expiration of contract term.

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Set out below is a summary of the principal terms of the letter of appointments between our Group and our suppliers:

Duration:	The length of the appointment shall be set by the supplier.

Prescribed Sales Region/Jurisdiction:	Sales limited to region/jurisdiction prescribed by the supplier.

Delivery:	Delivery shall be made to such destinations and at such dates as indicated in the purchase order.

Termination:	If there is material breach, such as failure to comply with the national quality standard; bankruptcy or winding up of either party; or expiration of contract term.

Subcontracting

Some of our customers prefer to purchase sensors with pre-programmed instead of standalone sensors. In order to maximize our cost efficiency and to focus our resources on our principal products, upon receipt of purchase orders from our customers, our Group would engage a subcontractor, to carry out the processing and programming process of sensors based on the required specifications. Our orders are placed on a case-by-case basis through individual purchase orders.

First, we source sensors from a supplier and deliver them to a subcontractor, utilizing their equipment and human resources to carry out the processing and programming according to the required design and technical specifications. Our engineers are responsible for on-site production management, technical support and quality check. After which, we deliver the finished products to our warehouse, which are then delivered to our customers. As of the date of this prospectus, we do not have any  long-term agreements with subcontractors.

Warranty

Warranty is usually provided by the suppliers, and the terms and conditions of warranty and after sales services are dependent on the suppliers’ policies. Product warranties provided by suppliers depend on the result of the failure analysis report and the arrangement of RMA, depending on the product type and the terms of the suppliers.

In instances where deeper and more strategic relationships are at stake, we provide dedicated account management, both in terms of support and servicing. The RMA services refer to the complimentary assistance provided by our Group to customers in liaising with suppliers, for replacement of defective or damaged components. The terms of RMA policies vary among suppliers. There is no fixed or written time frame for products to be replaced. Free replacement of components is subject to suppliers’ approval on a case-by-case basis. If damage to products is caused by our customers, our suppliers may refuse to replace the products.

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Quality Control

We rely on our suppliers’ quality control and testing standards. Upon the arrival of the products to our Group, we will first ascertain if the items are delivered in accordance with our purchase orders, namely the type, product classification number, packing label, and quantity of the products. Once the delivery is confirmed, we will conduct visual checks against the products to ensure that the quality is up to standard.

Pricing

Our Group generally maintains our gross profit margin level by adopting a cost-plus pricing model. We generally take into consideration of various factors including but not limited to (i) prevailing market demand and supply; (ii) market prices for similar products; (iii) the quantity and required time of delivery; (iv) credit terms; and (v) the scope of technical supports and after-sales services required by our customers. The cost-plus model involves calculations of our Group’s cost of sales, overall administrative expenses, finance costs, and operating expenses. Generally, our suppliers will offer us a price schedule stating different prices at different quantities. When the prices offered to us by our suppliers fluctuate, our prices would be adjusted accordingly and any price increase will be correspondingly absorbed by customers by raising the selling prices of our products. However, the selling price of our products are predominately determined based on the demand and supply in the market. It is also our strategy to focus on identifying and sourcing products more on the technological advancements of components and sensors.

Research and Development

Our participation in the product development stage of our customers is a testament to our research and development capabilities. As of October 31, 2023, we had 18 engineers carrying out our research and development function. We believe that engagement during the products development stage allows our project team to gain insight into our customers’ technology roadmaps and enables us to be the principal supplier of certain products for our customers. We also provide value-added engineering services to enhance our customers’ existing products. We believe that our close collaboration with our customers on new product design and development allows us to provide customized solutions and also provides us with the first mover advantage in building our customers’ next generation products and strengthen our business relationship with customers.

Further, we constantly look out for changes in technology and product specifications. Keeping up with the technology changes of our industries allows us to gain an understanding of our customers’ strategic directions and staying relevant with our customers’ new generation products. In doing this, we believe that the success of the research and development efforts would mean orders from customers. Currently, there is no dedicated department or team to be responsible for the research and development in which the efforts are undertaken collectively by our engineering team and sales and marketing team, as well as senior management, on an informal basis. When we come across any potential new products from trade shows, exhibitions, supplier introductions, or industry news, an informal process of internal analysis will commence. If the potential new products pass the feasibility study, our senior management will negotiate with the relevant supplier for an authorized distributor status.

Sales and Marketing

As of October 31, 2023, our sales and marketing team consists of 42 members. Certain staff on our sales and marketing team are equipped with engineering backgrounds and technical knowledge, and can work closely with our customers to understand their requirements and effectively cater for their specifications according to their production needs. Sales personnel in the sales and marketing department are further divided into two teams, namely the (i) sales and marketing team; and (ii) product marketing team.

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Our sales and marketing team is responsible for the sales and marketing of our products to existing and potential customers. Our sales and marketing team emphasizes developing long-term relationships with our customers, and approaches potential customers regularly so our Group can understand their needs and concerns and build relationships with relevant officers and personnel, to create interest in the products we supply. After, our sales and marketing team will further discuss with our engineers in the project and engineering teams, who would work on the actual research, development and technical aspects in order to realize customers’ technical and functional requirements. Our sales and marketing team pays regular visits to our suppliers and customers to promote our new products and evaluate on our current products. Our representatives follow up with our customers throughout the whole pre-order research and development stage. For the six months ended June 30, 2023 and 2022, revenue attributable to recurring customers accounted for approximately 99% and 98% of the total revenue, respectively. For the years ended December 31, 2022 and 2021, revenue attributable to recurring customers accounted for approximately 97% and 97% of the total revenue, respectively. Our sales and marketing team is divided geographically into the Hong Kong and mainland China. We expanded our sales and marketing team after the commencement of business by our Taiwan subsidiary in June 2023. This structure enables our sales personnel to develop specialized knowledge of the geographical area that they are responsible for.

Conversely, our product marketing team is responsible for providing product information on the sensors and electronic components that we supply and advising our customers on the suitability of the various components for their specific designs. Our product marketing team is organized based on product lines, to focus primarily on our largest suppliers that possess different product portfolios and specialties. This team is made up of personnel who have received training from suppliers in respect of the electronic components and sensors that we supply and will cooperate with the suppliers to carry out certain promotional activities. Our product marketing team is also responsible for evaluating the overall sales performance of the products we supply and monitoring the purchase and inventory level of specific product lines. Another function of our product marketing team is to monitor and provide information and research on the trends of different application segments within the electronic components and sensors industry. With their specialized segment knowledge and research, our staff are able to recognize new market trends and developments and to identify new opportunities that emerge through the development of new products and technologies within a particular application segment. As a result of their extensive market research, the product marketing team also assists our Group to source new potential product lines to add to our product portfolio. The market intelligence collected helps our sales and marketing team keep our products portfolio up-to-date, as well as our project team to develop and introduce new designs and engineering solutions that would help our customers to keep abreast of the latest developments in technology.

Due to the unique functions of our product marketing team and sales and marketing team, the sales and marketing team will liaise with the product marketing team to obtain the most updated market trends and developments on products and technologies and the strength of a new or existing product from our suppliers. As a result, we believe that our sales and marketing team acts as a bridge between our Group, our customers and the production marketing team, while the product market team acts as a bridge between our Group, our suppliers and the sales and marketing team.

Seasonality

Our revenue is subject to seasonal fluctuations during the year. We generally recorded relatively lower revenue in the first and fourth quarters of each year due to stoppage of production of electronic products in some factories during Christmas and Chinese New Year holidays. Conversely, our sales pick up in the third quarter of the year where our customers place purchasing orders with us in anticipation of stronger market demand for their products for Christmas and the Chinese New Year.

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The COVID-19 pandemic materially affected our general seasonality pattern. During the COVID-19 pandemic, there was a worldwide shortage on electronic components in the first half of 2021, which negatively affected our purchase prices of electronic components. As a result of the negative effects of 2021, there was a supply chain shortage in 2022. We, therefore, cannot guarantee that the prices we currently pay for the electronic components and/or supply chain will always remain stable. Any increase in the prices we are required to pay for electronic components or supply chain could result in our offering to the market a less competitive product, and compel us to identify more suitable and cost-competitive alternatives. Further, some of our customers experienced business/operation disruptions impacted by COVID-19, which caused us to experience payment collection issues and hence negatively impacted our account receivable aging. Global logistics and supply chain were also adversely interrupted by COVID-19, which certain orders were postponed and our inventory levels were increased. As such, we, therefore, cannot guarantee that our sales and/or purchase prices is only affected by seasonal fluctuations as stated above if another worldwide shortage on electronic components occurs.

Competition

We have benefited from being an experienced sensor supplier in Hong Kong and mainland China. Sensors had not been widely used when our founder first began to devote our resources into exploring potential applications of sensors back in early 2000. The fast development of emerging technologies such as IoT, new energy, robotic and its new applications in different fields such as industrial and automotive sectors have driven new development opportunities, which creates solid demand for the sensor solution and electronic component solution providers over the past few years. As majority of our customers will only place purchase orders after completing a collaborative study project with us and confirm the use of our products, our ability to offer technical support on deployment of sensors has enabled us to cultivate close relationship with many reputable customers. Our management is of the view that as compared to our Group, international distributors lack the focus on highly engineering supporting products and expecting shorter development and business cycle since most of them are strong on selling standardized part numbers and in high volume, while we are focusing on intensive engineering support to clients, even for long development cycle, in return of enjoying long lasting project life cycle. Our ability to stay abreast of the latest market trend and provide ongoing advice has played a critical part in strengthening our relationship with our customers who have constantly return to us to seek our inputs in the development of their next generation ‘smarter’ products. Intensive and devoted engineering engagement; personalized (close-fitting) supply chain strategy to key customers that required both matured supply chain mindset/systems and engineering experiences in handling sensor application are key barriers to new entry. Based on our management observations on the market trends in the electronic component industry and sensors industry, our management believes that there is ample room for our Group to expand and develop. Most importantly, most of our Group’s suppliers which are suppliers do not normally allocate same products to different distributors that may sell to common end-user customers in order to avoid internal competition among distributors. In effect, these suppliers could better monitor their products within a specific market and/or region. Currently, our Group has been focusing on products in respect of the IoT market. Our management is of the view that, with the IoT and the continuing evolution of the information technology sector, the market for sensors is expected to increase exponentially. The overall market for such products would be positively affected in the foreseeable future, however, it is important for the companies to accurately predict the up-and-coming popular products and applications.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

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As of the date of this prospectus, we have registered:

●	2 patents in Hong Kong; and

●	1 domain name.

We implemented measures to protect our intellectual property in addition to making trademark and patent registration applications. Our employment handbook contains confidentiality provisions to protect our intellectual property rights, confidential information and know-how, pursuant to which our employees agree not to divulge any confidential information obtained during the course of their employment with us. Further, employees are further prohibited from   divulging any trade secret or design to any person by our Group’s policy, other than in the course of properly discharging their duties, both during and after their employment in order to protect our know-how in formulating our products, especially where we believe patent protection may not be appropriate or obtainable.

Employees

We had 110 full-time employees as of October 31, 2023. The following table sets forth the aggregate number of our full-time employees as of October 31, 2023 in Hong Kong, Taiwan and mainland China:

Function	Hong Kong	Mainland China	Taiwan	Total
Operation	28	16	0	44
Sales and Marketing	12	29	1	42
Research and Development	2	16	0	18
Management	6	0	0	6
Total	48	61	1	110

We enter into employment contracts, which contain a confidentiality clause, with our full-time employees. As required by regulations in mainland China, we participate in various government statutory social security plans for our employees that are administered by local governments, including pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees and contract workers is represented by labor unions.

Insurance

We believe that the insurance policies coverage subscribed by us is adequate and is in line with the standard industry practice. Our Group maintains a range of insurance policies that are crucial to our Group’s operations, including office contents, business interruption, money and property insurance policies for our inventories and properties, key man insurance for our Chief Executive Officer, Mr. Kong, employees’ compensation insurance, group medical insurance and staff annual travel insurance for employees which are required to travel to mainland China. Our Group also maintains transport accident insurance policies for our personnel.

Facilities

We do not own any real property. Our headquarters is located in Hong Kong. Our Group operates our businesses through leased properties in Hong Kong and in mainland China.

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Set out below is a summary of our Group’s leased properties in the Hong Kong and mainland China as at June 30, 2023:

Address	Use of property	Approximate area	Rent (monthly)	Rental Term
Unit A, 17/F., Mai Wah Industrial Building, 1-7 Wah Sing Street, Kwai Chung, Hong Kong	Office	469.2 square meter	HK$45,000 (approximately $5,733)	April 1, 2022 to March 31, 2024

10th Floor, Chiap Luen Industrial Building No.30-32 Kung Yip Street, Kwai Chung, N.T.	Warehouse	1,003.4 square meter	HK$92,000 (approximately $11,720)	August 1, 2023 to July 31, 2025

CarPark Lot#2 on 1/F, Mai Wah Industrial Building, 1-7 Wah Sing Street, Kwai Chung, Hong Kong	Car Park	29.7 square meter	HK$4,800 (approximately $611)	January 1, 2022 to December 31, 2023

12D, Unit 4, Block C, Yingdu Building, No. 48 Zhichun Road, Haidian District, Beijing, mainland China	Office	107.42 square meter	RMB17,500 (approximately $2,591)	August 1, 2022 to July 31, 2024

Room 16C, Hua Du Mansion, No. 838 Zhangyang Road, Pudong New Area, Shanghai, mainland China	Office	163.77 square meter	RMB24,907 (approximately $3,688)	February 18, 2022 to February 17, 2024

Room 16D, Hua Du Mansion, No. 838 Zhangyang Road, Pudong New Area, Shanghai, mainland China	Office	163.77 square meter	RMB27,397 (approximately $4,057)	May 1, 2023 to April 30, 2025

Rooms 901 and 902, Building A, World Trade Plaza, Fuhong Road, Futian District, Shenzhen, mainland China	Office	306.76 square meter	RMB38,800 (approximately $5,745)	July 1, 2022 to June 30, 2025

No. 1205, Unit B, No. 162, Xinnan Road, Renhe Street, Yubei District, Chongqing, mainland China	Representative Office	49.02 square meter	RMB1,733 (approximately $257)	January 3, 2023 to January 2, 2025

Floor 12th, Room B, No. 2 Zhonghua 4th Road, Lingya District Kaohsiung City, Taiwan	Office	18.58 square meter	NTD18,000 (approximately $4,562)	May 1, 2023 to April 30, 2024

We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space or a replacement space, we expect to be able to obtain additional or replacement facilities on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

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REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in material jurisdictions.

Regulations Related to our Business Operation in Hong Kong

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment. The Company has complied with the Employment Ordinance as at the date of this prospectus.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. The Company has complied with the ECO and there has not been any employee compensation action against the Company as at the date of this prospectus.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO. The Company has complied with the Mandatory Provident Fund Schemes as of the date of this prospectus.

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Regulations related to Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this prospectus.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

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Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this prospectus.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

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The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has complied the PDPO as at the date of this prospectus.

Regulations Related to our Business Operation in Mainland China

Set out below are summaries of certain aspects of the PRC laws and regulations which are relevant to the operation and business of E I L PRC.

Laws and regulations related to foreign investment in the PRC

Industry Catalogue for Foreign Investment

The Special Administrative Measures for Access of Foreign Investment (2021 Edition), or 2021 Negative List, was jointly promulgated by the NDRC and the MOFCOM on December 27, 2021, and became effective on January 1, 2022. It contains a list of sectors that the entry of foreign investment is prohibited or restricted. Our businesses operated by us in PRC do not engage in any restricted or prohibited industries for foreign investment listed in 2021 Negative List.

Regulations on Foreign-invested Enterprises

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was promulgated by the NPC on March 15, 2019 and came into effect on January 1, 2020. The Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures were repealed and superseded by the Foreign Investment Law simultaneously. According to the Foreign Investment Law, the State implements a system of pre-entry national treatment plus Negative List for administration of foreign investment. The pre-entry national treatment means that the treatment granted to foreign investors and their investments in the stage of investment access is no less favorable than that granted to domestic investors and their investments. The Negative List refers to special administrative measures for access of foreign investment in specific fields imposed by the state. The State shall give national treatment to foreign investment beyond the Negative List. Foreign investors may not invest in any field which is prohibited by Negative List. To invest in any field restricted by the Negative List, foreign investors should meet the investment conditions set out in the Negative List. For fields outside of the Negative List, investment administration shall be conducted in accordance with the principle of equal treatment to domestic investment and foreign investment. The organizational forms, structures, and rules of activities of foreign-invested enterprises shall be governed by the provisions of the Company Law of the PRC (the “Company Law”), the Partnership Enterprise Law of the PRC and other applicable laws.

On December 26, 2019, the State Council promulgated the Regulation on Implementing the Foreign Investment Law of the PRC (the “Implementation Regulations”), which came into effect on January 1, 2020. As stipulated by the Implementation Regulations, the registration of foreign-invested enterprises shall be conducted in accordance with the law by the market regulatory department of the State Council or its authorized local counterparts. Foreign investors or foreign-invested enterprises shall report investment information to the competent commerce departments through the enterprise registration system and the enterprise credit information publicity system. The Foreign Investment Law and Implementation Regulations also apply to the investment made within the PRC by foreign-invested enterprises.

On December 30, 2019, Measures for the Reporting of Foreign Investment Information (the “Reporting Measures”) was jointly promulgated by the MOFCOM and the SAMR, effective from January 1, 2020. Pursuant to the Reporting Measures, where foreign investors carry out investment activities in the PRC directly or indirectly, the foreign investors or the foreign-invested enterprise shall report investment information by submitting initial reports, changing reports, deregistration reports, annual reports etc.

Regulations related to product quality

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the NPCSC in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, the quality of a product shall be inspected and proved to be conformed to the standards. Industrial products which may be hazardous to health or safety of human life and property shall be in compliance with national and industrial standards safeguarding the health and safety of human life and property; in the absence of such national or industrial standards, such products shall meet the requirements for procuring the protection of health and safety of human life and property. Besides, consumers or other victims who suffer personal injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. Where the responsibility for product defects lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.

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Regulations related to leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the NPCSC on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the leasing term, use of the premises, rental and repair liabilities, etc., as well as other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure; (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance by entities with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits.

Laws and regulations related to cyber security and data protection

Data Security Law of the PRC

The Data Security Law of the PRC (the “Data Security Law”) was promulgated by the NPCSC on June 10, 2021 and took effect on September 1, 2021. Pursuant to the PRC Data Security Law, data refers to any record of information in electronic or any other form and data processing including the collection, storage, use, processing, transmission, provision, and public disclosure of data. The Date Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. The data processors shall accord with the provisions of laws and regulations when conducting data processing activities, establish and improve a whole-process data security management system, organize data security educational trainings, and take corresponding technical measures and other necessary measures to safeguard data security.

Regulations on the Administration of Cyber Data Security (Draft for Comments)

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle personal data of more than one million people intend to list in a foreign country; (iii) data processors intend to list in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. As at the date of this prospectus, the Draft Data Security Regulations has not come into effect.

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Cybersecurity Review Measures

On December 28, 2021, thirteen government departments including the CAC jointly promulgated the Cybersecurity Review Measures (the “2022 Review Measures”, and collectively with the Draft Data Security Regulations, the “Cybersecurity Regulations”). The 2022 Review Measures became effective on February 15, 2022, and the Cybersecurity Review Measures promulgated on April 13, 2020 was repealed simultaneously. Under the 2022 Review Measures, (i) where a critical information infrastructure operator procures network products and services, it shall anticipate the national security risks that may be posed by the products and services once they are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office for cybersecurity review; (ii) online platform operators controlling personal information of more than one million users, which are listing in a foreign country, must apply for cybersecurity review with the Cybersecurity Review Office; and (iii) the Cybersecurity Review Office will conduct cybersecurity review on critical information infrastructure operators and network platform operators in accordance with the laws if it considers necessary.

Regulations on Protecting the Security of Critical Information Infrastructure

On July 30, 2021, the State Council promulgated the Regulations on Protecting the Security of Critical Information Infrastructure (the “CII Regulation”), which became effective on September 1, 2021. Pursuant to the CII Regulation, “critical information infrastructures” refers to important network facilities and information systems of key industries such as, among others, public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science, technology and industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. The competent governmental authorities as well as the supervision and administrative authorities of the aforementioned important industries (the “Protection Departments”) shall promulgate detailed rules in designating critical information infrastructure, identify critical information infrastructure in the relevant industries, and notify operators of such critical information infrastructure in a timely manner.

Laws and regulations related to Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”) which was promulgated by the NPCSC on March 16, 2007 and last amended and effective on December 29, 2018, and the Implementation Rules to the EIT Law which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. A resident enterprise shall pay enterprise income tax on its income deriving from both inside and outside China at the rate of enterprise income tax of 25%. A non-resident enterprise that has an establishment or place of business in the PRC shall pay enterprise income tax on its income deriving from inside China and obtained by such establishment or place of business, and on its income which derives from outside China but has actual relationship with such establishment or place of business, at the rate of enterprise income tax of 25%. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%. According to the EIT Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Regulations”), which was promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and its implementation rules, which were amended by the MOF on October 28, 2011 and became effective on November 1, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services, sale of services, intangible assets, real property or importation of goods within the territory of the PRC shall pay value-added tax. Unless stipulated otherwise, the tax rate for sale of services shall be 6%.

Laws and regulations related to dividend distribution

In accordance with the Company Law and the Foreign Investment Law, foreign-invested enterprises may not distribute after-tax profits unless they have contributed to the funds as required by PRC laws and regulations and have set off financial losses of previous accounting years.

According to the EIT Law and its implementation rules, dividends paid to its foreign investors that are non-resident enterprises as defined under the law are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

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The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) on August 21, 2006. According to the Arrangement, the withholding tax rate on dividends paid by a PRC company to a Hong Kong resident is 5%, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% if the Hong Kong resident holds less than 25% of the equity interests in the PRC company, respectively.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which was promulgated by SAT on February 20, 2009 and became effective on the same day, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a Chinese resident company: (i) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the Chinese resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the Chinese resident company directly owned by such a fiscal resident, at any time during the twelve months prior to the obtainment of the dividends, reach a percentage specified in the tax agreement.

According to the Administrative Measures for Non-resident Taxpayers’ Enjoyment of the Treatment under Treaties, which was promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities

Laws and regulations related to labor

Labor Law

The Labor Law of the PRC (the “Labor Law”) was promulgated by the NPCSC on July 5, 1994 and was last amended and became effective on December 29, 2018. The Labor Law regulates the issues relating to employment promotion, labor contracts, working hours, rest and vacations, wages, labor safety and health, special protection of female and underage workers, vocational training, social insurance and welfare, labor disputes, supervision and inspection, legal liabilities.

Labor Contract Law

The Labor Contract Law was promulgated by NPCSC on June 29, 2007 and was last amended on December 28, 2012, and became effective on July 1, 2013, together with the Regulations on the Implementation of the Labor Contract Law which were promulgated by the State Council on September 18, 2008 and came into effect on the same day, governs the relationship between employers and employees and provides for specific provisions in relation to the terms and conditions of an employment contract. The Labor Contract Law stipulates that employment contracts must be in writing and signed. It imposes more stringent requirements on employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees.

Employee Social Insurance and Housing Provident Funds

Under applicable PRC laws and regulations, including the Social Insurance Law of The PRC, which was promulgated by NPCSC on October 28, 2010 and was last amended and became effective on December 29, 2018, and the Regulations on the Administration of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, employers and/or employees (as the case may be) are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing provident funds. These payments are made to local administrative authorities and employers who fail to contribute may be fined and ordered to rectify within a stipulated time limit.

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Laws and regulations related to foreign exchange

In accordance with the Foreign Exchange Administrative Regulations of the PRC, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by the competent authorities for the administration of foreign exchange is obtained.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on offshore parent holding companies’ direct investment in and loans to their PRC subsidiaries

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in January 2003 and became effective on March 1, 2003, as amended on July 26, 2022 and became effective on September 1, 2022, any loans provided by us to the subsidiary in mainland China in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 13, 2017, the People’s Bank of China (the “PBOC”) promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-Prudential Management of Full-Covered Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The PBOC Circular 9 clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of the subsidiary in mainland China, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1. On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-Prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the PBOC Circular 9 is updated from 1 to 1.25. On January 7, 2021, the PBOC and SAFE promulgated the Notice of PBC and SAFE on Adjusting the Macro-Prudential Adjustment Parameter for Cross-border Financing of Companies, which provides that the macro-prudential regulation parameter of companies is updated from 1.25 to 1.

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Regulations related to mergers and acquisitions by foreign investors

The M&A Rules were promulgated by MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce of the PRC (the “SAIC”), the CSRC and the SAFE on 8 August 2006, became effective on 8 September 2006 and amended on 22 June 2009 by MOFCOM. Under the M&A Rules, the following scenarios qualify as an acquisition of a domestic enterprise by a foreign investor: (i) a foreign investor purchases the equity interests of a domestic enterprise without foreign investment or subscribes for the increased capital of a domestic enterprise without foreign investment, and thus converts the domestic enterprise without foreign investment into a foreign-invested enterprise; (ii) a foreign investor establishes a foreign-invested enterprise and use such foreign-invested enterprise to purchase by agreement the assets of a domestic enterprise and operates such assets; or (iii) a foreign investor purchases by agreement the assets of a domestic enterprise and then contributes such assets as capital to the establishment of a foreign-invested enterprise and operates such assets. Besides, the M&A Rules purport, among other things, to require that offshore special purpose vehicles that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulations on overseas listing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Listing Trial Measures, and relevant five guidelines, which became effective on March 31, 2023.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Regulations related to intellectual property

Patent Law of the PRC

According to the Patent Law of the PRC which was promulgated by the NPCSC on March 12, 1984 and last amended on October 17, 2020 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder. In addition, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Regulations on Computer Software Copyrights

The Regulations on Computer Software Protection was promulgated by the State Council on 20 December 2001 and last amended on 30 January 2013 with effect from 1 March 2013. It stipulates that Chinese citizens, legal persons, or other organizations are entitled to the copyright in software developed thereby, under these regulations, whether published or not. The corporate computer software copyright is valid for a term of 50 years, i.e., until December 31st of the 50th year, starting from the date as of first publication. Software copyright owners may register with software registration organizations recognized by the copyright administration department under the State Council. The registration certificate issued by the designated organization is the preliminary proof of the registered items.

The Measures for the Registration of Computer Software Copyright which was issued by the National Copyright Administration on February 20, 2002, came into effect on the same day and was last amended on May 19, 2004, regulates the registration of software copyright, exclusive licensing contracts and transfer contracts of software copyright. The National Copyright Administration shall be the competent authority of the nationwide administration of software copyright registration and the Copyright Protection Centre of China is designated as the software registration authority.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Ronnie Kong Wai On	61	Director, Chief Executive Officer, and Chairman of the Board of Directors
Lam Ying	50	Director and Chief Operating Officer
Li Tsz Ying	39	Chief Financial Officer
Chan Man Wa	49	Chief Business Officer
Anthony Law Ka Fai	58	Chief Technology Officer
Chow Ting Fai	55	Chief Development Officer
Li Siu Bun*	38	Independent Director Nominee
Humphrey Cheung Wai Chung*	49	Independent Director Nominee
Ip Wai Hung*	66	Independent Director Nominee

Mr. Ronnie Kong Wai On is our Chairman of the Board of Directors, Director and Chief Executive Officer, and he is responsible for the overall strategic direction and development of our Group. Mr. Kong is the spouse of our Director and Chief Operating Officer, Ms. Lam Ying. Mr. Kong founded our Group and since 1992 has been acting as our chief executive officer and director. Mr. Kong obtained a Master of Business Administration degree from East Asia Open Institute, University of East Asia Macau and a higher diploma in production and industrial engineering from The Hong Kong Polytechnic University in 1992 and 1985, respectively. We believe Mr. Kong is well qualified to serve on our board of directors based on his extensive operating and management experience and knowledge within our industry.

Ms. Lam Ying is our Director and Chief Operating Officer, and she is responsible for the overall daily operations of our Group. Ms. Lam is the spouse of our Chairman of the Board of Directors, Director and Chief Executive Officer, Mr. Ronnie Kong Wai On. Since 1997, Ms. Lam has served various roles within our Group. Ms. Lam obtained a Bachelor of Business in business administration degree from Monash University in 1997. We believe Ms. Lam is well qualified to serve on our board of directors based on her extensive operating and management experience and knowledge within our industry.

Ms. Li Tsz Ying is our Chief Financial Officer, and she is responsible for the financial reporting, corporate services and compliance of our Group. From September 2006 to January 2019, Ms. Li served various roles at PricewaterhouseCoopers, a company which provides professional business advisory services, and was a senior manager when she left the firm. Ms. Li has obtained a Bachelor of Accounting from the Hong Kong Polytechnic University in 2006. Ms. Li is a certified public accountant under The Hong Kong Institute of Certified Public Accountants since 2009.

Mr. Chan Man Wa is our Chief Business Officer, and he is responsible for the overall supervision, management, and effective performance of the business operations of our Group. Since July 2016, Mr. Chan has been serving as the regional sales and marketing director of our Company, and subsequently as the Chief Business Officer of our Group. Mr. Chan obtained a Master of Science degree in computing from City University of Hong Kong and a Bachelor’s degree in mechatronic (electronic and manufacturing) from City University of Hong Kong, each of which was attained in 2005 and 1996, respectively.

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Mr. Anthony Law Ka Fai is our Chief Technology Officer, and he is responsible for the senor products business development and FAE management of our Group. Since November 2017, Mr. Law has been serving as the business development director of our Company, and subsequently, as the Chief Technology Officer of our Group. From May 2009 to January 2017, Mr. Law served as a design service director of Hong Kong and mainland China, and subsequently a business development director of Arrow Component Agent Ltd, a global electronics component distributor. Mr. Law obtained a Bachelor’s degree in computer science from Victoria University of Technology and a higher diploma in electronic engineering and from Hong Kong Polytechnic University, each of which was attained in 1996 and 1991, respectively.

Mr. Chow Ting Fai is our Chief Development Officer, and he is responsible for the project and research and development management of our Group. Since January 2016, Mr. Chow has been serving as the project research and development director of our Company, and subsequently as the chief development officer of our Group. Mr. Chow obtained a higher certificate in electronic engineering from Hong Kong Institute of Vocational Education in 2001.

Mr. Li Siu Bun is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since November 2022, Mr. Li has been serving as the chief financial officer of CHK Oil Limited (HKEx: 00632), a group which engages in oil and gas exploration and production. Since July 2021, Mr. Li has been serving as an independent non-executive director of Fullwealth International Group Holdings Limited (HKEx: 01034), a group which principally engages in engineering contractor. From November 2019 to November 2021, Mr. Li served as the chief financial officer and the company secretary of Hope Life International Holdings Limited (HKEx: 01683), a group which engages in the provision of interior design solutions, including design, fit out, and decoration. From March 2015 to January 2019, Mr. Li served as the chief financial officer and the and joint company secretary of Lanzhou Zhuangyuan Pasture Co., Ltd (SHE: 002910), a group which principally engages in research, production, and sales of a variety of dairy products and farming products. Mr. Li obtained a Master of Business Administration degree from the University of Hong Kong and a Bachelor of Business Administration degree from Lingnan University, each of which was attained in 2013 and 2006, respectively. We believe Mr. Li is well qualified to serve on board of directors as an independent director based on his extensive work experience in finance.

Mr. Humphrey Cheung Wai Chung is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since June 2015, Mr. Cheung has been the founder of Humphrey & Associates (in associate with YC Solicitors and Willa Legal) in Hong Kong, a law firm. Mr. Cheung is admitted as a Solicitor to the Supreme Court of British Virgin Islands in 2014, a Solicitor to the Supreme Court of England and Wales in 2009 and a Solicitor to the High Court of HKSAR in 2004. Mr. Cheung obtained a Master’s degree in Laws in the University of London in 2003, a Postgraduate Certificate in Laws from the University of Hong Kong in 2002, a Bachelor (Hons) of Laws from the University of London in 2001, and a Bachelor’s degree in Construction Economics and Management in the Hong Kong Polytechnic University in 1997. Mr. Cheung is also a Chartered Surveyor and a Chartered Builder, being the fellow member of the Royal Institution of Chartered Surveyors in 2014, the professional member of the Chartered Institute of Building in 2003 and the professional member of the Hong Kong Institute of Surveyors in 2005. We believe Mr. Cheung is well qualified to serve on board of directors as an independent director based on his extensive work experience in the legal industry.

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Professor Ip Wai Hung is a director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since September 2021 and June 2018, Professor Ip has been the independent non-executive director of Yeah Group Holdings Limited (HKEx: 08082) and Tong Kee (Holding) Limited (HKEx: 08305), respectively. Since 2018, Professor Ip has been a Professor Emeritus and Adjunct Professor of Mechanical Engineering at the University of Saskatchewan in Canada. Since September 2017, Professor Ip has been a senior research fellow at the Hong Kong Polytechnic University’s department of Industrial and Systems Engineering. From April 1986 to August 2017, Professor Ip served as an associate professor of the Hong Kong Polytechnic University’s department of the Industrial and Systems Engineering. Professor Ip obtained a Bachelor of Laws degree from the University of Wolverhampton, a doctorate degree from Loughborough University, a Master of Business Administration from Brunel University and a Master of Science in Industrial Engineering from Cranfield University each of which was attained in 1999, 1994, 1990, and 1983, respectively. We believe Professor Ip is well qualified to serve on board of directors as an independent director based on his extensive work experience in various fields.

Family Relationships

Save for our Chairman of the Board of Directors, Director and Chief Executive Officer, Mr. Ronnie Kong Wai On, and our Director and Chief Operating Officer, Ms. Lam Ying, being spouses, there are no family relationships among our directors and executive officers.

Chinese Communist Party Affiliations

None of the members of our board or the boards of our consolidated foreign operating entities are officials of the Chinese Communist Party (“CCP”). None of the members of our board or the boards of our consolidated foreign operating entities are or were members of, or affiliated with the CCP.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

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We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Humphrey Cheung Wai Chung, Professor Ip Wai Hung, and Mr. Li Siu Bun. Mr. Li Siu Bun will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Li Siu Bun qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Humphrey Cheung Wai Chung, Professor Ip Wai Hung, and Mr. Li Siu Bun. Professor Ip Wai Hung will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Humphrey Cheung Wai Chung, Professor Ip Wai Hung, and Mr. Li Siu Bun. Mr. Humphrey Cheung Wai Chung will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended December 31, 2022 and 2021, we paid an aggregate compensation of US$976,760 and US$989,660, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our mainland China subsidiary, E I L PRC, is required by law to make contributions equal to certain percentage of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Equity Incentive Plans

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2022 and 2021, we had no outstanding equity awards.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of June 30, 2023, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors, executive officers, and director nominees; and

●	all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on [     ] Shares outstanding as of the date of this prospectus as described in “Business — Corporate History and Structure” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Shares that we are selling in this offering.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Shares Beneficially Owned Prior to the Offering**		Shares Beneficially Owned After the Offering***
Name of Beneficial Owner*	Number	Percentage	Number	Percentage
Directors and executive officers
Ronnie Kong Wai On(1)	7,000,000	70%			%
Lam Ying(1)	—	—%			%
Li Tsz Ying	—	—	—	—
Chan Man Wa	—	—	—	—
Anthony Law Ka Fai	—	—	—	—
Chow Ting Fai	—	—	—	—
Li Siu Bun	—	—	—	—
Humphrey Cheung Wai Chung	—	—	—	—
Ip Wai Hung	—	—	—	—

5% or greater shareholders
E-Space Holdings Limited(2)	7,000,000	70%			%
Corporate Channel International Limited(3)	3,000,000	30%			%
Teng Bee Eng(3)	3,000,000	30%			%
Low Ee Heng(3)	3,000,000	30%			%

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

*	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit A, 17/F., Mai Wah Industrial Building, 1-7 Wah Sing Street, Kwai Chung, Hong Kong.
**	Applicable percentage of ownership is based on 10,000,00 Ordinary Shares outstanding as of the date of this prospectus.
***	Applicable percentage of ownership is based on [ ] Ordinary Shares outstanding immediately after the offering.
(1)	Lam Ying is the spouse of Ronnie Kong Wai On.
(2)	Represents 7,000,000 Ordinary Shares held by E-Space Holdings Limited, a British Virgin Islands company, which is 100% owned by Ronnie Kong Wai On.
(3)	Represents 3,000,000 Ordinary Shares held by Corporate Channel International Limited, a British Virgin Islands company, which is 50% owned by Teng Bee Eng and 50% owned by Low Ee Heng.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of the six months ended June 30, 2023 and 2022 and during the years ended December 31, 2022 and 2021. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

As of June 30, 2023, December 31, 2022 and 2021, the related party balances consisted of the following:

		As of December 31,			As of June 30,
		2021	2022	2022	2023	2023
Name	Nature	HK$	HK$	US$	HK$	US$

Mr. Kong	Amount due from a director	17,575,442	36,988,670	4,711,932	21,545,834	2,744,692

Vital Base International Limited	Amount due to a related company	2,740,636	1,460,328	186,029	445,648	56,770

The amount due from a director represented the temporary advances by us. The amount is unsecured, interest-free and due on demand. The amount was partially settled by offsetting against the dividend payments made on May 31, 2023. The remaining balance is expected to be repaid in full to us no later than December 31, 2023.

In the ordinary course of business, during the six months ended June 30, 2023 and 2022 and years ended December 31, 2022 and 2021, we have involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties.

The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

		Six months ended June 30,
		2022	2023	2023
Name	Nature	HKD	HKD	USD

Vital Home Solution Limited	Sales of goods	$460,780	$273,212	$34,804

Mr. Kong	Rental expense of office premises	$289,800	$298,800	$38,064

The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended December 31,
		2021	2022	2022
Name	Nature	HK$	HK$	US$

Kontoz Limited	Sales of goods	1,293	-	-
	Purchase of goods	265,485	-	-
	Management service and rental income	25,813	-	-

Vital Base International Limited	Management service and rental income	90,260	-	-

VB Communion Limited	Management service and rental income	12,035	-	-

Vital Home Solution Limited	Sales of goods	891,550	774,500	98,662
	Management service and rental income	18,052	-	-

Mr. Kong	Rental expense of office premises	504,000	531,000	67,643

The related companies mentioned above are under common control by our shareholder and director, Mr. Kong Wai On, Ronnie. Apart from the transactions and balances detailed above and elsewhere in this prospectus, we have no other significant or material related party transactions during the years presented.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each. As of the date of this prospectus, 10,000,000 Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [     ] Ordinary Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;
●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;
●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Cayman Islands Data Protection

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

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Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

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We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments. Accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

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●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Our post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. No such rights are provided in our post offering amended and restated articles of association. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Memorandum and Articles of Association – CCP

As of the date of this prospectus, the Group’s and its consolidated foreign operating entities’ respective memorandum and articles of association do not contain any wording from any charter of the CCP.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Shares. Sales of substantial amounts of our Shares following this offering, including Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Shares in this offering, we will have an aggregate of [     ] Shares outstanding upon the closing of this offering. Of these shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 under the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Shares will be held by our Controlling Shareholders and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below under “Rule 144”.

Lock-up Agreements

We, our directors and executive officers, and shareholders beneficially owning 5% or more of our Ordinary Shares have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Ordinary Shares, for a period of 180 days from the closing of this offering. After the expiration of the 180 days period, the Ordinary Shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

●	1% of the number of Shares then outstanding; or

●	the greater of 1% or the average weekly trading volume of our Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

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MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except those who hold interests in land in the Cayman Islands .

Hong Kong Enterprise Taxation

E I L HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2021/2022 and 2020/2021. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, E I L HK is not taxed on their foreign-sourced income. In addition, payments of dividends from E I L HK to us are not subject to any withholding tax in Hong Kong.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. According to the Enterprise Income Tax Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC ; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

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●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

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Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Conyers Dill & Pearman (“Conyers”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Name	Position	Nationality	Residence
Ronnie Kong Wai On	Chairperson of the Board of Directors, Director and Chief Executive Officer	British	Hong Kong
Lam Ying	Director and Chief Operating Officer	Hong Kong	Hong Kong
Li Tsz Ying	Chief Financial Officer	Hong Kong	Hong Kong
Chan Man Wa	Chief Business Officer	Hong Kong	Hong Kong
Anthony Law Ka Fai	Chief Technology Officer	Hong Kong	Hong Kong
Chow Ting Fai	Chief Development Officer	Hong Kong	Hong Kong
Li Siu Bun	Independent Director	Hong Kong	Hong Kong
Humphrey Cheung Wai Chung	Independent Director
Ip Wai Hung	Independent Director	British	Hong Kong

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Hong Kong

Our directors and officers reside outside the United States in Hong Kong. We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

It is also uncertain whether, in the future, the Hong Kong government will implement regulations and policies of the Mainland Chinese government.

Mainland China

Jingtian & Gongcheng Law Firm, our mainland China counsel, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Jingtian & Gongcheng Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between the PRC and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Shares, to establish a connection to the mainland China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law.

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UNDERWRITING

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton” or the “Representative”), is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement with the Representative (the “underwriting agreement”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering prices per Ordinary Share, less the underwriting discounts set forth on the cover page of this prospectus, the number of Ordinary Shares listed next to its name in the following table:

Name	Number of Ordinary Shares

EF Hutton, division of Benchmark Investments, LLC

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[   ] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[   ] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of [    ] additional Ordinary Shares (equal to 15% of the Ordinary Shares sold in the offering) at the public offering price per Ordinary Share, less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share shall be equal to the public offering price of the Ordinary Shares, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[    ], and the total net proceeds, before expenses, to us will be $[    ].

Discounts, Commission and Expenses

The underwriting discounts and commissions are 7.5% of the initial public offering price, provided that the underwriters shall be entitled to 3.5% of the initial offering price for any offering proceeds raised from purchasers referred by the Company.

136

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Ordinary Share	Total Without Exercise of Over- Allotment Option	Total With Exercise of Over- Allotment Option

Public offering price	$	$	$
Underwriting discounts and commissions (1)(2)(3)	$	$	$
Proceeds, before expenses to us	$	$	$

(1)	Assumes an underwriting discount of 7.5%, provided that the underwriters shall be entitled to 3.5% of the initial offering price for any offering proceeds raised from purchasers referred by the Company.

(2)	Does not include the over-allotment option, which are deemed to be underwriting compensation pursuant to FINRA Rule 5110.

(3)	Does not include the Representative’s Warrants (as defined below), which are deemed to be underwriting compensation pursuant to FINRA Rule 5110.

The underwriters propose to offer the Ordinary Shares to the public at the public offering prices set forth on the cover of this prospectus. If all of the Ordinary Shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay to the underwriters, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in this offering.

We have also paid EF Hutton $100,000 as an advance against out-of-pocket accountable expenses actually anticipated to be incurred by the underwriters. We have agreed to pay or reimburse the underwriters certain of its out-of-pocket expenses related to the offering up to an aggregate of $175,000 (less amounts previously paid which will be returned to us to the extent the underwriters’ out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A)), including, but not limited to “road show” expenses, expenses of the underwriters’ legal counsel and diligence and background checks on our directors, director nominees and executive officers.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $[    ].

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Representative’s Warrants

We have agreed to issue warrants to EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, upon the closing of this offering, which entitle it to purchase up to 5% of the total number of Ordinary Shares being sold in this offering (the “Representative’s Warrants”). The exercise price of the Representative’s Warrants is equal to 120% of the offering price of the Ordinary Shares offered hereby. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months from the effective date of the registration statement for this offering. The Ordinary Shares underlying the Representative’s Warrants have resale registration rights including one demand and unlimited “piggy-back” rights for periods of five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy-back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

The Representative’s Warrants and the underlying Ordinary Shares are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA Rule 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their officers or partners, registered persons or affiliates or as otherwise permitted under FINRA Rule 5110(e)(2).

Right of First Refusal

We have granted EF Hutton a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as sole investment banker, sole book-runner and/or sole placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked financings (each being referred to as a subject transaction), during such twelve (12) month period, on terms and conditions as mutually agreed by the Company and EF Hutton. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and principal shareholders (5% or more shareholders) have agreed, subject to certain exceptions, to a 180- day “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for 180 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general and the trading pattern of, and demand for, our securities in general.

Nasdaq Capital Market Listing

We intend to apply to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “EIL.” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. Notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed prior to completion of this offering.

138

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market-making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price, not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities, and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

139

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq Capital Market or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities or have in its possession, distribute, or publish any prospectus, form of application, advertisement, or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by it will be made on the same terms.

Selling Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation, or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

140

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	●
FINRA filing fee		●
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

* To be filed by amendment.

141

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and Hong Kong laws. The representatives of the underwriters, EF Hutton, division of Benchmark Investments, LLC, is being represented by Sheppard Mullin Richter & Hampton LLP in connection with this offering. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng Law Firm. Loeb & Loeb LLP and Conyers Dill & Pearman may rely upon Jingtian & Gongcheng Law Firm with respect to matters governed by PRC law.

142

EXPERTS

The consolidated financial statements for the years ended December 31, 2022 and 2021, included in this prospectus have been so included in reliance on the report of ARK Pro CPA & Co. (formerly HKCM CPA & Co.), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of ARK Pro CPA & Co. is located at Unit 16-02-03, 16/F, Stelux House, 698 Prince Edward East, San Po Kong, Kowloon, Hong Kong.

143

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

144

E I L HOLDINGS LIMITED

F-1

E I L HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$13,579,920	$7,883,657	$1,004,288
Restricted cash	40,500,668	36,676,462	4,672,161
Accounts receivable	148,259,569	158,676,605	20,213,580
Inventories, net	127,779,439	129,895,126	16,547,150
Amount due from related party	36,988,670	21,545,834	2,744,692
Deferred tax assets	3,104,244	2,968,515	378,155
Deferred offering costs	—	2,712,717	345,569
Deposit, prepayments, and other receivables	1,765,816	1,002,263	127,677
Total current assets	371,978,326	361,361,179	46,033,272

Non-current assets:
Plant and equipment, net	620,344	535,329	68,195
Right-of-use assets, net	3,423,736	2,529,071	322,175
Long-term other assets	3,072,402	13,626,196	1,735,821
Total non-current assets	7,116,482	16,690,596	2,126,191

TOTAL ASSETS	$379,094,808	$378,051,775	$48,159,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$53,907,415	$68,906,928	$8,777,953
Accrued liabilities and other payables	7,274,497	6,435,603	819,823
Dividend payable	1,120,000	5,395,960	687,383
Amount due to related company	1,460,328	445,648	56,770
Lease liabilities	2,397,034	1,767,882	225,208
Bank borrowings	188,259,622	194,457,631	24,771,673
Income tax payable	5,137,286	1,956,880	249,284
Total current liabilities	259,556,182	279,366,532	35,588,094

Long-term liabilities:
Provisions for long-term services	364,917	364,917	46,486
Lease liabilities	1,086,599	807,253	102,835
Bank borrowings, non-current portion	26,863,023	31,025,633	3,952,310
Total long-term liabilities	28,314,539	32,197,803	4,101,631

TOTAL LIABILITIES	287,870,721	311,564,335	39,689,725

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized, 10,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022*	7,850	7,850	1,000
Additional paid-in capital	1,272,150	1,272,150	162,057
Statutory reserves	1,735,020	1,735,020	221,022
Accumulated other comprehensive income (loss)	322,834	(3,465,207)	(441,427)
Retained earnings	87,886,233	66,937,627	8,527,086
Total shareholders’ equity	91,224,087	66,487,440	8,469,738

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$379,094,808	$378,051,775	$48,159,463

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-2

E I L HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2022	2023	2023
	HKD	HKD	USD

Revenues, net	$354,435,742	$313,489,882	$39,935,017

Cost of revenue	(301,138,041)	(276,664,099)	(35,243,834)

Gross profit	53,297,701	36,825,783	4,691,183

Operating expenses:
Sales and distribution expenses	(1,394,246)	(2,026,776)	(258,188)
Research and development costs	(7,214,297)	(6,289,619)	(801,225)
Personnel and benefit costs	(14,786,314)	(13,780,337)	(1,755,457)
General and administrative expenses	(3,698,878)	(4,813,962)	(613,244)
Total operating expenses	(27,093,735)	(26,910,694)	(3,428,114)

Income from operations	26,203,966	9,915,089	1,263,069

Other income (expense):
Interest income	8,060	198,651	25,306
Interest expense	(2,314,259)	(6,642,208)	(846,141)
Change in fair value on long-term other assets	40,091	(2,541,780)	(323,794)
Foreign exchange loss	(1,225,498)	(2,946,805)	(375,389)
Government subsidies	384,000	—	—
Sundry income	508,937	268,447	34,197
Total other expense, net	(2,598,669)	(11,663,695)	(1,485,821)

Income (loss) before income taxes	23,605,297	(1,748,606)	(222,752)

Income tax expense	(3,584,367)	—	—

NET INCOME (LOSS)	$20,020,930	$(1,748,606)	$(222,752)

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,398,708)	(3,788,041)	(482,554)

COMPREHENSIVE INCOME (LOSS)	$18,622,222	$(5,536,647)	$(705,306)

Weighted average number of ordinary shares:
Basic and diluted *	10,000,000	10,000,000	10,000,000

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	$2.00	$(0.17)	$(0.02)

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-3

E I L HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares				Accumulated		Total
	No. of shares *	Amount	Additional paid-in capital	Statutory reserve	other comprehensive income (loss)	Retained earnings	shareholders’ equity
		HK$	HK$	HK$	HK$	HK$	HK$

Balance as of January 1, 2023	10,000,000	$7,850	$1,272,150	$1,735,020	$322,834	$87,886,233	$91,224,087

Special dividends to the shareholders	-	-	-	-	-	(19,200,000)	(19,200,000)
Foreign currency translation adjustment	-	-	-	-	(3,788,041)	-	(3,788,041)
Net loss for the period	-	-	-	-	-	(1,748,606)	(1,748,606)

Balance as of June 30, 2023 (HKD)	10,000,000	$7,850	$1,272,150	$1,735,020	$(3,465,207)	$66,937,627	$66,487,440

Balance as of June 30, 2023 (USD)	10,000,000	$1,000	$162,057	$221,022	$(441,427)	$8,527,086	$8,469,738

Balance as of January 1, 2022	10,000,000	$7,850	$1,272,150	$1,735,020	$1,176,066	$69,928,267	$74,119,353

Final dividends to the shareholders	-	-	-	-	-	(1,920,000)	(1,920,000)
Foreign currency translation adjustment	-	-	-	-	(1,398,708)	-	(1,398,708)
Net income for the period	-	-	-	-	-	20,020,930	20,020,930

Balance as of June 30, 2022	10,000,000	$7,850	$1,272,150	$1,735,020	$(222,642)	$88,029,197	$90,821,575

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-4

E I L HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2023	2023
	HKD	HKD	USD
Cash flows from operating activities:
Net income (loss)	$20,020,930	$(1,748,606)	$(222,752)
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation of plant and equipment	124,994	139,727	17,799
Non-cash lease expense	—	894,665	113,970
Change in fair value on long-term other assets	(40,091)	2,541,780	323,794

Change in operating assets and liabilities:
Accounts receivable	(11,680,416)	(10,417,036)	(1,327,011)
Inventories	(34,590,583)	(2,115,687)	(269,514)
Deposits, prepayments, and other receivables	112,175	763,553	97,268
Accounts payable	(13,808,674)	14,999,513	1,910,766
Accrued liabilities and other payables	(8,455,457)	(838,894)	(106,865)
Lease liabilities	(3,362)	(908,498)	(115,732)
Income tax payable	4,356,576	(3,044,677)	(387,857)
Net cash (used in) provided by operating activities	(43,963,908)	265,840	33,866

Cash flows from investing activities:
Purchase of plant and equipment	(35,606)	(69,814)	(8,894)
Purchase of long-term other assets	—	(13,095,574)	(1,668,226)
Net cash used in investing activities	(35,606)	(13,165,388)	(1,677,120)

Cash flows from financing activities:
Proceeds from bank borrowings	406,446,717	350,555,612	44,656,766
Repayments of bank borrowings	(351,285,390)	(340,194,993)	(43,336,942)
(Advances to) repayments from related parties	(15,241,646)	264,156	33,650
Payments made to offering costs	—	(2,712,717)	(345,569)
Dividends paid to the shareholders	(600,000)	(760,040)	(96,820)
Net cash provided by financing activities	39,319,681	7,152,018	911,085

Effect on exchange rate change on cash, cash equivalents and restricted cash	(1,381,373)	(3,772,939)	(480,628)

Net change in cash, cash equivalent and restricted cash	(6,061,206)	(9,520,469)	(1,212,797)

BEGINNING OF PERIOD	40,943,665	54,080,588	6,889,246

END OF PERIOD	$34,882,459	$44,560,119	$5,676,449

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$2,974,237	$378,884
Cash paid for interest	$2,261,508	$6,594,665	$840,085

Non-cash financing and investing activities:
Settlement of declared dividends against the amount due from a related party	$—	$14,164,000	$1,804,331

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	$3,438,750	$7,883,657	$1,004,288
Restricted cash	31,443,709	36,676,462	4,672,161

Total cash, cash equivalents and restricted cash	$34,882,459	$44,560,119	$5,676,449

See accompanying notes to the unaudited condensed consolidated financial statements.

F-5

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW AND BASIS OF PRESENTATION

E I L Holdings Limited (“E I L Cayman” or the “Company”) was incorporated in Cayman Islands on April 8, 2016.

The Company is principally engaged in the sale and distribution of electronic components, specializing in sensors, etc, in Hong Kong and the People’s Republic of China (the “PRC”).

Description of subsidiaries and branch office incorporated and controlled by E I L Cayman:

Name	Background		Ownership
E I L Development Limited	●	British Virgin Islands (“BVI”) company	100% owned by E I L Cayman
(“E I L BVI”)	●	Incorporated on April 11, 2016
	●	Issued and outstanding 1 ordinary share at US$1 par value
	●	Investment holding

E I L Company Limited	●	Hong Kong company	100% owned by E I L BVI
(“E I L HK”)	●	Incorporated on February 25, 1992
	●	Issued and outstanding 1,280,000 ordinary shares for HK$1,280,000
	●	Trading of electronic components

Yu Sheng Electronics (Shenzhen) Limited (“E I L PRC”)	●	PRC limited liability company	100% owned by E I L HK
	●	Incorporated on December 18, 2015
	●	Registered and paid-in capital of RMB3,000,000
	●	Trading of electronic components

E I L Company Limited, Taiwan Branch	●	Foreign company’s Taiwan branch, Republic of China (“Taiwan”)	100% owned by E I L HK
	●	Formed on June 13, 2023
	●	Paid-in operation capital of NTD500,000
	●	Sale and distribution of electronic components in Taiwan

Reorganization

Since June 2023, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, E-Space Holdings Limited (“E-Space”) and Corporate Channel International Limited (“Corporate Channel”) were the holding company of a group of companies comprised of E I L HK and E I L PRC. Upon completion of the reorganization, E-Space and Corporate Channel ultimately own 14,000 ordinary shares and 6,000 ordinary shares of the Company, respectively and E I L HK becomes an indirectly-owned subsidiary of E I L Cayman.

On September 19, 2023, the Company allotted and issued 6,986,000 ordinary shares and 2,994,000 ordinary shares to E-Space and Corporate Channel, respectively. Thereafter, E-Space and Corporate Channel own 7,000,000 ordinary shares and 3,000,000 ordinary shares of the Company, respectively.

During the period presented in these unaudited condensed consolidated financial statements, the control of these entities has been demonstrated by E-Space and Corporate Channel, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of E I L Cayman and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

F-6

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended December 31, 2021 and 2022.

●	Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for obsolete inventories, warranty liabilities, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

F-7

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollar (“HK$” or “HKD”) as its reporting currency. The functional currency of the Company is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong and the PRC is HKD and Renminbi (“RMB”), respectively, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Translation of amounts from RMB and NTD into HK$ has been made at the following exchange rates for the six months ended June 30, 2022 and 2023:

	June 30, 2022	June 30, 2023
Period-end RMB:HK$ exchange rate	1.1714	1.0804
Period average RMB: HK$ exchange rate	1.2090	1.1327
Period-end NTD:HK$ exchange rate	-	3.9719
Period average NTD: HK$ exchange rate	-	3.9459

In the unaudited condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the period in which they occur.

●	Convenience Translation

Translations of amounts in the unaudited condensed consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from HK$ into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.85. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains its bank accounts in the following countries:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
Cash and cash equivalents, located in:
Hong Kong	$12,687,516	$6,504,774	$828,634
PRC	892,404	1,252,383	159,539
Taiwan	—	126,500	16,115
Total	$13,579,920	$7,883,657	$1,004,288

●	Restricted Cash

Restricted cash represents cash held at financial institutions that are pledged as collateral for stand-by letters of credit and mortgage loans established by the Company in Hong Kong. Restricted cash is maintained as the certificate of deposits with a maturity of three months or less from the date of deposit.

F-8

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 90 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The allowance is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2022 and June 30, 2023, no allowances for doubtful accounts are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

●	Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 “Credit Losses – Measurement of Credit Losses on Financial Instruments” (ASC Topic 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

●	Inventories

Inventories primarily consist of finished goods which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Over the shorter of 3 years or lease term
Office equipment, furniture and fixtures	3 – 5 years
Motor vehicle	3 years
Computer equipment	3 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

F-9

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment and long-term other assets owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended June 30, 2022 and 2023.

●	Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company generates most of its revenue from direct product sales. Revenue from direct product sales is generally recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Shipping term under Cost, Insurance and Freight (“CIF”), the Company procures and pays for shipping costs, up to the place of destination for the customers.

Generally, the Company enters into purchase orders with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed with no separate sales rebate, or other incentive. The performance obligations in a given transaction are determined by the individual purchase orders with revenue recognized at the time that the performance obligations have been satisfied. Sales taxes and other similar taxes that the Company collects concurrently with revenue-producing activities are excluded from revenue.

F-10

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following tables present the revenue streams by products and geographical region as follows:

By products:	Six months ended June 30,
	2022	2023	2023
	HKD	HKD	USD

Electronic components	$135,608,505	$110,701,575	$14,102,112
Sensors	218,827,237	202,788,307	25,832,905
Total	$354,435,742	$313,489,882	$39,935,017

By geographical region:	Six months ended June 30,
	2022	2023	2023
	HKD	HKD	USD

Hong Kong	$190,496,168	$172,419,916	$21,964,321
PRC	163,939,574	141,069,966	17,970,696
Total	$354,435,742	$313,489,882	$39,935,017

Interest Income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

●	Value Added Tax (“VAT”)

For local sales in China, revenue represents the invoiced value of service, net of VAT. VAT is levied on the gross sales price in respect to the sales of merchandise at the rate of 13%. The Company is required to collect the output VAT from the customers and remit to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

●	Cost of Revenues

Cost of revenues, which are directly attributable to the sale of electronic and sensor components, primarily consists of purchase costs of merchandizes.

F-11

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Shipping and Handling Costs

Shipping costs incurred to deliver the products from the Company’s warehouse to its customers’ sites are included in sale and distribution expenses in the unaudited condensed consolidated statements of operations and comprehensive income and totaled HK$2,948,111 and HK$2,739,026 (US$348,921) for the six months ended June 30, 2022 and 2023, respectively.

●	Research and Development Costs

Expenditures for research, development and engineering of products are expensed as incurred. Research and development costs of HK$7,214,297 and HK$6,289,619 (US$801,225) were recorded for the six months ended June 30, 2022 and 2023, respectively.

●	Government Assistance

Government assistance is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government assistance but the conditions attached to the grants have not been fulfilled, such government assistance is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six months ended June 30, 2022 and 2023, the Company received aggregated government assistances of HK$384,000 and HK$0 (US$0), respectively from the PRC high technology government grants and the 2022 Employment Support Scheme in Hong Kong. The government assistances are recognized as government subsidy income in the unaudited condensed consolidated statements of operations and comprehensive income.

●	Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented in the accompanying unaudited condensed consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-12

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2022 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Net Income (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-13

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of the unaudited condensed consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, deferred offering costs, accounts payable, accrued liabilities and other payables, amounts due to related parties, and bank borrowings approximate at their fair values because of the short-term nature of these financial instruments.

F-14

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2022 and June 30, 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HK$D
Assets:
Cash surrender value of life insurance policies (long-term other assets)	$3,072,402	$-	$3,072,402	$-

	June 30,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HKD
Assets:
Cash surrender value of life insurance policies (long-term other assets)	$13,626,196	$-	$13,626,196	$-

Cash surrender value of life insurance is classified as Level 2. The value was determined by the underwriting insurance company’s valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the amount that could be realized under the insurance policies upon surrender by the related insurance entity to the Company as of December 31, 2022 and June 30, 2023. The cash surrender value of life insurance is included in long-term other assets on the unaudited condensed consolidated balance sheets.

●	Recently Issued Accounting Pronouncements

There were no new standards or updates during the six months ended June 30, 2023 that had a material impact on the unaudited condensed consolidated financial statements.

NOTE 3 — RESTRICTED CASH

As of December 31, 2022 and June 30, 2023, the Company has restricted cash of HK$40,500,668 and HK$36,676,462 (US$4,672,161) respectively, which are pledged as collateral for credit facilities and mortgage loans with certain financial institutions (see note 8). All restricted cash is maintained as the certificate of deposits at the banks with annual interest at the rates ranging 0.1% to 3.15% and denominated in HKD, which are matured within three months.

NOTE 4 － ACCOUNTS RECEIVABLE

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD

Accounts receivable	$148,259,569	$158,676,605	$20,213,580
Less: impairment loss	-	-	-
Accounts receivable	$148,259,569	$158,676,605	$20,213,580

For the six months ended June 30, 2022 and 2023, the Company had no allowance of doubtful accounts. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Up to October 24, 2023, the Company subsequently collected approximately 91% of accounts receivable as of June 30, 2023.

F-15

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 － INVENTORIES

Inventories, net comprised of the followings:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD

Finished goods	$127,779,439	$129,895,126	$16,547,150

For the six months ended June 30, 2022 and 2023, the Company did not record an allowance for obsolete inventories and there have been no write-offs.

NOTE 6 － LONG-TERM OTHER ASSETS

During the six months ended June 30, 2023, the Company purchased another life insurance policy for Mr. Kong Wai On, Ronnie (“Mr. Kong”) with E I L HK as the beneficiary and policy holder. The insured sum of the life insurance policy is US$2,988,440 (approximately HK$23.5 million).

The Company can terminate all the policies at any time and receive cash back based on the net cash surrender value of the policies at the date of withdrawal, which is determined by the single premium payment plus accumulated interest earned and minus the accumulated insurance charge and policy expense charge (“Cash Value”). In addition, if withdrawal is made within a specific number of years, there is a specified amount of surrender charge. The insurance company will pay the Company a specific rate of interest per annum on the outstanding Cash Value of the policies.

The insurance contracts including both investment and insurance elements, are initially recognized at the amount of the premium paid less the surrender charge and subsequently carried at the amount that could be realized under the insurance contracts (cash surrender value) at the end of each reporting period, with the change in fair value recognized in other income (expense) in the unaudited condensed consolidated statements of operations and comprehensive income.

The life insurance policies are pledged to secure bank borrowings granted to the Company.

As of December 31, 2022 and June 30, 2023, the changes in carrying value of the insurance policies are summarized as follows:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD

Balance as of January 1,	$2,984,594	$3,072,402	$391,389
Additions	—	13,095,574	1,668,226
Change in fair value	87,808	(2,541,780)	(323,794)
Balance as of December 31 / June 30,	$3,072,402	$13,626,196	$1,735,821

The Company intends to hold all the investments until their maturities.

F-16

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 － PLANT AND EQUIPMENT

Plant and equipment, net consisted of the following:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
As cost:
Leasehold improvements	$1,399,100	$1,399,100	$178,229
Office equipment, furniture and fixtures	1,097,247	1,061,298	135,197
Computer equipment	1,663,588	1,729,416	220,308
Motor vehicles	858,000	858,000	109,300
	5,017,935	5,047,814	643,034
Less: accumulated depreciation	(4,397,591)	(4,512,485)	(574,839)
Plant and equipment, net	$620,344	$535,329	$68,195

Depreciation expense for the six months ended June 30, 2022 and 2023 were HK$124,994 and HK$139,727 (US$17,799), respectively.

NOTE 8 － BANK BORROWINGS

Bank borrowings comprised of the followings:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
Bank borrowings, secured
- Trade financing loans	$187,134,001	$192,113,027	$24,472,997
- Mortgage loans	18,988,644	18,496,391	2,356,228
- Government guaranteed loan	9,000,000	9,000,000	1,146,497
- Term loan	—	5,873,846	748,261
	215,122,645	225,483,264	28,723,983
Less: current portion	(188,259,622)	(194,457,631)	(24,771,673)
Long-term liabilities	$26,863,023	$31,025,633	$3,952,310

As of December 31, 2022 and June 30, 2023, the Company obtained the trade credit revolving facilities and overdraft facilities among various financial institutions in Hong Kong, in the aggregate principal amount of up to HK$187.1 million and HK$192.1 million (US$24.5 million), respectively. The principal amounts of the trade credit revolving facilities bear annual interest at the rates ranging 2.00% to 2.50%, based on the Hong Kong Interbank Offered Rate (“HIBOR”) with maturity of 120 days to 365 days. The overdraft facilities bear annual interest at the rates ranging 1.00% to 3.00%, based on the HIBOR. These trade credit revolving facilities and overdraft facilities are secured by a lien on restricted cash and life insurance policies of the Company, and certain real properties personally owned by the directors of the Company.

Also, the Company entered into certain mortgage loans among certain financial institutions in Hong Kong, in the aggregate principal amount of up to HK$20.2 million. The principal amounts of these mortgage loans bear annual interest at the rates ranging 1.70% to 1.75%, based on the 1-month HIBOR. These term loans become mature from May 2030 to December 2050. These term facilities are secured by a lien on restricted cash of the Company and certain real properties personally owned by the directors of the Company.

On November 11, 2022, the Company obtained a government guaranteed loan from a financial institution in Hong Kong, with the principal amount of HK$9,000,000 (US$1,146,497). This term loan bears annual interest at the rate of 2.875% and will mature in October 2032. The term loan facility is secured by a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by the Hong Kong government.

On April 11, 2023, the Company obtained a term loan of HK$6,000,000 (approximately US$764,331) from a financial institution in Hong Kong, which bears interest at the Best Lending Rate of the bank less 2% per annum, monthly repayable and will mature in April 2030. This loan is secured by a lien on certain life insurance policy of the Company.

All of these facilities are personally guaranteed by the director of the Company, Mr. Kong.

Interest related to the bank borrowings was HK$2,261,508 and HK$6,594,665 (US$840,085) for the six months ended June 30, 2022 and 2023, respectively.

F-17

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices and warehouse in Hong Kong and the PRC. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$3,423,736	$2,529,071	$322,175

Lease liabilities:
Current lease liabilities	$2,397,034	$1,767,882	$225,208
Non-current lease liabilities	1,086,599	807,253	102,835
Total lease liabilities	$3,483,633	$2,575,135	$328,043

Operating lease expense for the six months ended June 30, 2022 and 2023 was HK$1,609,620 and HK$1,667,281 (US$212,393), respectively.

Other supplemental information about the Company’s operating lease as of:

	December 31, 2022	June 30, 2023
Weighted average discount rate	3.6%	3.6%
Weighted average remaining lease term (years)	0.33 – 2.50	0.08 – 2.00

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next two years, as of June 30, 2023:

For the period ending June 30,	HKD	USD

2024	$1,917,926	$244,322
2025	886,325	112,908
Total minimum lease payments	2,804,251	357,230
Less: imputed interest	(229,116)	(29,187)
Future minimum lease payments	$2,575,135	$328,043

F-18

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on April 8, 2016. The authorized share capital was increased to 500,000,000 ordinary shares on June 20, 2023.

On September 19, 2023, the Company allotted and issued in an aggregate of 9,980,000 ordinary shares to the current shareholders of the Company at the consideration of $998. All share numbers and the related amounts have been retroactively restated to reflect this share transaction in the accompanying unaudited condensed consolidated financial statements.

At the date of filing, the Company is authorized to issue 500,000,000 ordinary shares, at par value of US$0.0001 each, consisting of 10,000,000 ordinary shares issued and outstanding.

Dividend Distribution

During the six months ended June 30, 2022, E I L HK declared and distributed a special dividend of HK$1,920,000.

During the six months ended June 30, 2023, E I L HK declared and distributed a special dividend of HK$19,200,000 (US$2,445,860).

As of December 31, 2022 and June 30, 2023, the dividend payable was HK$1,120,000 and HK$5,395,960 (US$687,383), respectively.

NOTE 11 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended June 30,
	2022	2023	2023
	HKD	HKD	USD
Current income tax expense:
- Hong Kong	$(2,768,282)	$—	$—
- The PRC	(816,085)	—	—
	(3,584,367)	—	—
Deferred income tax expense:
- Hong Kong	—	—	—
- The PRC	—	—	—
	—	—	—

Income tax expense	$(3,584,367)	$—	$—

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company mainly operates in Hong Kong and the PRC that are subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, E I L Cayman is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

E I L BVI is not subject to income tax under the current BVI tax regime. In addition, upon payments of dividends by E I L BVI to their shareholder, no British Virgin Islands withholding tax will be imposed.

F-19

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hong Kong

E I L HK operating in Hong Kong is subject to the Hong Kong profits tax at the two-tiered income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income (loss) before income tax expense for the six months ended June 30, 2022 and 2023 are as follows:

	Six months ended June 30,
	2022	2023	2023
	HKD	HKD	USD

Income (loss) before income taxes	$18,360,851	$(9,281,750)	$(1,182,389)
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(3,029,540)	1,531,489	195,094
Income not subject to taxes	88,394	31,816	4,053
Expenses not subject to tax deduction	(5,937)	(419,394)	(53,426)
Tax effect of deductible allowances	13,801	1,465	187
Tax holidays	165,000	—	—
Net operating loss	—	(1,145,376)	(145,908)
Income tax expense	$(2,768,282)	$—	$—

The PRC

E I L PRC operating in the PRC is subject to the Corporate Income Tax Law of the People’s Republic of China at a unified income tax rate of 25%, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis under certain tax incentive policies or regulations in different provinces or tax zone. E I L PRC is granted as High and New Technology Enterprises (“HNTEs”) with preferential tax treatment in Shenzhen Special Economic Zone. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 200% of research and development expenses of the PRC entities are subject to additional deduction from pre-tax income.

The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2022 and 2023 is as follows:

	Six months ended June 30,
	2022	2023	2023
	HKD	HKD	USD

Income before income taxes	$5,244,446	$7,533,144	$959,636
Statutory income tax rate	25%	25%	25%
Income tax expense at statutory rate	(1,311,112)	(1,883,286)	(239,909)
Tax holidays	495,027	1,883,286	239,909
Income tax expense	$(816,085)	$—	$—

Taiwan

The Company is registered as a foreign branch in Taiwan. A foreign branch is subject to the Taiwan Income Tax Law at a unified enterprise income tax rate of 20%, upon the threshold of taxable income exceeding NTD120,000. No income tax liabilities are provided, as the Taiwan branch has not generated any taxable income during the six months ended June 30, 2023.

F-20

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the significant components of the deferred tax assets of the Company:

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	HKD	HKD	USD
Deferred tax assets:-
Net operating loss carryforwards in the PRC	$3,104,244	$2,968,515	$378,155

The Company’s cumulative net operating loss (“NOL”) of approximately HK$11.3 million as of June 30, 2023 was mainly from NOL of E I L PRC under the PRC tax regime. Management determined that it was likely that the Company’s deferred tax assets from the net operating loss in the PRC would be realized in the foreseeable future. In the PRC, the net operating losses generated in a tax year can be carryforward for ten (10) years. The NOL starts to expire from 2023 until 2033.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended December 31, 2022 and June 30, 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2023.

NOTE 12 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Kong Wai On, Ronnie (“Mr. Kong”)	Director of the Company
VB Communion Limited	Entity controlled by Mr. Kong
Vital Home Solution Limited	Entity controlled by Mr. Kong
E I L Holding Limited	Entity controlled by Mr. Kong
ME Electech Limited	Entity controlled by common shareholder
Kontoz Limited	Entity controlled by common shareholder
Vital Base International Limited	Entity controlled by common shareholder

Related party balances consisted of the following:

		As of
		December 31, 2022	June 30, 2023	June 30, 2023
Name	Nature	HKD	HKD	USD

Mr. Kong	Amount due from a director	$36,988,670	$21,545,834	$2,744,692

Vital Base International Limited	Amount due to a related company	$1,460,328	$445,648	$56,770

As of December 31, 2022 and June 30, 2023, the amount due from a director represented the temporary advances by the Company. The amount is unsecured, interest-free and due on demand. The amount was partially settled by offsetting against the dividend declared in May 2023. The remaining balance is expected to be repaid in full to the Company no later than December 31, 2023.

The amount due to a related company represented non-trade temporary advances, which is unsecured, non-interest bearing and has no fixed terms of repayment.

F-21

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the ordinary course of business, during the six months ended June 30, 2022 and 2023, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

		Six months ended June 30,
		2022	2023	2023
Name	Nature	HKD	HKD	USD

Vital Home Solution Limited	Sales of goods	$460,780	$273,212	$34,804

Mr. Kong	Rental expense of office premises	$289,800	$298,800	$38,064

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE 13 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2022 and 2023, there was no single customer who accounted for 10% or more of the Company’s revenues.

All of the Company’s major customers are located in Hong Kong and the PRC.

(b)	Major vendors

For the six months ended June 30, 2022 and 2023, the vendors who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows:

	Six months ended June 30, 2022		As of June 30, 2022
Vendor	Purchases	Percentage of Purchases	Accounts payable
	HKD’ million		HKD’ million
Vendor A	$194.0	58.29%	$28.0
Vendor B	$42.5	12.77%	$14.7

	Six months ended June 30, 2023			As of June 30, 2023
Vendor	Purchases		Percentage of Purchases	Accounts payable
	HKD’ million	USD’ million		HKD’ million	USD’ million
Vendor A	$186.4	23.8	67.55%	$35.9	$4.6

The Company’s major vendors are located in Europe and Hong Kong.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong and the PRC, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,694) if the bank in Hong Kong with which an individual/a company holding its eligible deposit fails.

Cash balances in bank accounts in the PRC are insured by the People’s Bank of China Financial Stability Department where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

Cash balances in bank accounts in Taiwan   are insured by the Central Deposit Insurance Corporation, which is government-owned, where there is a NTD3,000,000 deposit insurance limit for a legal entity’s aggregate balance at each bank.

F-22

E I L HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023, cash and cash equivalents of HK$7.9 million (US$1.0 million) and restricted cash of HK$36.7 million (US$4.7 million) were maintained at financial institutions in Hong Kong, of which approximately HK$40.9 million (US$5.2 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines the probable losses and an allowance for doubtful accounts on a continuing basis, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant fluctuation in interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(e)	Foreign currency risk

Certain transactions of the Company are denominated in RMB, EUR, NTD, and USD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RMB, EUR, NTD, and USD converted to HKD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

(f)	Economic and political risk

The Company’s major operations are conducted in Hong Kong and PRC. Accordingly, the political, economic, and legal environments in Hong Kong and PRC, as well as the general state of Hong Kong and PRC’s economies may influence the Company’s business, financial condition, and results of operations.

NOTE 14 － COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022 and June 30, 2023, there were outstanding bank guarantees of approximately HK$12.3 million and HK$13.1 million (US$1.7 million), respectively issued by a bank in Hong Kong on behalf of the Company in respect of performance bonds as required by certain vendors for the purchase of goods. These guarantees generally expire in the next twelve months.

As of June 30, 2023, the Company did not have any significant commitments involved.

NOTE 15 － SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2023, up to the date that the unaudited condensed consolidated financial statements were available to be issued.

On September 19, 2023, the Company allotted and issued an aggregate of 9,980,000 ordinary shares to the current shareholders of the Company at the consideration of $998.

F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Director of

E I L Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of E I L Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2022, and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

(Formerly HKCM CPA & Co.)

We have served as the Company’s auditor since 2023.

Hong Kong

July 25, 2023

F-24

E I L HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,337,194	13,579,920	1,729,926
Restricted cash	35,606,471	40,500,668	5,159,321
Accounts receivable	162,714,922	148,259,569	18,886,569
Inventories, net	91,537,987	127,779,439	16,277,636
Amount due from a related party	17,575,442	36,988,670	4,711,932
Deferred tax assets	64,052	3,104,244	395,445
Deposit, prepayments, and other receivables	995,163	1,765,816	224,944
Total current assets	313,831,231	371,978,326	47,385,773

Non-current assets:
Plant and equipment, net	720,258	620,344	79,025
Right-of-use assets, net	2,763,364	3,423,736	436,145
Long-term other assets	2,984,594	3,072,402	391,389
Total non-current assets	6,468,216	7,116,482	906,559

TOTAL ASSETS	320,299,447	379,094,808	48,292,332

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	75,740,325	53,907,415	6,867,187
Accrued liabilities and other payables	14,634,065	7,274,497	926,688
Dividend payable	—	1,120,000	142,675
Amount due to a related company	2,740,636	1,460,328	186,029
Lease liabilities	2,026,654	2,397,034	305,355
Bank borrowings	136,383,632	188,259,622	23,982,117
Income tax payable	2,418,992	5,137,286	654,431
Total current liabilities	233,944,304	259,556,182	33,064,482

Long-term liabilities:
Provisions for long-term services	—	364,917	46,486
Lease liabilities	773,576	1,086,599	138,420
Bank borrowings	11,462,214	26,863,023	3,422,041
Total long-term liabilities	12,235,790	28,314,539	3,606,947

TOTAL LIABILITIES	246,180,094	287,870,721	36,671,429

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized, 20,000 shares issued and outstanding as of December 31, 2021 and 2022 *	16	16	2
Additional paid-in capital	1,279,984	1,279,984	163,055
Statutory reserves	1,735,020	1,735,020	221,022
Accumulated other comprehensive income	1,176,066	322,834	41,126
Retained earnings	69,928,267	87,886,233	11,195,698
Total shareholders’ equity	74,119,353	91,224,087	11,620,903

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	320,299,447	379,094,808	48,292,332

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-25

E I L HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$

Revenues, net	660,428,620	661,994,054	84,330,453

Cost of revenue	(568,415,179)	(573,207,538)	(73,020,069)

Gross profit	92,013,441	88,786,516	11,310,384

Operating expenses:
Sales and distribution expenses	(4,230,620)	(3,824,458)	(487,192)
Research and development costs	(14,699,259)	(15,310,956)	(1,950,440)
Personnel and benefit costs	(30,067,593)	(29,395,032)	(3,744,590)
General and administrative expenses	(7,147,313)	(8,624,223)	(1,098,627)
Total operating expenses	(56,144,785)	(57,154,669)	(7,280,849)

Income from operations	35,868,656	31,631,847	4,029,535

Other income (expense):
Interest income	88,537	163,406	20,816
Interest expense	(3,309,225)	(6,997,443)	(891,394)
Change in fair value on long-term other assets	93,341	87,808	11,186
Foreign exchange gain (loss)	4,052,612	(6,464,046)	(823,445)
Government subsidies	426,829	1,210,502	154,204
Sundry income	1,072,561	704,488	89,744
Total other income (expense), net	2,424,655	(11,295,285)	(1,438,889)

Income before income taxes	38,293,311	20,336,562	2,590,646

Income tax expense	(4,111,959)	(458,596)	(58,420)

NET INCOME	34,181,352	19,877,966	2,532,226

Other comprehensive (loss) income:
Foreign currency translation adjustment	644,320	(853,232)	(108,691)

COMPREHENSIVE INCOME	34,825,672	19,024,734	2,423,535

Weighted average number of ordinary shares:
Basic and diluted *	20,000	20,000	20,000

EARNINGS PER SHARE – BASIC AND DILUTED	1,709.07	993.90	126.61

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-26

E I L HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total shareholders’
	No. of shares *	Amount	capital	reserve	income (loss)	earnings	equity
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of January 1, 2021	20,000	$16	$1,279,984	$1,062,888	$531,746	$37,507,047	$40,381,681

Appropriation to statutory reserves	-	-	-	672,132	-	(672,132)	-
Final dividends to the shareholders	-	-	-	-	-	(1,088,000)	(1,088,000)
Foreign currency translation adjustment	-	-	-	-	644,320	-	644,320
Net income for the year	-	-	-	-	-	34,181,352	34,181,352

Balance as of December 31, 2021	20,000	16	1,279,984	1,735,020	1,176,066	69,928,267	74,119,353

Final dividends to the shareholders	-	-	-	-	-	(1,920,000)	(1,920,000)
Foreign currency translation adjustment	-	-	-	-	(853,232)	-	(853,232)
Net income for the year	-	-	-	-	-	19,877,966	19,877,966

Balance as of December 31, 2022	20,000	$16	$1,279,984	$1,735,020	$322,834	$87,886,233	$91,224,087

Balance as of December 31, 2022 (US$)	20,000	$2	$163,055	$221,022	$41,126	$11,195,698	$11,620,903

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-27

E I L HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Cash flows from operating activities:
Net income	34,181,352	19,877,966	2,532,226
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of plant and equipment	253,838	251,034	31,979
Non-cash lease expense	(207,280)	(660,372)	(84,124)
Allowance for obsolete inventories	344,739	180,733	23,023
Change in fair value on long-term other assets	(93,341)	(87,808)	(11,186)
Provision for long-term service	—	364,917	46,486

Change in operating assets and liabilities:
Accounts receivable	(25,872,521)	14,455,353	1,841,446
Inventories	(42,848,715)	(36,422,185)	(4,639,769)
Deposits, prepayments, and other receivables	552,528	(770,653)	(98,172)
Accounts payable	14,044,462	(21,832,910)	(2,781,262)
Accrued liabilities and other payables	2,287,637	(7,359,568)	(937,525)
Lease liabilities	184,739	683,403	87,058
Income tax payable	1,536,974	(321,898)	(41,006)
Net cash used in operating activities	(15,635,588)	(31,641,988)	(4,030,826)

Cash flows from investing activities:
Purchase of plant and equipment	(201,864)	(180,488)	(22,992)
Net cash used in investing activities	(201,864)	(180,488)	(22,992)

Cash flows from financing activities:
Proceeds from bank borrowings	673,964,571	714,646,512	91,037,772
Repayments of bank borrowings	(651,132,901)	(647,369,713)	(82,467,479)
Repayments to related parties	(5,589,056)	(20,693,536)	(2,636,119)
Dividends paid to the shareholders	(1,088,000)	(800,000)	(101,911)
Net cash provided by financing activities	16,154,614	45,783,263	5,832,263

Effect on exchange rate change on cash, cash equivalents and restricted cash	632,446	(823,864)	(104,951)

Net change in cash, cash equivalent and restricted cash	949,608	13,136,923	1,673,494

BEGINNING OF YEAR	39,994,057	40,943,665	5,215,753

END OF YEAR	40,943,665	54,080,588	6,889,247

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	2,619,604	2,195,127	279,634
Cash paid for interest	3,309,225	6,997,443	891,394

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,337,194	13,579,920	1,729,926
Restricted cash	35,606,471	40,500,668	5,159,321

Total cash, cash equivalents and restricted cash	40,943,665	54,080,588	6,889,247

See accompanying notes to the consolidated financial statements.

F-28

E I L HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW AND BASIS OF PRESENTATION

E I L Holdings Limited (“E I L Cayman” or the “Company”) was incorporated in Cayman Islands on April 8, 2016.

The Company is principally engaged in the sale and distribution of electronic components, specializing in sensors, etc, in Hong Kong and the People’s Republic of China (the “PRC”).

Description of subsidiaries incorporated and controlled by E I L Cayman:

Name	Background		Ownership
E I L Development Limited	●	British Virgin Islands (“BVI”) company	100% owned by E I L Cayman
(“E I L BVI”)	●	Incorporated on April 11, 2016
	●	Issued and outstanding 1 ordinary share at US$1 par value
	●	Investment holding

E I L Company Limited	●	Hong Kong company	100% owned by E I L BVI
(“E I L HK”)	●	Incorporated on February 25, 1992
	●	Issued and outstanding 1,280,000 ordinary shares for HK$1,280,000
	●	Trading of electronic components

Yu Sheng Electronics (Shenzhen) Limited (“E I L PRC”)	●	PRC limited liability company	100% owned by E I L HK
	●	Incorporated on December 18, 2015
	●	Registered and paid-in capital of RMB3,000,000
	●	Trading of electronic components

Reorganization

Since June 2023, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, E-Space Holdings Limited (“E-Space”) and Corporate Channel International Limited (“Corporate Channel”) were the holding company of a group of companies comprised of E I L HK and E I L PRC. Upon completion of the reorganization, E-Space and Corporate Channel ultimately owns 14,000 ordinary shares and 6,000 ordinary shares of the Company, respectively and E I L HK becomes an indirectly-owned subsidiary of E I L Cayman.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by E-Space and Corporate Channel, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of E I L Cayman and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

F-29

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for obsolete inventories, warranty liabilities, provision for long service payments, revenue recognition, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollar (“HK$” or “HKD”) as its reporting currency. The functional currency of the Company is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong and the PRC is HKD and Renminbi (“RMB”), respectively, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Translation of amounts from RMB into HK$ has been made at the following exchange rates for the years ended December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
Year-end RMB:HK$ exchange rate	1.2269	1.1307
Annual average RMB: HK$ exchange rate	1.2078	1.1623

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

●	Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.85. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains its bank accounts in Hong Kong and the PRC, respectively.

F-30

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Cash and cash equivalents, located in:
Hong Kong	4,058,202	12,687,516	1,616,244
PRC	1,278,992	892,404	113,682
Total	5,337,194	13,579,920	1,729,926

●	Restricted Cash

Restricted cash represents cash held at financial institutions that are pledged as collateral for stand-by letters of credit and mortgage loans established by the Company in Hong Kong. Restricted cash is maintained as the certificate of deposits with a maturity of three months or less from the date of deposit.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and generally grant with credit terms ranging from 30 to 150 days, depending upon the customers. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of December 31, 2021 and 2022, no allowances for doubtful accounts are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

●	Inventories

Inventories primarily consist of finished goods which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income.

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Over the shorter of 3 years or lease term
Office equipment, furniture and fixtures	3 – 5 years
Motor vehicle	3 years
Computer equipment	3 years

F-31

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment and long-term other assets owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2021 and 2022.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company generates most of its revenue from direct product sales. Revenue from direct product sales is generally recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Shipping term under Cost, Insurance and Freight (“CIF”), the Company procures and pays for shipping costs, up to the place of destination for the customers.

Generally, the Company enters into purchase orders with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed with no separate sales rebate, or other incentive. The performance obligations in a given transaction are determined by the individual purchase orders with revenue recognized at the time that the performance obligations have been satisfied. Sales taxes and other similar taxes that the Company collects concurrently with revenue-producing activities are excluded from revenue.

F-32

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following tables present the revenue streams by products and geographical region, as follows:

By products:	For the years ended December 31,
	2021	2022	2022
	HK$	HK$	US$

Electronic components	285,810,233	238,089,535	30,329,877
Sensors	374,618,387	423,904,519	54,000,576
Total	660,428,620	661,994,054	84,330,453

By geographical region:	For the years ended December 31,
	2021	2022	2022
	HK$	HK$	US$

Hong Kong	357,184,102	354,531,105	45,163,198
PRC	303,244,518	307,462,949	39,167,255
Total	660,428,620	661,994,054	84,330,453

Interest Income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

●	Value Added Tax (“VAT”)

For local sales in China, revenue represents the invoiced value of service, net of VAT. VAT is levied on the gross sales price in respect to the sales of merchandise at the rate of 13%. The Company is required to collect the output VAT from the customers and remit to the tax authority. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

●	Cost of Revenues

Cost of revenues, which are directly attributable to the sale of electronic and sensor components, primarily consists of purchase costs of merchandize and shipping and handling costs.

●	Shipping and Handling Costs

Shipping costs incurred to deliver the products from the Company’s warehouse to its customers’ sites are included in the cost of revenues in the consolidated statements of operations and comprehensive income and totaled HK$5,652,901 and HK$5,572,480 (US$709,870) for the years ended December 31, 2021 and 2022, respectively.

F-33

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2021 and 2022 were HK$2,849 and HK$2,390 (US$304), respectively.

●	Research and Development Costs

Expenditures for research, development and engineering of products are expensed as incurred. Research and development costs of HK$14,699,259 and HK$15,310,956 (US$1,950,440) were recorded for the years ended December 31, 2021 and 2022, respectively.

●	Warranty Liabilities

The Company offers a product warranty to its customers, generally over twelve (12) months, from the date of shipment, in accordance with applicable law or industry standard, which is limited to the principal suppliers’ warranties on the defective or non-conforming products. Historically, the Company has experienced a rare low rate of payments on product claims. Warranty expense was immaterial for the years ended December 31, 2021 and 2022.

●	Government Assistance

Government assistance is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government assistance but the conditions attached to the grants have not been fulfilled, such government assistance is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended December 31, 2021 and 2022, the Company received aggregated government assistances of HK$426,829 and HK$1,210,502 (US$154,204), respectively from the PRC high technology government grants and the 2022 Employment Support Scheme in Hong Kong. The government assistances are recognized as government subsidy income in the consolidated statements of operations and comprehensive income.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

●	Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

F-34

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All of the Company’s leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Comprehensive Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2021 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-35

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, amounts due to related parties, and bank borrowings approximate at their fair values because of the short-term nature of these financial instruments.

F-36

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2021 and 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets:
Cash surrender value of life insurance policies (long-term other assets)	2,984,594	-	2,984,594	-

	December 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	HK$	HK$	HK$	HK$
Assets:
Cash surrender value of life insurance policies (long-term other assets)	3,072,402	-	3,072,402	-

Cash surrender value of life insurance is classified as Level 2. The value was determined by the underwriting insurance company’s valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the amount that could be realized under the insurance policies upon surrender by the related insurance entity to the Company as of December 31, 2021 and 2022. The cash surrender value of life insurance is included in long-term other assets on the consolidated balance sheets.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyses financial instruments, but it does not anticipate a material impact on the results of operations. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In June 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-03 Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

F-37

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842) – Common-Control Arrangements. This guidance amends the accounting for leasehold improvements in common-control arrangements by requiring a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements’ useful life to the common-control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 — RESTRICTED CASH

As of December 31, 2021 and 2022, the Company has restricted cash of HK$35,606,471 and HK$40,500,668 (US$5,159,321) respectively, which are pledged as collateral for credit facilities and mortgage loans with certain financial institutions (see note 8). All restricted cash is maintained as the certificate of deposits at the banks with annual interest at the rates ranging from 0.1% to 3.0% and denominated in HKD, which are matured within three months.

NOTE 4 － ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$

Accounts receivable	162,714,922	148,259,569	18,886,569
Less: impairment loss	-	-	-
Accounts receivable	162,714,922	148,259,569	18,886,569

For the years ended December 31, 2021 and 2022, the Company had no provision for the allowance of doubtful accounts. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Up to July 11, 2023, the Company subsequently collected approximately 99% of accounts receivable as of December 31, 2022.

NOTE 5 － INVENTORIES

Inventories comprised of the followings:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$

Finished goods	91,537,987	127,779,439	16,277,636

F-38

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2022, the Company recorded HK$344,739 and HK$180,733 (US$23,023) on the allowance for obsolete inventories and charged to the consolidated statements of operations and comprehensive income, respectively.

NOTE 6 － LONG-TERM OTHER ASSETS

The Company purchased two life insurance policies for the director of the Company, Mr. Kong Wai On, Ronnie, with E I L HK as the beneficiary and policy holder. The aggregate of the insured sum of these life insurance policies is US$1,000,000 (approximately HK$7,850,000). The Company can terminate the policies at any time and receive cash back based on the net cash surrender value of the policies at the date of withdrawal, which is determined by the single premium payment plus accumulated interest earned and minus the accumulated insurance charge and policy expense charge (“Cash Value”). In addition, if withdrawal is made within a specific number of years, there is a specified amount of surrender charge. The insurance company will pay the Company a specific rate of interest per annum on the outstanding Cash Value of the policies.

The insurance contracts including both investment and insurance elements, are initially recognized at the amount of the premium paid and subsequently carried at the amount that could be realized under the insurance contracts (cash surrender value) at the end of each reporting period, with the changes recognized in other income (expense) in the consolidated statements of operations and comprehensive income.

The life insurance policies are pledged to secure bank borrowings granted to the Company.

During the years ended December 31, 2021 and 2022, the changes in carrying value of the insurance policies are summarized as follows:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$

Balance as of January 1,	2,891,253	2,984,594	380,203
Change in fair value	93,341	87,808	11,186
Balance as of December 31,	2,984,594	3,072,402	391,389

The Company intends to hold all the investments until their maturities.

NOTE 7 － PLANT AND EQUIPMENT

Plant and equipment, net consisted of the following:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
As cost:
Leasehold improvements	1,399,100	1,399,100	178,229
Office equipment, furniture and fixtures	1,056,704	1,097,247	139,777
Computer equipment	1,589,240	1,663,588	211,922
Motor vehicles	858,000	858,000	109,300
	4,903,044	5,017,935	639,228
Less: accumulated depreciation	(4,182,786)	(4,397,591)	(560,203)
Plant and equipment, net	720,258	620,344	79,025

F-39

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense for the years ended December 31, 2021 and 2022 were HK$253,838 and HK$251,034 (US$31,979), respectively.

NOTE 8 － BANK BORROWINGS

Bank borrowings comprised of the followings:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Bank borrowings, secured
- Trade financing loans	135,937,492	187,134,001	23,838,726
- Mortgage loans	11,908,354	18,988,644	2,418,935
- Government guaranteed loan	-	9,000,000	1,146,497
	147,845,846	215,122,645	27,404,158
Less: current portion	(136,383,632)	(188,259,622)	(23,982,117)
Long-term liabilities	11,462,214	26,863,023	3,422,041

As of December 31, 2021 and 2022, the Company obtained the trade credit revolving facilities and overdraft facilities among various financial institutions in Hong Kong, in the aggregate principal amount of up to HK$187.1 million. The principal amounts of the trade credit revolving facilities bear annual interest at the rates ranging from 2.00% to 2.50%, based on the Hong Kong Interbank Offered Rate (“HIBOR”) with maturity of 120 days to 365 days. The overdraft facilities bear annual interest at the rates ranging 1.00% to 3.00%, based on the HIBOR. These trade credit involving facilities and overdraft facilities are secured by a lien on restricted cash and life insurance policies of the Company, and certain real properties personally owned by the directors of the Company.

Also, the Company entered into certain mortgage loans among certain financial institutions in Hong Kong, in the aggregate principal amount of up to HK$20.2 million. The principal amounts of these mortgage loans bear annual interest at the rates ranging from 1.7% to 1.75%, based on the 1-month HIBOR. These term loans become mature from May 2030 to December 2050. These term facilities are secured by a lien on restricted cash of the Company and certain real properties personally owned by the directors of the Company.

On November 11, 2022, the Company obtained a government guaranteed loan from a financial institution in Hong Kong, with the principal amount of HK$9,000,000 (US$1,146,497). This term loan bears annual interest at the rate of 2.875% and will mature in October 2032. The term loan facility is secured by a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by the Hong Kong government.

All of these facilities are personally guaranteed by the director of the Company, Mr. Kong Wai On, Ronnie.

Interest related to the bank borrowings was HK$3,309,225 and HK$6,997,443 (US$891,394) for the years ended December 31, 2021 and 2022, respectively.

NOTE 9 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

F-40

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has entered into commercial operating leases with various third parties for the use of offices and warehouse in Hong Kong and the PRC. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Operating lease:
Right-of-use assets, net	2,763,364	3,423,736	436,145

Lease liabilities:
Current lease liabilities	2,026,654	2,397,034	305,355
Non-current lease liabilities	773,576	1,086,599	138,420
Total lease liabilities	2,800,230	3,483,633	443,775

Operating lease expense for the years ended December 31, 2021 and 2022 was HK$2,957,375 and HK$3,238,139 (US$412,502), respectively.

Other supplemental information about the Company’s operating lease as of December 31,

	2021	2022
Weighted average discount rate	2.3%	3.6%
Weighted average remaining lease term (years)	1.33 – 3.50	0.33 – 2.50

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next three years, as of December 31, 2022:

For the years ending December 31,	HK$	US$

2023	2,501,657	318,683
2024	919,595	117,146
2025	270,592	34,470
Total minimum lease payments	3,691,844	470,299
Less: imputed interest	(208,211)	(26,524)
Future minimum lease payments	3,483,633	443,775

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on April 8, 2016. The authorized share capital was increased to 500,000,000 ordinary shares on June 20, 2023.

At the date of filing, the Company is authorized to issue 500,000,000 ordinary shares, at par value of US$0.0001 each, consisting of 10,000,000 ordinary shares issued and outstanding.

Dividends Distribution

During the years ended December 31, 2021 and 2022, E I L HK declared and distributed a special dividend of HK$1,088,000 and HK$1,920,000 (US$244,586), respectively.

F-41

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 － STATUTORY RESERVES

Under the PRC Law, E I L PRC is required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.

For the years ended December 31, 2021 and 2022, the Company made an appropriation of HK$672,132 and HK$0 to statutory reserve, respectively. For the year ended December 31, 2022, the operation in the PRC has suffered from operating loss and no appropriation is required.

NOTE 12 － NET INCOME PER SHARE

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Numerator:
Net income attributable to the Company’s shareholders	34,181,352	19,877,966	2,532,226

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	20,000	20,000	20,000

Net income per share
Basic and diluted	1,709.07	993.90	126.61

* The shares amounts are presented on a retroactive basis.

NOTE 13 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$
Current income tax expense:
- Hong Kong	(3,587,360)	(3,592,304)	(457,618)
- The PRC	(524,599)	-	-
	(4,111,959)	(3,592,304)	(457,618)
Deferred income tax benefit:
- Hong Kong	-	-	-
- The PRC	-	3,133,708	399,198
	-	3,133,708	399,198

Income tax expense	(4,111,959)	(458,596)	(58,420)

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company mainly operates in Hong Kong and the PRC that are subject to taxes in the jurisdictions in which it operates, as follows:

F-42

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cayman Islands

Under the current laws of the Cayman Islands, E I L Cayman is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

British Virgin Islands

E I L BVI is not subject to income tax under the current BVI tax regime. In addition, upon payments of dividends by E I L BVI to their shareholders, no British Virgin Islands withholding tax is imposed.

Hong Kong

E I L HK operating in Hong Kong is subject to the Hong Kong profits tax at the two-tiered income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the years ended December 31, 2021 and 2022 are as follows:

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$

Income before income taxes	23,563,550	24,500,164	3,121,041
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(3,887,986)	(4,042,527)	(514,971)
Income not subject to taxes	83,564	326,748	41,624
Expenses not subject to tax deduction	(14,052)	(35,616)	(4,537)
Tax holidays	175,000	171,000	21,783
Other	56,114	(11,909)	(1,517)
Income tax expense	(3,587,360)	(3,592,304)	(457,618)

The PRC

E I L PRC operating in the PRC is subject to the Corporate Income Tax Law of the People’s Republic of China at a unified income tax rate of 25%, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis under certain tax incentive policies or regulations in different provinces or tax zone. E I L PRC is granted as High and New Technology Enterprises (“HNTEs”) with preferential tax treatment in Shenzhen Special Economic Zone. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 200% of research and development expenses of the PRC entities are subject to additional deduction from pre-tax income.

The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2021 and 2022 is as follows:

	Years ended December 31,
	2021	2022	2022
	HK$	HK$	US$

Income (loss) before income taxes	14,729,761	(4,163,602)	(530,395)
Statutory income tax rate	25%	25%	25%
Income tax expense at statutory rate	(3,682,440)	1,040,901	132,598
Income not subject to taxes	100,227	-	-
Expenses not subject to tax deduction	(140,089)	-	-
Tax holidays	3,197,703	2,092,807	266,600
Income tax (expense) benefit	(524,599)	3,133,708	399,198

F-43

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the significant components of the deferred tax assets of the Company:

	As of December 31,
	2021	2022	2022
	HK$	HK$	US$
Deferred tax assets:-
Net operating loss carryforwards in the PRC	64,052	3,104,244	395,445

The Company’s cumulative net operating loss (“NOL”) of approximately HK$12.5 million as of December 31, 2022 was mainly from NOL of E I L PRC under the PRC tax regime. Management determined that it was likely that the Company’s deferred tax assets from the net operating loss in the PRC would be realized in the foreseeable future. In the PRC, the net operating losses generated in a tax year can be carried forward for ten (10) years. The NOL starts to expire from 2023 until 2033.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

NOTE 14 － PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong and China. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended December 31, 2021 and 2022, the contribution to the defined benefit plans was approximately HK$3,621,300 and HK$3,944,116 (US$502,435), respectively.

NOTE 15 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Kong Wai On, Ronnie (“Mr. Kong”)	Director of the Company
VB Communion Limited	Entity controlled by Mr. Kong
Vital Home Solution Limited	Entity controlled by Mr. Kong
Kontoz Limited	Entity controlled by Mr. Kong
Vital Base International Limited	Entity controlled by Mr. Kong

Related party balances consisted of the following:

		As of December 31,
		2021	2022	2022
Name	Nature	HK$	HK$	US$

Mr. Kong	Amount due from a director	17,575,442	36,988,670	4,711,932

Vital Base International Limited	Amount due to a related company	2,740,636	1,460,328	186,029

As of December 31, 2021 and 2022, the amount due from a director represented the temporary advances by the Company. The amount is unsecured, interest-free and due on demand. The amount was partially settled by offsetting against the dividend declared in May 2023. The remaining balance is expected to be repaid in full to the Company no later than December 31, 2023.

F-44

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amount due to a related company represented non-trade temporary advances, which is unsecured, non-interest bearing and has no fixed terms of repayment. Imputed interest from this amount is not significant.

In the ordinary course of business, during the years ended December 31, 2021 and 2022, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended December 31,
		2021	2022	2022
Name	Nature	HK$	HK$	US$

Kontoz Limited	Sales of goods	1,293	-	-
	Purchase of goods	265,485	-	-
	Management service and rental income	25,813	-	-

Vital Base International Limited	Management service and rental income	90,260	-	-

VB Communion Limited	Management service and rental income	12,035	-	-

Vital Home Solution Limited	Sales of goods	891,550	774,500	98,662
	Management service and rental income	18,052	-	-

Mr. Kong	Rental expense of office premises	504,000	531,000	67,643

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE 16 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended December 31, 2021 and 2022, there was no single customer who accounted for 10% or more of the Company’s revenues.

All of the Company’s major customers are located in Hong Kong and the PRC.

(b)	Major vendors

For the years ended December 31, 2021 and 2022, the vendors who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, are presented as follows:

	Year ended December 31, 2021		As of December 31, 2021
Vendor	Purchases	Percentage of Purchases	Accounts payable
	HK$’ million		HK$’ million
Vendor A	322.9	53.36%	33.20

F-45

E I L HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2022			As of December 31, 2022
Vendor	Purchases		Percentage of Purchases	Accounts payable
	HK$’ million	US$’ million		HK$’ million	US$’ million
Vendor A	363.6	46.3	60.22%	28.91	3.68
Vendor B	70.8	9.0	11.73%	7.61	0.97

The Company’s major vendors are located in Europe and Hong Kong.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong and the PRC, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$63,694) if the bank in Hong Kong with which an individual/a company holding its eligible deposit fails. Cash balances in bank accounts in the PRC are insured by the People’s Bank of China Financial Stability Department where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

As of December 31, 2022, cash and cash equivalents of HK$13.6 million (US$1.7 million) and restricted cash of HK$40.5 million (US$5.2 million) were maintained at financial institutions in Hong Kong, of which approximately HK$50.3 million (US$6.4 million) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines the probable losses and an allowance for doubtful accounts on a continuing basis, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant fluctuation in interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(e)	Foreign currency risk

Certain transactions of the Company are denominated in RMB, EUR, and USD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RMB, EUR, and USD converted to HKD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

(f)	Economic and political risk

The Company’s major operations are conducted in Hong Kong and PRC. Accordingly, the political, economic, and legal environments in Hong Kong and PRC, as well as the general state of Hong Kong and PRC’s economies may influence the Company’s business, financial condition, and results of operations.

(g)	Impact of COVID-19 pandemic

In March 2020, the World Health Organization recognized the novel strain of coronavirus (COVID-19) as a pandemic. This COVID-19 outbreak is a widespread health crisis that has adversely affected the economies and financial markets around the world, resulting in an economic downturn that could materially impact the Company’s operating results. In response to this COVID-19 outbreak, the governments of many countries, states, cities, and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. However, the Company’s operating results and financial performance have not adversely affected by the overall impacts of the pandemic during the years ended December 31, 2021 and 2022.

NOTE 17－ COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2021 and 2022, there were outstanding bank guarantees of approximately HK$12.4 million and HK$12.3 million (US$1.6 million), respectively issued by a bank in Hong Kong on behalf of the Company in respect of performance bonds as required by certain vendors for the purchase of goods. These guarantees generally expire in the next twelve months.

As of December 31, 2022, the Company did not have any significant commitments involved.

NOTE 18－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022, up to the date that the audited consolidated financial statements were available to be issued.

On May 31, 2023, the Company, through E I L HK approved to declare and distribute a final dividend of HK$19.2 million to the shareholders. Partial dividends were settled by offsetting against the receivable due from the director of the Company.

On June 13, 2023, the Company formed a branch office in Taiwan, Republic of China (“Taiwan”), with a legal name of E I L Company Limited, Taiwan Branch Office (“E I L Taiwan”). E I L Taiwan is mainly engaged in the sale and distribution of electronic components in Taiwan.

On September 19, 2023, the Company allotted and issued in an aggregate of 9,980,000 ordinary shares to the current shareholders of the Company at the consideration of $998.

F-46

[     ] ORDINARY SHARES

E I L HOLDINGS LIMITED

PRELIMINARY PROSPECTUS

[     ], 2023

EF HUTTON

division of Benchmark Investments, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning our or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

In June 2023, in connection with the reorganization described in Note 1 to our consolidated financial statements included elsewhere in this registration statement, we issued 7,000 and 3,000 Ordinary Shares to E-Space Holdings Limited and Corporate Channel International Limited, respectively, for aggregate consideration of HK$1,280,000 (approximately US$163,057).

In September 2023, in connection with the reorganization as described elsewhere in this registration statement, we issued 6,986,000 and 2,994,000 Ordinary Shares to E-Space Holdings Limited and Corporate Channel International Limited, respectively, for consideration of US$699 and US$299, respectively.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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(c)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(4)	For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Memorandum and Articles of Association, as currently in effect*
4.1	Specimen certificate evidencing Ordinary Shares*
4.2	Form of Representative’s Warrants*
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Shares being registered*
10.1	Unofficial English Translation of Distributor Authorization Certificate, dated January 1, 2023, by and among Guoyi Xingye Technology (Taiwan, Shenzhen, Hong Kong) Co., Ltd, E I L Company Limited and Yu Shen Electronic (Shenzhen) Limited.*
10.2	Bank of Communications (Hong Kong) Limited Banking Facilities Letter to E I L Company Limited, dated January 21, 2022.*
10.3	The Hongkong and Shanghai Banking Corporation Limited Banking Facilities Letter to E I L Company Limited, dated April 11, 2023.*
10.4	Nanyang Commercial Bank, Limited Banking Facilities Letter to E I L Company Limited, dated February 22, 2022.*
10.5	Nanyang Commercial Bank, Limited Banking Facilities Letter to E I L Company Limited, dated March 21, 2022.*
10.6	DBS Bank (Hong Kong) Limited Banking Facilities Letter to E I L Company Limited, dated April 21, 2022.*
10.7	Dah Sing Bank, Limited Banking Facilities Letter to E I L Company Limited, dated March 2, 2022.*
10.8	Citibank, N.A., Hong Kong Branch Credit Facilities Letter to E I L Company Limited, dated March 23, 2023.*
10.9	Mortgage Loan Guarantee by and among The Hongkong and Shanghai Banking Corporation Limited and Lam Ying, dated July 27, 2022.*
10.10	Executive Officer Employment Agreement, by and between Ronnie Kong Wai On and the registrant, dated as of [ ].*
10.11	Executive Officer Employment Agreement, by and between Lam Ying and the registrant, dated as of [ ].*
10.12	Executive Officer Employment Agreement, by and between Li Tsz Ying and the registrant, dated as of [ ].*
10.13	Executive Officer Employment Agreement, by and between Chan Man Wa and the registrant, dated as of [ ].*
10.14	Executive Officer Employment Agreement, by and between Anthony Law Ka Fai and the registrant, dated as of [ ].*
10.15	Executive Officer Employment Agreement, by and between Chow Ting Fai and the registrant, dated as of [ ].*
10.16	Independent Director Agreement by and between Li Siu Bun and the registrant, dated as of [ ].*
10.17	Independent Director Agreement by and between Humphrey Cheung Wai Chung and the registrant, dated as of [ ].*
10.18	Independent Director Agreement by and between Ip Wai Hung and the registrant, dated as of [ ].*
21.1	List of subsidiaries of the Company*
23.1	Consent of ARK Pro CPA & Co.*
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*
23.3	Consent of Jingtian & Gongcheng Law Firm (included in Exhibit 99.5)*
23.3	Consent of Loeb & Loeb LLP (included in Exhibit 99.6)*
24.1	Power of Attorney (included in the signature page to the Form F-1)
99.1	Code of Business Conduct and Ethics*
99.2	Audit Committee Charter*
99.3	Nominating Committee Charter*
99.4	Compensation Committee Charter*
99.5	Opinion of Jingtian & Gongcheng Law Firm, as to certain PRC Legal Matters*
99.6	Opinion of Loeb & Loeb LLP, as to certain Hong Kong Legal Matters*
107	Calculation of Filing Fee Table*

* To be filed by amendment.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [     ], 2023.

E I L HOLDINGS LIMITED

By:
Ronnie Kong Wai On
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Ronnie Kong Wai On, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chairperson of the Board of Directors, Director, Chief Executive Officer	[ ], 2023
Ronnie Kong Wai On	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2023
Li Tsz Ying	(Principal Accounting and Financial Officer)

	Chief Operating Officer and Director	[ ], 2023
Lam Ying

	Independent Director	[ ], 2023
Li Siu Bun

	Independent Director	[ ], 2023
Humphrey Cheung Wai Chung

	Independent Director	[ ], 2023
Ip Wai Hung

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [     ], 2023.

Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President

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